Exhibit 99.1

KB Financial Group Inc. and Subsidiaries

Interim Consolidated Financial Statements

March 31, 2015 and 2014

KB Financial Group Inc. and Subsidiaries

Index

March 31, 2015 and 2014

Page(s)

Report on Review of Interim Financial statements	1~2

Interim Consolidated Financial Statements

Interim Consolidated Statements of Financial Position	3

Interim Consolidated Statements of Comprehensive Income	4

Interim Consolidated Statements of Changes in Equity	5

Interim Consolidated Statements of Cash Flows	6

Notes to interim Consolidated Financial Statements	7~132

Report on Review of Interim Financial Statements

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and Board of Directors of

KB Financial Group Inc.

Reviewed Financial Statements

We have reviewed the accompanying interim consolidated financial statements of KB Financial Group Inc. and its subsidiaries (the “Group”). These financial statements consist of consolidated statement of financial position of the Group as of March 31, 2015, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2015 and 2014, and a summary of significant accounting policies and other explanatory notes, expressed in Korean won.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these interim consolidated financial statements in accordance with the International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”) 1034, Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to issue a report on these interim consolidated financial statements based on our reviews. We conducted our reviews in accordance with the quarterly and semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe the accompanying interim consolidated financial statements do not present fairly, in all material respects, in accordance with the Korean IFRS 1034.

Other Matters

We have audited the consolidated statement of financial position of the Group as of December 31, 2014, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, in accordance with auditing standards generally accepted in the Republic of Korea. We expressed an unqualified opinion on those financial statements in our audit report dated March 12, 2015. These financial statements are not included in this review report. The statement of financial position as of December 31, 2014, presented herein for comparative purposes, is consistent, in all material respects, with the above audited statement of financial position as of December 31, 2014.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report is for use by those who are informed about Korean review standards and their application in practice.

Seoul, Korea

May 14, 2015

This report is effective as of May 14, 2015, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying interim consolidated financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KB Financial Group Inc. and Subsidiaries

Interim Consolidated Statements of Financial Position

March 31, 2015 and December 31, 2014

(in millions of Korean won)	Notes	March 31, 2015		December 31, 2014
Assets
Cash and due from financial institutions	4,6,7,37	~~W~~	14,842,367	~~W~~	15,423,847
Financial assets at fair value through profit or loss	4,6,11		10,569,176		10,757,910
Derivative financial assets	4,6,8		2,035,324		1,968,190
Loans	4,6,9,10		238,266,466		231,449,653
Financial investments	4,6,11		34,742,407		34,960,620
Investments in associates	12		682,946		670,332
Property and equipment	13		3,042,896		3,082,985
Investment property	13		391,561		377,544
Intangible assets	14		474,201		488,922
Current income tax assets			138,154		306,313
Deferred income tax assets	15,32		14,719		15,562
Assets held for sale	16		65,651		70,357
Other assets	4,6,17		10,490,276		8,783,473

Total assets		~~W~~	315,756,144	~~W~~	308,355,708

Liabilities
Financial liabilities at fair value through profit or loss	4,6,18	~~W~~	1,983,927	~~W~~	1,818,968
Derivative financial liabilities	4,6,8		1,918,867		1,797,390
Deposits	4,6,19		213,197,751		211,549,121
Debts	4,6,20		16,493,697		15,864,500
Debentures	4,6,21		29,138,478		29,200,706
Provisions	22		599,466		614,347
Net defined benefit liabilities	23		121,564		75,684
Current income tax liabilities			327,692		231,907
Deferred income tax liabilities	15,32		106,763		93,211
Other liabilities	4,6,24		23,937,850		19,597,202

Total liabilities			287,826,055		280,843,036

Equity
Share capital	25		1,931,758		1,931,758
Capital surplus	25		15,854,510		15,854,510
Accumulated other comprehensive income	25,34		572,105		461,679
Retained earnings	25		9,370,756		9,067,145

Equity attributable to shareholders of the parent company			27,729,129		27,315,092
Non-controlling interests			200,960		197,580

Total equity			27,930,089		27,512,672

Total liabilities and equity		~~W~~	315,756,144	~~W~~	308,355,708

The accompanying notes are an integral part of these interim consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Interim Consolidated Statements of Comprehensive Income

Three-Month Periods Ended March 31, 2015 and 2014

		Three-Month Period Ended March 31
(In millions of Korean won, except per share amounts)	Notes	2015		2014
Interest income		~~W~~	2,711,690	~~W~~	2,898,504
Interest expense			(1,174,773)		(1,355,793)

Net interest income	5,26		1,536,917		1,542,711

Fee and commission income			717,113		617,809
Fee and commission expense			(335,016)		(304,424)

Net fee and commission income	5,27		382,097		313,385

Net gains on financial instruments at fair value through profit or loss	5,28		133,134		70,519

Net other operating income(expense)	5,29		(245,454)		(171,251)

General and administrative expenses	5,30		(1,077,035)		(990,864)

Operating profit before provision for credit losses	5		729,659		764,500
Provision for credit losses	5,10,17,22		(193,766)		(280,776)

Net operating income	5		535,893		483,724

Share of profit of associates	5,12		19,721		15,378
Net other non-operating income	5,31		186,105		1,886

Net non-operating income			205,826		17,264

Profit before income tax	5		741,719		500,988
Income tax expense	5,32		(128,564)		(141,754)

Profit for the period	5		613,155		359,234

Items that will not be reclassified to profit or loss Remeasurements of net defined benefit liabilities	23		(741)		(2,762)

			(741)		(2,762)

Items that may be reclassified subsequently to profit or loss Exchange differences on translating foreign operations			3,448		4,961
Change in value of financial investments			111,727		25,870
Shares of other comprehensive income of associates			(1,490)		(30,304)
Cash flow hedges			(2,688)		(1,055)

			110,997		(528)

Other comprehensive income(loss) for the period, net of tax			110,256		(3,290)

Total comprehensive income for the period		~~W~~	723,411	~~W~~	355,944

Profit attributable to:
Shareholders of the parent company	5	~~W~~	604,965	~~W~~	359,234
Non-controlling interests	5		8,190		—

	5	~~W~~	613,155	~~W~~	359,234

Total comprehensive income for the period attributable to:
Shareholders of the parent company		~~W~~	715,391	~~W~~	355,944
Non-controlling interests			8,020		—

		~~W~~	723,411	~~W~~	355,944

Earnings per share	35
Basic earnings per share		~~W~~	1,566	~~W~~	930
Diluted earnings per share			1,560		926

The accompanying notes are an integral part of these interim consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Interim Consolidated Statements of Changes in Equity

Three-Month Periods Ended March 31, 2015 and 2014

	Equity attributable to shareholders of the parent company
(in millions of Korean won)	Share Capital		Capital Surplus		Accumulated Other Comprehensive Income		Retained Earnings		Non-controlling Interests		Total Equity
Balance at January 1, 2014	~~W~~	1,931,758	~~W~~	15,854,605	~~W~~	336,312	~~W~~	7,859,599	~~W~~	—	~~W~~	25,982,274

Comprehensive income
Profit for the period		—		—		—		359,234		—		359,234
Remeasurements of net defined benefit liabilities		—		—		(2,762)		—		—		(2,762)
Exchange differences on translating foreign operations		—		—		4,961		—		—		4,961
Change in value of financial investments		—		—		25,870		—		—		25,870
Shares of other comprehensive income of associates		—		—		(30,304)		—		—		(30,304)
Cash flow hedges		—		—		(1,055)		—		—		(1,055)

Total comprehensive income		—		—		(3,290)		359,234		—		355,944

Transactions with shareholders
Dividends paid to shareholders of the parent company		—		—		—		(193,176)		—		(193,176)
Others		—		—		—		—		184,695		184,695

Total transactions with shareholders		—		—		—		(193,176)		184,695		(8,481)

Balance at March 31, 2014	~~W~~	1,931,758	~~W~~	15,854,605	~~W~~	333,022	~~W~~	8,025,657	~~W~~	184,695	~~W~~	26,329,737

Balance at January 1, 2015	~~W~~	1,931,758	~~W~~	15,854,510	~~W~~	461,679	~~W~~	9,067,145	~~W~~	197,580	~~W~~	27,512,672

Comprehensive income
Profit for the period		—		—		—		604,965		8,190		613,155
Remeasurements of net defined benefit liabilities		—		—		(717)		—		(24)		(741)
Exchange differences on translating foreign operations		—		—		3,448		—		—		3,448
Change in value of financial investments		—		—		111,811		—		(84)		111,727
Shares of other comprehensive income of associates		—		—		(1,490)		—		—		(1,490)
Cash flow hedges		—		—		(2,626)		—		(62)		(2,688)

Total comprehensive income		—		—		110,426		604,965		8,020		723,411

Transactions with shareholders
Dividends paid to shareholders of the parent company		—		—		—		(301,354)		(4,640)		(305,994)

Total transactions with shareholders		—		—		—		(301,354)		(4,640)		(305,994)

Balance at March 31, 2015		1,931,758		15,854,510		572,105		9,370,756		200,960		27,930,089

The accompanying notes are an integral part of these interim consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Interim Consolidated Statements of Cash Flows

Three-Month Periods Ended March 31, 2015 and 2014

		Three-Month Period Ended March 31
(in millions of Korean won)	Note	2015		2014
Cash flows from operating activities
Profit for the period		~~W~~	613,155	~~W~~	359,234

Adjustment for non-cash items
Net gain on financial instrument at fair value through profit or loss			(82,249)		(3,460)
Net gain on derivative financial instruments for hedging purposes			(6,810)		(10,630)
Adjustment of fair value of derivative financial instruments			999		(1,267)
Provision for credit loss			193,766		280,776
Net loss on financial investments			20,903		5,962
Share of profit of associates			(19,721)		(15,378)
Depreciation and amortization			60,089		61,062
Other net losses(gains) on property and equipment/intangible assets			(437)		9,816
Share-based payments			5,971		(1,130)
Policy reserve appropriation			137,093		147,748
Post-employment benefits			46,823		41,116
Net interest income			114,280		61,082
Gains on foreign currency translation			58,761		15,269
Net other expense			30,396		1,117

			559,864		592,083

Changes in operating assets and liabilities
Financial asset at fair value through profit or loss			281,634		175,737
Derivative financial instruments			97,121		17,625
Loans			(7,107,907)		(2,972,019)
Current income tax assets			168,159		14,291
Deferred income tax assets			853		2,572
Other assets			(2,261,650)		1,004,819
Financial liabilities at fair value through profit or loss			117,357		351,150
Deposits			1,644,478		1,297,807
Deferred income tax liabilities			(19,545)		68,323
Other liabilities			3,582,021		390,678

			(3,497,479)		350,983

Net cash generated from (used in) operating activities			(2,324,460)		1,302,300

Cash flows from investing activities
Disposal of financial investments			5,226,196		3,652,610
Acquisition of financial investments			(4,812,058)		(3,635,334)
Disposal in investments in associates			6,448		52,942
Acquisition of investments in associates			(758)		(6,640)
Disposal of property and equipment			88		(506)
Acquisition of property and equipment			(20,244)		(12,112)
Disposal of intangible assets			1,503		1,282
Acquisition of intangible assets			(4,224)		(2,314)
Business combination, net of cash acquired			—		(266,899)
Others			1,248,742		(281,479)

Net cash provided by(used in) investing activities			1,645,693		(498,450)

Cash flows from financing activities
Net cash flows from derivative financial instruments for hedging purposes			(3,704)		(7,702)
Net increase(decrease) in debts			610,059		2,889,509
Increase in debentures			10,286,050		3,831,283
Decrease in debentures			(10,380,712)		(4,367,913)
Increase(decrease) in other payables from trust accounts			135,580		(698,260)
Others			63,106		(839,360)

Net cash provided by financing activities			710,379		807,557

Effect of exchange rate changes on cash and cash equivalents			4,535		8,614

Net increase in cash and cash equivalents			36,147		1,620,021
Cash and cash equivalents at the beginning of the period	37		7,018,796		6,169,186

Cash and cash equivalents at the end of the period	37	~~W~~	7,054,943	~~W~~	7,789,207

The accompanying notes are an integral part of these interim consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

1. The Parent Company

KB Financial Group Inc. (the “Parent Company”) was incorporated on September 29, 2008, under the Financial Holding Companies Act of Korea. KB Financial Group Inc. and its subsidiaries (the “Group”) derive substantially all of their revenue and income from providing a broad range of banking and related financial services to consumers and corporations primarily in Korea and in selected international markets. The Parent Company’s principal business includes ownership and management of subsidiaries and associated companies that are engaged in financial services or activities. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd., and KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. The Group established KB Savings Bank Co., Ltd. in January 2012, acquired Yehansoul Savings Bank Co., Ltd. in September 2014 and KB Savings Bank Co., Ltd. merged with Yehansoul Savings Bank Co., Ltd. in January 2015. In addition, the Group acquired Woori Financial Co.,Ltd. and changed the name to KB Capital Co.,Ltd. in March 2015.

The Parent Company’s share capital as of March 31, 2015, is ~~W~~1,931,758 million. The Parent Company is authorized to issue up to 1 billion shares. The Parent Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008. Number of shares authorized on its Articles of Incorporation is 1,000 million.

2. Basis of Preparation

2.1 Application of Korean IFRS

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (“Hangul”) in accordance with the International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”). The accompanying consolidated financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Group’s financial position, financial performance or cash flows, is not presented in the accompanying consolidated financial statements.

The Group’s consolidated financial statements have been prepared in accordance with Korean IFRS. Korean IFRS are the standards and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of consolidated financial statements requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 2.4.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

The Group’s interim consolidated financial statements as of and for the three-month period ended March 31, 2015, have been prepared in accordance with Korean IFRS 1034, Interim Financial Reporting. These interim consolidated financial statements have been prepared in accordance with the Korean IFRS which is effective as of March 31, 2015.

The Group newly applied the following amended and enacted standards for the annual period beginning on January 1, 2015, application of these amendment and improvements would not have a material impact on its consolidated financial statements.

•	Amendment to Korean IFRS 1019, Employee Benefits

•	Annual improvements to Korean IFRSs 2010–2012 cycle

•	Annual improvements to Korean IFRSs 2011–2013 cycle

The Group expects that new standards, amendments and interpretations issued but not effective for the annual period beginning on January 1, 2015, and not early adopted would not have a material impact on its consolidated financial statements.

For the periods prior to the nine-month period ended September 30, 2014, pursuant to Korean IFRS 1037 if a uncertain tax position satisfied the criteria for provisions, the Group measured the best estimate of expenditures for the uncertain tax position. The amount in relation to the claim of rectification and litigation over the levied amount from taxation authority was recognized as contingent assets. However, the Group retrospectively applied the accounting policy in accordance with the Korean IFRS 1012, which allows recognition of the tax payment in 2014 as income tax assets when it is probable to receive a tax refund. The restated comparative consolidated financial statements reflect adjustments resulting from the retrospective application.

The effect of these changes in accounting policy to comprehensive income for the three-month period ended March 31, 2014 is as follows:

Effect on Consolidated Statements of Comprehensive Income

(In millions of Korean won)	2014
Increase in income tax	~~W~~	(14,291)
(In Korean won)
Decrease in earnings per share		(37)
Decrease in diluted earnings per share		(37)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

2.2 Measurement Basis

The consolidated financial statements have been prepared under the historical cost convention unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the financial statements of each entity of the Group are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Korean won, which is the Parent Company’s functional and presentation currency.

2.4 Significant Estimates

The preparation of consolidated financial statements requires the application of accounting policies, certain critical accounting estimates and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses). Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment at the reporting date are different from the actual environment.

Estimates and assumptions are continually evaluated and any change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only. Alternatively if the change in accounting estimate affects both the period of change and future periods, that change is recognized in the profit or loss of all those periods.

The significant accounting estimates and assumptions are consistently applied to all periods presented, except for the assumptions for income tax expense.

3. Significant Accounting Policies

The significant accounting policies and calculation methods applied in the preparation of these consolidated financial statements have been consistently applied to all periods presented, except for the impact of changes due to enactment of new standards, amendments and interpretations disclosed in Note 2.1 and the following paragraph.

3.1 Income Tax Expense for the Interim Period

Income tax expense for the interim period is measured by expected average annual income tax rate applicable on expected total annual income.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

4. Financial Risk Management

4.1 Summary

4.1.1 Overview of Financial Risk Management Policy

The financial risks that the Group is exposed to are credit risk, market risk, liquidity risk, operational risk and others.

The Group’s risk management system focuses on increasing transparency, developing the risk management environment, preventing transmission of risk to other related subsidiaries, and the preemptive response to risk due to rapid changes in the financial environment to support the Group’s long-term strategy and business decisions efficiently. Credit risk, market risk, liquidity risk, and operational risk have been recognized as the Group’s key risks. These risks are measured in Economic Capital or VaR (Value at Risk) and are managed using a statistical method.

4.1.2 Risk Management Organization

Risk Management Committee

The Risk Management Committee establishes risk management strategies in accordance with the directives of the Board of Directors and determines the Group’s target risk appetite, approves significant risk matters and reviews the level of risks that the Group is exposed to and the appropriateness of the Group’s risk management operations as an ultimate decision-making authority.

Risk Management Council

The Risk Management Council is a consultative group which reviews and makes decisions on matters delegated by the Risk Management Committee and discusses the detailed issues relating to the Group’s risk management.

Risk Management Division

The Risk Management Division is responsible for monitoring and managing the Group’s economic capital limit and managing specific policies, procedures and work processes relating to the Group’s risk management.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

4.2 Credit Risk

4.2.1 Overview of Credit Risk

Credit risk is the risk of possible losses in an asset portfolio in the event of a counterparty’s default, breach of contract and deterioration in the credit quality of the counterparty. For risk management reporting purposes, the individual borrower’s default risk, country risk, specific risks and other credit risk exposure components are considered as a whole.

4.2.2 Credit Risk Management

The Group measures expected losses and economic capital on assets that are subject to credit risk management whether on- or off-balance sheet items and uses expected losses and economic capital as a management indicator. The Group manages credit risk by allocating credit risk economic capital limits.

In addition, the Group controls the credit concentration risk exposure by applying and managing total exposure limits to prevent an excessive risk concentration to each industry and borrower.

The Group has organized a credit risk management team that focuses on credit risk management in accordance with the Group’s credit risk management policy. For Kookmin Bank, which is the main subsidiary, its loan analysis department which is independent from the sales department is responsible for loan policy, loan limit, loan review, credit evaluation, restructuring and subsequent events. Kookmin Bank’s risk management group is also responsible for planning risk management policy, applying limits of credit lines, measuring the credit risk economic capital, adjusting credit limits, reviewing credit and verifying credit evaluation models.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

4.2.3 Maximum Exposure to Credit Risk

The Group’s maximum exposures of financial instruments, excluding equity securities, to credit risk without consideration of collateral values as of March 31, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015		Dec. 31, 2014
Financial assets
Due from financial institutions	~~W~~	12,075,253	~~W~~	12,878,430
Financial assets at fair value through profit or loss
Financial assets held for trading[1]		9,461,990		9,763,553
Financial assets designated at fair value through profit or loss		372,384		442,960
Derivatives		2,035,324		1,968,190
Loans[2]		238,266,466		231,449,653
Financial investments
Available-for-sale financial assets		19,502,118		19,359,822
Held-to-maturity financial assets		12,229,587		12,569,154
Other financial assets[2]		9,142,963		7,559,631

		303,086,085		295,991,393

Off-balance sheet items
Acceptances and guarantees contracts		8,522,101		8,957,888
Financial guarantee contracts		4,476,631		4,459,645
Commitments		97,102,354		96,162,693

		110,101,086		109,580,226

	~~W~~	413,187,171	~~W~~	405,571,619

[1]	Financial instruments indexed to the price of gold amounting to ~~W~~56,676 million and ~~W~~51,345 million as of March 31, 2015 and December 31, 2014, respectively, are included.
[2]	Loans and other financial assets are net of allowance.

4.2.4 Credit risk of loans

The Group maintains an allowance for loan losses associated with credit risk on loans to manage its credit risk.

The Group recognizes an impairment loss on loans carried at amortized cost when there is any objective indication of impairment. Under Korean IFRS, an impairment loss is based on losses incurred at the end of the reporting period. Therefore, the Group does not recognize losses expected as a result of future events. The Group measures inherent incurred losses on loans and presents them in the consolidated financial statements through the use of an allowance account which is offset against the related loans.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

Loans are classified as follows:

(In millions of Korean won)	Mar. 31, 2015
Loans	Retail			Corporate			Credit card			Total
	Amount		%	Amount		%	Amount		%	Amount		%
Neither past due nor impaired	~~W~~	116,797,491	98.03	~~W~~	107,409,852	97.59	~~W~~	11,097,098	96.18	~~W~~	235,304,441	97.74
Past due but not impaired		1,588,587	1.33		443,137	0.40		246,042	2.13		2,277,766	0.95
Impaired		756,104	0.64		2,209,515	2.01		195,225	1.69		3,160,844	1.31

		119,142,182	100.00		110,062,504	100.00		11,538,365	100.00		240,743,051	100.00

Allowances[1]		(521,390)	0.44		(1,570,188)	1.43		(385,007)	3.34		(2,476,585)	1.03

Carrying amount	~~W~~	118,620,792		~~W~~	108,492,316		~~W~~	11,153,358		~~W~~	238,266,466

(In millions of Korean won)	Dec. 31, 2014
Loans	Retail			Corporate			Credit card			Total
	Amount		%	Amount		%	Amount		%	Amount		%
Neither past due nor impaired	~~W~~	116,956,042	98.04	~~W~~	100,542,430	97.64	~~W~~	11,155,710	95.90	~~W~~	228,654,182	97.76
Past due but not impaired		1,576,365	1.32		331,780	0.32		276,875	2.38		2,185,020	0.93
Impaired		765,751	0.64		2,097,041	2.04		199,711	1.72		3,062,503	1.31

		119,298,158	100.00		102,971,251	100.00		11,632,296	100.00		233,901,705	100.00

Allowances[1]		(536,959)	0.45		(1,525,152)	1.48		(389,941)	3.35		(2,452,052)	1.05

Carrying amount	~~W~~	118,761,199		~~W~~	101,446,099		~~W~~	11,242,355		~~W~~	231,449,653

[1]	Collectively assessed allowances for loans are included as they are not impaired individually.

Credit quality of loans that are neither past due nor impaired are as follows:

(In millions of Korean won)	Mar. 31, 2015
	Retail		Corporate		Credit card		Total
Grade 1	~~W~~	99,523,259	~~W~~	48,838,020	~~W~~	5,639,820	~~W~~	154,001,099
Grade 2		12,245,083		45,705,534		3,874,559		61,825,176
Grade 3		4,088,619		10,534,467		1,273,351		15,896,437
Grade 4		711,509		1,859,708		152,212		2,723,429
Grade 5		229,021		472,123		157,156		858,300

	~~W~~	116,797,491	~~W~~	107,409,852	~~W~~	11,097,098	~~W~~	235,304,441

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

(In millions of Korean won)	Dec. 31, 2014
	Retail		Corporate		Credit card		Total
Grade 1	~~W~~	99,314,075	~~W~~	43,166,076	~~W~~	5,705,083	~~W~~	148,185,234
Grade 2		12,557,654		43,913,621		3,788,572		60,259,847
Grade 3		4,057,239		11,014,410		1,342,891		16,414,540
Grade 4		775,407		1,984,073		163,279		2,922,759
Grade 5		251,667		464,250		155,885		871,802

	~~W~~	116,956,042	~~W~~	100,542,430	~~W~~	11,155,710	~~W~~	228,654,182

Credit quality of loans graded according to internal credit ratings are as follows:

	Range of PD (%) (Probability of Default)	Retail	Corporate
Grade 1	0.0 ~ 1.0	1 ~ 5 grade	AAA ~ BBB+
Grade 2	1.0 ~ 5.0	6 ~ 8 grade	BBB ~ BB
Grade 3	5.0 ~ 15.0	9 ~ 10 grade	BB- ~ B
Grade 4	15.0 ~ 30.0	11 grade	B- ~ CCC
Grade 5	30.0 ~	12 grade or under	CC or under

Loans that are past due but not impaired are as follows:

(In millions of Korean won)	Mar. 31, 2015
	1 ~ 29 days		30 ~ 59 days		60 ~ 89 days		90 days or more		Total
Retail	~~W~~	1,321,808	~~W~~	185,774	~~W~~	80,947	~~W~~	58	~~W~~	1,588,587
Corporate		370,705		46,753		25,678		1		443,137
Credit card		178,331		38,191		28,346		1,174		246,042

	~~W~~	1,870,844	~~W~~	270,718	~~W~~	134,971	~~W~~	1,233	~~W~~	2,277,766

(In millions of Korean won)	Dec. 31, 2014
	1 ~ 29 days		30 ~ 59 days		60 ~ 89 days		90 days or more		Total
Retail	~~W~~	1,271,327	~~W~~	211,857	~~W~~	93,125	~~W~~	56	~~W~~	1,576,365
Corporate		279,413		37,918		14,449		—		331,780
Credit card		201,652		41,428		32,839		956		276,875

	~~W~~	1,752,392	~~W~~	291,203	~~W~~	140,413	~~W~~	1,012	~~W~~	2,185,020

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

Impaired loans are as follows:

(In millions of Korean won)	Mar. 31, 2015
	Retail		Corporate		Credit card		Total
Loans	~~W~~	756,104	~~W~~	2,209,515	~~W~~	195,225	~~W~~	3,160,844
Allowances
Individual assessment		—		(867,120)		—		(867,120)
Collective assessment		(276,753)		(222,006)		(126,488)		(625,247)

		(276,753)		(1,089,126)		(126,488)		(1,492,367)

	~~W~~	479,351	~~W~~	1,120,389	~~W~~	68,737	~~W~~	1,668,477

(In millions of Korean won)	Dec. 31, 2014
	Retail		Corporate		Credit card		Total
Loans	~~W~~	765,751	~~W~~	2,097,041	~~W~~	199,711	~~W~~	3,062,503
Allowances
Individual assessment		—		(827,386)		—		(827,386)
Collective assessment		(287,548)		(212,625)		(129,518)		(629,691)

		(287,548)		(1,040,011)		(129,518)		(1,457,077)

	~~W~~	478,203	~~W~~	1,057,030	~~W~~	70,193	~~W~~	1,605,426

A quantification of the extent to which collateral and other credit enhancements mitigate credit risk as of March 31, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015
	Impaired Loans				Non-impaired Loans
	Individual		Collective		Past due		Not past due		Total
Guarantees	~~W~~	16,952	~~W~~	218,582	~~W~~	390,899	~~W~~	38,747,083	~~W~~	39,373,516
Deposits and savings		415		13,033		42,887		2,086,022		2,142,357
Property and equipment		7,931		33,836		41,041		3,297,459		3,380,267
Real estate		296,308		595,215		1,174,254		125,168,832		127,234,609

	~~W~~	321,606	~~W~~	860,666	~~W~~	1,649,081	~~W~~	169,299,396	~~W~~	172,130,749

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

(In millions of Korean won)	Dec. 31, 2014
	Impaired Loans				Non-impaired Loans
	Individual		Collective		Past due		Not past due		Total
Guarantees	~~W~~	19,654	~~W~~	190,491	~~W~~	359,532	~~W~~	37,754,080	~~W~~	38,323,757
Deposits and savings		954		15,466		35,756		2,286,691		2,338,867
Property and equipment		7,772		4,921		2,449		2,769,360		2,784,502
Real estate		270,230		529,446		1,125,065		123,451,062		125,375,803

	~~W~~	298,610	~~W~~	740,324	~~W~~	1,522,802	~~W~~	166,261,193	~~W~~	168,822,929

4.2.5 Credit quality of securities

The financial assets at fair value through profit or loss and financial investments excluding equity securities that are exposed to credit risk are as follows:

(In millions of Korean won)	Mar. 31, 2015		Dec. 31, 2014
Securities that are neither past due nor impaired	~~W~~	41,503,704	~~W~~	42,077,873
Impaired securities		5,699		6,271

	~~W~~	41,509,403	~~W~~	42,084,144

The credit quality of securities, excluding equity securities, that are neither past due nor impaired as of March 31, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5		Total
Securities that are neither past due nor impaired
Financial assets held for trading	~~W~~	8,167,513	~~W~~	1,237,801	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	9,405,314
Financial assets designated at fair value through profit or loss		63,574		308,810		—		—		—		372,384
Available-for-sale financial assets		18,511,927		922,374		62,118		—		—		19,496,419
Held-to-maturity financial assets		12,229,587		—		—		—		—		12,229,587

	~~W~~	38,972,601	~~W~~	2,468,985	~~W~~	62,118	~~W~~	—	~~W~~	—	~~W~~	41,503,704

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

(In millions of Korean won)	Dec. 31, 2014
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5		Total
Securities that are neither past due nor impaired
Financial assets held for trading	~~W~~	8,464,038	~~W~~	1,248,170	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	9,712,208
Financial assets designated at fair value through profit or loss		76,893		366,067		—		—		—		442,960
Available-for-sale financial assets		18,442,055		847,565		63,931		—		—		19,353,551
Held-to-maturity financial assets		12,569,154		—		—		—		—		12,569,154

	~~W~~	39,552,140	~~W~~	2,461,802	~~W~~	63,931	~~W~~	—	~~W~~	—	~~W~~	42,077,873

The credit qualities of securities (excluding equity securities) according to the credit ratings by external rating agencies are as follows:

Credit quality	Domestic			Foreign
	KAP	KIS	NICE P&I	S&P	Fitch-IBCA	Moody’s
Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A- to AA-	A- to AA-	A- to AA-	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	BB- or under	BB- or under	BB- or under	B or under	B or under	B2 or under

Debt securities’ credit qualities denominated in Korean won are based on the lowest credit rating by the three domestic credit rating agencies above, and those denominated in foreign currencies are based on the lowest credit rating by the three foreign credit rating agencies above.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

4.2.6 Credit risk concentration analysis

The details of the Group’s loans by country as of March 31, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
Korea	~~W~~	119,098,696	~~W~~	108,045,490	~~W~~	11,535,194	~~W~~	238,679,380	99.14	~~W~~	(2,426,489)	~~W~~	236,252,891
Europe		5		166,703		599		167,307	0.07		(361)		166,946
China		71		724,078		362		724,511	0.30		(17,780)		706,731
Japan		2,320		216,212		288		218,820	0.09		(28,971)		189,849
U.S.		—		738,150		781		738,931	0.31		(697)		738,234
Others		41,090		171,871		1,141		214,102	0.09		(2,287)		211,815

	~~W~~	119,142,182	~~W~~	110,062,504	~~W~~	11,538,365	~~W~~	240,743,051	100.00	~~W~~	(2,476,585)	~~W~~	238,266,466

(In millions of Korean won)	Dec. 31, 2014
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
Korea	~~W~~	119,248,111	~~W~~	100,878,627	~~W~~	11,629,337	~~W~~	231,756,075	99.08	~~W~~	(2,401,417)	~~W~~	229,354,658
Europe		9		184,307		428		184,744	0.08		(390)		184,354
China		84		764,415		240		764,739	0.33		(15,544)		749,195
Japan		2,581		271,914		263		274,758	0.12		(31,394)		243,364
U.S.		—		698,294		834		699,128	0.30		(631)		698,497
Others		47,373		173,694		1,194		222,261	0.09		(2,676)		219,585

	~~W~~	119,298,158	~~W~~	102,971,251	~~W~~	11,632,296	~~W~~	233,901,705	100.00	~~W~~	(2,452,052)	~~W~~	231,449,653

The details of the Group’s corporate loans by industry as of March 31, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	13,032,338	11.84	~~W~~	(91,934)	~~W~~	12,940,404
Manufacturing		33,956,859	30.85		(547,157)		33,409,702
Service		40,621,430	36.91		(303,623)		40,317,807
Wholesale & Retail		13,534,176	12.30		(162,549)		13,371,627
Construction		4,059,679	3.69		(441,393)		3,618,286
Public sector		768,696	0.70		(7,552)		761,144
Others		4,089,326	3.71		(15,980)		4,073,346

	~~W~~	110,062,504	100.00	~~W~~	(1,570,188)	~~W~~	108,492,316

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

(In millions of Korean won)	Dec. 31, 2014
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	9,117,333	8.85	~~W~~	(85,507)	~~W~~	9,031,826
Manufacturing		32,694,233	31.75		(524,868)		32,169,365
Service		39,384,520	38.25		(306,588)		39,077,932
Wholesale & Retail		13,286,775	12.90		(152,391)		13,134,384
Construction		3,862,457	3.75		(429,297)		3,433,160
Public sector		755,150	0.73		(6,740)		748,410
Others		3,870,783	3.77		(19,761)		3,851,022

	~~W~~	102,971,251	100.00	~~W~~	(1,525,152)	~~W~~	101,446,099

The details of the Group’s retail and credit card loans by type as of March 31, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015
	Loans		%	Allowances		Carrying amount
Housing purpose	~~W~~	52,305,471	40.03	~~W~~	(30,158)	~~W~~	52,275,313
General purpose		66,836,711	51.15		(491,232)		66,345,479
Credit card		11,538,365	8.82		(385,007)		11,153,358

	~~W~~	130,680,547	100.00	~~W~~	(906,397)	~~W~~	129,774,150

(In millions of Korean won)	Dec. 31, 2014
	Loans		%	Allowances		Carrying amount
Housing purpose	~~W~~	52,530,611	40.12	~~W~~	(30,966)	~~W~~	52,499,645
General purpose		66,767,547	50.99		(505,993)		66,261,554
Credit card		11,632,296	8.89		(389,941)		11,242,355

	~~W~~	130,930,454	100.00	~~W~~	(926,900)	~~W~~	130,003,554

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

The details of the Group’s securities, excluding equity securities, and derivative financial instruments by industry as of March 31, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015
	Amount		%
Financial assets held for trading
Government and government funded institutions	~~W~~	3,837,583	40.80
Banking and insurance		4,371,372	46.48
Others		1,196,359	12.72

		9,405,314	100.00

Financial assets designated at fair value through profit or loss
Banking and insurance		372,384	100.00

		372,384	100.00

Derivative financial assets
Government and government funded institutions		23,020	1.13
Banking and insurance		1,843,554	90.58
Others		168,750	8.29

		2,035,324	100.00

Available-for-sale financial assets
Government and government funded institutions		6,665,376	34.18
Banking and insurance		9,884,988	50.69
Others		2,951,754	15.13

		19,502,118	100.00

Held-to-maturity financial assets
Government and government funded institutions		9,657,924	78.97
Banking and insurance		1,938,269	15.85
Others		633,394	5.18

		12,229,587	100.00

	~~W~~	43,544,727

(In millions of Korean won)	Dec. 31, 2014
	Amount		%
Financial assets held for trading
Government and government funded institutions	~~W~~	4,003,061	41.22
Banking and insurance		4,368,341	44.98
Others		1,340,806	13.80

		9,712,208	100.00

Financial assets designated at fair value through profit or loss
Banking and insurance		442,960	100.00

		442,960	100.00

Derivative financial assets
Government and government funded institutions		19,732	1.00
Banking and insurance		1,762,160	89.53
Others		186,298	9.47

		1,968,190	100.00

Available-for-sale financial assets
Government and government funded institutions		8,274,026	42.74
Banking and insurance		8,192,189	42.32
Others		2,893,607	14.95

		19,359,822	100.00

Held-to-maturity financial assets
Government and government funded institutions		10,221,322	81.32
Banking and insurance		1,734,462	13.80
Others		613,370	4.88

		12,569,154	100.00

	~~W~~	44,052,334

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

The details of the Group’s securities, excluding equity securities, and derivative financial instruments by country, as of March 31, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015
	Amount		%
Financial assets held for trading
Korea	~~W~~	9,085,970	96.60
Russia		272,637	2.90
India		3,298	0.04
Others		43,409	0.46

		9,405,314	100.00

Financial assets designated at fair value through profit or loss
Korea		372,384	100.00

		372,384	100.00

Derivative financial assets
Korea		830,718	40.82
United States		340,456	16.73
Others		864,150	42.45

		2,035,324	100.00

Available-for-sale financial assets
Korea		19,385,134	99.40
United States		4,977	0.03
Others		112,007	0.57

		19,502,118	100.00

Held-to-maturity financial assets
Korea		12,229,587	100.00

		12,229,587	100.00

	~~W~~	43,544,727

(In millions of Korean won)	Dec. 31, 2014
	Amount		%
Financial assets held for trading
Korea	~~W~~	9,653,123	99.39
Others		59,085	0.61

		9,712,208	100.00

Financial assets designated at fair value through profit or loss
Korea		442,960	100.00

		442,960	100.00

Derivative financial assets
Korea		791,704	40.22
United States		274,608	13.95
Others		901,878	45.83

		1,968,190	100.00

Available-for-sale financial assets
Korea		19,307,222	99.73
United States		4,948	0.03
Others		47,652	0.24

		19,359,822	100.00

Held-to-maturity financial assets
Korea		12,569,154	100.00

	~~W~~	44,052,334

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

The counterparties to the financial assets under due from financial institutions, financial instruments indexed to the price of gold within financial assets held for trading and derivatives are in the banking and insurance industries and have high credit ratings.

4.3 Liquidity Risk

4.3.1 Overview of liquidity risk

Liquidity risk is the risk of insolvency or loss due to a disparity between the inflow and outflow of funds, unexpected outflow of funds, and obtaining funds at a high price or disposing of securities at an unfavorable price due to lack of available funds. The Group manages its liquidity risk through analysis of the contractual maturity of interest-bearing assets and liabilities, assets and liabilities related to the other in and outflows, and off-balance sheet related to in and outflows of currency derivative instruments and others.

Cash flows disclosed for the maturity analysis are undiscounted contractual principal and interest to be received (paid) and, thus, differ from the amount in the financial statements which are based on the present value of expected cash flows in some cases. The amount of interest to be received or paid on floating rate assets and liabilities is measured on the assumption that the current interest rate would be the same through maturity.

4.3.2. Liquidity risk management and indicator

The liquidity risk is managed by risk management policy and liquidity risk management guidelines which are applied to the risk management policies and procedures that address all the possible risks that arise from the overall business of the Group.

For the purpose of liquidity management, the liquidity ratio and accumulated liquidity gap ratio on all transactions affecting the in and outflows of funds and transactions of off-balance items are measured, managed and reported to the Risk Planning Council and Risk Management Committee on a regular basis.

As the main subsidiary, Kookmin Bank regularly reports the liquidity gap ratio, liquidity ratio, maturity gap ratio and the results of the stress testing related to liquidity risk to the Asset-Liability Management Committee (‘ALCO’) which establishes and monitors the liquidity risk management strategy.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

4.3.3. Analysis of remaining contractual maturity of financial assets and liabilities

Cash flows disclosed below are undiscounted contractual principal and interest to be received (paid) and, thus, differ from the amount in the consolidated financial statements which are based on the present value of expected cash flows. The amount of interest to be received or paid on floating rate assets and liabilities is measured on the assumption that the current interest rate would be the same through maturity.

The remaining contractual maturity of financial assets and liabilities, excluding derivatives held for cash flow hedging, as of March 31, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	6,362,034	~~W~~	856,746	~~W~~	277,557	~~W~~	914,736	~~W~~	52,902	~~W~~	—	~~W~~	8,463,975
Financial assets held for trading[2]		10,035,885		—		—		—		—		—		10,035,885
Financial assets designated at fair value through profit or loss[2]		533,291		—		—		—		—		—		533,291
Derivatives held for trading[2]		1,919,344		—		—		—		—		—		1,919,344
Derivatives held for fair value hedging[3]		—		6,799		8,659		27,441		52,438		133,809		229,146
Loans		75,979		29,475,328		27,741,141		73,383,064		61,976,141		87,579,489		280,231,142
Available-for-sale financial assets[4]		2,698,550		671,255		1,790,505		4,787,452		12,638,701		1,384,063		23,970,526
Held-to-maturity financial assets		—		253,772		794,030		3,588,451		7,885,526		936,291		13,458,070
Other financial assets		147,336		7,048,760		18,221		1,353,163		(12,468)		7,333		8,562,345

	~~W~~	21,772,419	~~W~~	38,312,660	~~W~~	30,630,113	~~W~~	84,054,307	~~W~~	82,593,240	~~W~~	90,040,985	~~W~~	347,403,724

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

(In millions of Korean won)	Mar. 31, 2015
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Financial liabilities held for trading[2]	~~W~~	727,811	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	727,811
Financial liabilities designated at fair value through profit or loss[2]		1,256,116		—		—		—		—		—		1,256,116
Derivatives held for trading[2]		1,897,488		—		—		—		—		—		1,897,488
Derivatives held for fair value hedging[3]		—		—		537		(1,009)		(330)		(14,558)		(15,360)
Deposits[5]		86,639,251		13,233,248		25,123,618		79,378,766		10,431,238		2,589,806		217,395,927
Debts		688,645		5,790,392		2,130,835		3,941,516		3,660,143		531,453		16,742,984
Debentures		94,169		1,356,427		1,612,443		6,525,381		17,314,608		4,445,783		31,348,811
Other financial liabilities		175,430		11,869,366		18,239		105,912		299,148		550,055		13,018,150

	~~W~~	91,478,910	~~W~~	32,249,433	~~W~~	28,885,672	~~W~~	89,950,566	~~W~~	31,704,807	~~W~~	8,102,539	~~W~~	282,371,927

Off-balance sheet items
Commitments[6]	~~W~~	97,102,354	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	97,102,354
Financial guarantee contract[7]		4,476,631		—		—		—		—		—		4,476,631

	~~W~~	101,578,985	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	101,578,985

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

(In millions of Korean won)	Dec. 31, 2014
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	6,397,552	~~W~~	675,876	~~W~~	544,520	~~W~~	675,266	~~W~~	57,441	~~W~~	—	~~W~~	8,350,655
Financial assets held for trading[2]		10,121,570		—		—		—		—		—		10,121,570
Financial assets designated at fair value through profit or loss[2]		636,340		—		—		—		—		—		636,340
Derivatives held for trading[2]		1,858,637		—		—		—		—		—		1,858,637
Derivatives held for fair value hedging[3]		—		7,742		(1,147)		20,804		77,968		118,804		224,171
Loans		95,437		21,432,048		24,040,500		79,199,603		60,798,143		88,936,816		274,502,547
Available-for-sale financial assets[4]		2,849,188		501,929		1,688,594		5,008,162		12,201,794		1,365,437		23,615,104
Held-to-maturity financial assets		—		276,462		665,030		3,618,565		8,174,038		1,184,433		13,918,528
Other financial assets		159,698		5,341,800		22,324		1,330,773		8,163		8,931		6,871,689

	~~W~~	22,118,422	~~W~~	28,235,857	~~W~~	26,959,821	~~W~~	89,853,173	~~W~~	81,317,547	~~W~~	91,614,421	~~W~~	340,099,241

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

(In millions of Korean won)	Dec. 31, 2014
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Financial liabilities held for trading[2]	~~W~~	836,542	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	836,542
Financial liabilities designated at fair value through profit or loss[2]		982,426		—		—		—		—		—		982,426
Derivatives held for trading[2]		1,775,341		—		—		—		—		—		1,775,341
Derivatives held for fair value hedging[3]		—		—		652		146		6,304		(15,580)		(8,478)
Deposits[5]		83,154,750		13,861,281		25,306,312		80,646,054		9,666,892		3,266,842		215,902,131
Debts		943,012		4,058,558		2,078,905		5,200,009		3,611,420		282,484		16,174,388
Debentures		159,620		1,112,986		1,812,861		6,894,122		16,971,344		4,339,194		31,290,127
Other financial liabilities		152,035		7,737,557		23,709		109,784		298,553		559,911		8,881,549

	~~W~~	88,003,726	~~W~~	26,770,382	~~W~~	29,222,439	~~W~~	92,850,115	~~W~~	30,554,513	~~W~~	8,432,851	~~W~~	275,834,026

Off-balance sheet items
Commitments[6]	~~W~~	96,162,693	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	96,162,693
Financial guarantee contract[7]		4,459,645		—		—		—		—		—		4,459,645

	~~W~~	100,622,338	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	100,622,338

[1]	The amounts of ~~W~~6,406,344 million and ~~W~~7,136,623 million, which are restricted amounts due from the financial institutions as of March 31, 2015 and December 31, 2014, respectively, are excluded.
[2]	Financial instruments held for trading, financial instruments designated at fair value through profit or loss and derivatives held for trading are not managed by contractual maturity because they are expected to be traded or redeemed before maturity. Therefore, the carrying amounts of those financial instruments are classified as ‘On demand’ category.
[3]	Cash flows of derivative instruments held for fair value hedging are shown at net amounts of cash inflows and outflows by remaining contractual maturity.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

[4]	Equity investments in financial assets classified as available-for-sale are generally included in the ‘On demand’ category as most are available for sale at anytime. However, in the case of equity investments restricted for sale, they are shown in the period in which the restriction is expected to be expired.
[5]	Deposits that are contractually repayable on demand or on short notice are classified under the ‘On demand’ category.
[6]	Commitments are included under the ‘On demand’ category because payments can be required upon request.
[7]	The financial guarantee contracts are included under the ‘On demand’ category as payments can be required upon request.

The contractual cash flows of derivatives held for cash flow hedging as of March 31, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015
	Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Net cash flow of net settlement derivatives	~~W~~	(676)	~~W~~	(1,551)	~~W~~	(5,925)	~~W~~	(11,011)	~~W~~	—	~~W~~	(19,163)
Cash flow to be received of total settlement derivatives		198		447		2,611		342,213		—		345,469
Cash flow to be paid of total settlement derivatives		(576)		(1,081)		(4,989)		(341,510)		—		(348,156)

(In millions of Korean won)	Dec. 31, 2014
	Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Net cash flow of net settlement derivatives	~~W~~	(688)	~~W~~	(1,365)	~~W~~	(5,203)	~~W~~	(8,437)	~~W~~	—	~~W~~	(15,693)
Cash flow to be received of total settlement derivatives		171		423		2,531		344,051		—		347,176
Cash flow to be paid of total settlement derivatives		(504)		(1,062)		(5,006)		(343,149)		—		(349,721)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

4.4 Market risk

4.4.1 Concept

Market risk is the risk of possible losses which arise from changes in market factors, such as interest rate, stock price, foreign exchange rate and other market factors that affect the fair value or future cash flows of financial instruments, such as securities and derivatives amongst others. The most significant risks associated with trading positions are interest rate risks, currency risks and other risks include stock price risks. In addition, the Group is exposed to interest rate risks and currency risks associated with non-trading positions. The Group classifies exposures to market risk into either trading or non-trading positions. The Group measures and manages market risk separately for each subsidiary in the Group.

4.4.2 Risk Management

The Group sets economic capital limits for market risk and interest rate risk and monitors the risks to manage the risk of trading and non-trading positions. The Group maintains risk management systems and procedures, such as trading policies and procedures, and market risk management guidelines for trading positions, and interest rate risk management guidelines for non-trading positions in order to manage market risk efficiently. The procedures mentioned are implemented with approval from the Risk Management Committee and Risk Management Council.

As the main subsidiary, Kookmin Bank establishes market risk management policy, sets position limits, loss limits and VaR limits of each business group and approves newly developed derivative instruments, through its Risk Management Council. The Risk Management Council has delegated the responsibility for market risk management of individual business departments to the Market Risk Management Committee which is chaired by a Chief Risk Officer (CRO). The Market Risk Management Committee sets position limits, loss limits, VaR limits, sensitivity limits and scenario loss limits for each division, at the level of each individual business department.

The ALCO of Kookmin Bank determines operational standards of interest and commission, revises Asset Liability Management (ALM) risk management guidelines, interest rate and commission guidelines and monitors the establishment and enforcement of ALM risk management policies. The interest rate risk limit is set based on the future assets/liabilities position and interest rate volatility estimation reflects the annual work plan. The financial planning department and risk management department measures and monitors the interest risk status and limits on a regular basis. The status and limits of interest rate risks such as interest rate gap, duration gap and sensitivity are reported to the ALCO and Risk Management Committee on a monthly basis and to the Risk Management Council on a quarterly basis. To ensure adequacy of interest rate and liquidity risk management, The Risk Management Division assigns the limits, monitors and reviews risk management procedures and tasks conducted by the Financial Planning Department. Also, the Risk Management Division independently reports related information to management.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

4.5 Operational Risk

4.5.1 Concept

The Group defines operational risk broadly to include all financial and non-financial risks that may arise from operating activities and could cause a negative effect on capital.

4.5.2 Risk management

The purpose of operational risk management is not only to comply with supervisory and regulatory requirements but also to promote a risk management culture, strengthen internal controls, innovate processes and provide timely feedback to management and employees. In addition, Kookmin Bank established Business Continuity Plans (BCP) to ensure critical business functions can be maintained, or restored, in the event of material disruptions arising from internal or external events. It has constructed replacement facilities as well as has carried out exercise drills for head office and IT departments to test its BCPs.

4.6 Financial instruments in foreign currencies

Financial instruments in foreign currencies as of March 31, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015
	USD		JPY		EUR		GBP		CNY		Others		Total
Financial Assets
Cash and due from financial institutions	~~W~~	1,611,338	~~W~~	131,847	~~W~~	126,615	~~W~~	8,007	~~W~~	68,601	~~W~~	177,594	~~W~~	2,124,002
Financial assets held for trading		46,707		—		—		—		—		—		46,707
Derivatives held for trading		63,295		—		632		—		—		356		64,283
Derivatives held for hedging		4,214		—		—		—		—		—		4,214
Loans		10,264,723		799,996		409,607		32,571		3,508		110,444		11,620,849
Available-for-sale financial assets		916,739		—		—		—		—		1,914		918,653
Other financial assets		1,825,115		152,195		111,182		3,109		586,042		223,454		2,901,097

	~~W~~	14,732,131	~~W~~	1,084,038	~~W~~	648,036	~~W~~	43,687	~~W~~	658,151	~~W~~	513,762	~~W~~	17,679,805

Financial liabilities
Derivatives held for trading	~~W~~	107,373	~~W~~	262	~~W~~	852	~~W~~	—	~~W~~	—	~~W~~	112	~~W~~	108,599
Deposits		4,267,054		415,709		235,446		25,665		38,125		309,624		5,291,623
Debts		6,245,279		209,792		266,690		4,685		3,722		158,917		6,889,085
Debentures		3,142,843		27,608		23,935		—		—		62,949		3,257,335
Other financial liabilities		1,786,115		60,512		175,587		17,427		586,171		108,129		2,733,941

	~~W~~	15,548,664	~~W~~	713,883	~~W~~	702,510	~~W~~	47,777	~~W~~	628,018	~~W~~	639,731	~~W~~	18,280,583

Off-balance sheet items	~~W~~	17,776,900	~~W~~	20,295	~~W~~	5,984	~~W~~	4,500	~~W~~	13,674	~~W~~	90,039	~~W~~	17,911,392

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

(In millions of Korean won)	Dec. 31, 2014
	USD		JPY		EUR		GBP		CNY		Others		Total
Financial Assets
Cash and due from financial institutions	~~W~~	1,554,219	~~W~~	148,923	~~W~~	104,932	~~W~~	10,875	~~W~~	47,653	~~W~~	180,518	~~W~~	2,047,120
Financial assets held for trading		43,753		—		15,333		—		—		—		59,086
Financial assets designated at fair value through profit or loss		11,000		—		—		—		—		—		11,000
Derivatives held for trading		55,895		83		694		—		37		6		56,715
Derivatives held for hedging		5,032		—		—		—		—		—		5,032
Loans		10,753,455		900,972		402,656		6,612		3,492		115,633		12,182,820
Available-for-sale financial assets		798,353		—		—		—		—		1,914		800,267
Other financial assets		1,192,982		61,140		75,970		1,710		46,434		10,212		1,388,448

	~~W~~	14,414,689	~~W~~	1,111,118	~~W~~	599,585	~~W~~	19,197	~~W~~	97,616	~~W~~	308,283	~~W~~	16,550,488

Financial liabilities
Financial liabilities designated at fair value through profit or loss	~~W~~	86,046	~~W~~	—	~~W~~	921	~~W~~	—	~~W~~	—	~~W~~	47	~~W~~	87,014
Derivatives held for trading		226		—		—		—		—		—		226
Deposits		4,611,932		389,071		188,431		19,924		21,297		273,357		5,504,012
Debts		6,382,288		258,483		303,866		880		3,577		168,908		7,118,002
Debentures		3,094,159		73,606		26,730		—		—		22,671		3,217,166
Other financial liabilities		1,194,927		76,150		78,093		7,157		46,710		13,043		1,416,080

	~~W~~	15,369,578	~~W~~	797,310	~~W~~	598,041	~~W~~	27,961	~~W~~	71,584	~~W~~	478,026	~~W~~	17,342,500

Off-balance sheet items	~~W~~	17,609,054	~~W~~	19,783	~~W~~	6,549	~~W~~	4,704	~~W~~	18,898	~~W~~	78,818	~~W~~	17,737,806

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

5. Segment Information

5.1 Overall Segment Information and Business Segments

The Group is organized into the following business segments. These business divisions are based on the nature of the products and services provided, the type or class of customer, and the Group’s management organization.

Banking Business	Corporate Banking	The activities within this segment include providing credit, deposit products and other related financial services to large, small-and medium-sized enterprises and SOHOs.

	Retail Banking	The activities within this segment include providing credit, deposit products and other related financial services to individuals and households.

	Other Banking Services	The activities within this segment include trading activities in securities and derivatives, funding and other supporting activities.

Credit Card Business		The activities within this segment include credit sale, cash service, card loan and other supporting activities.

Investment & Securities Business		The activities within this segment include investment banking and brokerage services and other supporting activities.

Life Insurance Business		The activities within this segment include life insurance and other supporting activities.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

Financial information by business segment for the three-month period ended March 31, 2015, is as follows:

(In millions of Korean won)	Banking business
	Corporate Banking		Retail Banking		Other Banking Services		Sub-total		Credit Card		Investment & Securities		Life Insurance		Others		Intra-group Adjustments		Total
Operating revenues from external customers	~~W~~	425,225	~~W~~	538,138	~~W~~	347,399	~~W~~	1,310,762	~~W~~	336,908	~~W~~	44,783	~~W~~	33,858	~~W~~	80,383	~~W~~	—	~~W~~	1,806,694
Segment operating revenues(expenses)		(397)		—		63,142		62,745		(60,403)		1,101		(7,198)		41,803		(38,048)		—

		424,828		538,138		410,541		1,373,507		276,505		45,884		26,660		122,186		(38,048)		1,806,694

Net interest income		576,864		551,872		48,903		1,177,639		236,769		5,266		58,500		58,717		26		1,536,917
Interest income		916,648		1,043,384		268,901		2,228,933		321,419		10,704		58,508		97,074		(4,948)		2,711,690
Interest expense		(339,784)		(491,512)		(219,998)		(1,051,294)		(84,650)		(5,438)		(8)		(38,357)		4,974		(1,174,773)
Net fee and commission income		59,622		154,139		72,688		286,449		37,352		21,143		45		35,811		1,297		382,097
Fee and commission income		69,443		173,981		92,541		335,965		384,730		22,870		45		41,137		(67,634)		717,113
Fee and commission expense		(9,821)		(19,842)		(19,853)		(49,516)		(347,378)		(1,727)		—		(5,326)		68,931		(335,016)
Net gains(losses) on financial assets/ liabilities at fair value through profit or loss		(13)		—		111,090		111,077		—		15,861		1,362		4,868		(34)		133,134
Net other operating income(expense)		(211,645)		(167,873)		177,860		(201,658)		2,384		3,614		(33,247)		22,790		(39,337)		(245,454)
General and administrative expenses		(182,905)		(482,541)		(236,016)		(901,462)		(87,567)		(27,589)		(18,679)		(53,215)		11,477		(1,077,035)
Operating profit before provision for credit losses		241,923		55,597		174,525		472,045		188,938		18,295		7,981		68,971		(26,571)		729,659
Provision(reversal) for credit losses		(120,044)		(18,190)		13,438		(124,796)		(59,506)		(1,408)		(772)		(7,225)		(59)		(193,766)
Net operating income		121,879		37,407		187,963		347,249		129,432		16,887		7,209		61,746		(26,630)		535,893
Share of profit of associates		—		—		17,902		17,902		—		39		—		2		1,778		19,721
Net other non-operating income (expense)		172		—		189,278		189,450		(513)		(1,608)		1		(295)		(930)		186,105
Segment profits before income tax		122,051		37,407		395,143		554,601		128,919		15,318		7,210		61,453		(25,782)		741,719
Income tax expense		(29,906)		(9,052)		(39,451)		(78,409)		(30,832)		(3,545)		(1,436)		(11,411)		(2,931)		(128,564)
Profit for the period		92,145		28,355		355,692		476,192		98,087		11,773		5,774		50,042		(28,713)		613,155
Profit attributable to Shareholders of the parent company		92,145		28,355		355,692		476,192		98,087		11,773		5,774		41,852		(28,713)		604,965
Profit attributable to Non-controlling interests		—		—		—		—		—		—		—		8,190		—		8,190
Total assets[1]		97,278,775		110,802,759		74,048,268		282,129,802		15,725,596		4,570,034		7,920,327		26,441,462		(21,031,077)		315,756,144
Total liabilities[1]		83,683,104		125,832,277		50,331,525		259,846,906		12,148,106		3,981,972		7,316,128		5,931,932		(1,398,989)		287,826,055

[1]	Amounts before intra-group transaction adjustment.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

Financial information by business segment for the three-month period ended March 31, 2014, is as follows:

(In millions of Korean won)	Banking business
	Corporate Banking		Retail Banking		Other Banking Services		Sub-total		Credit Card		Investment & Securities		Life Insurance		Others		Intra-group Adjustments		Total
Operating revenues from external customers	~~W~~	455,014	~~W~~	557,173	~~W~~	313,913	~~W~~	1,326,100	~~W~~	335,958	~~W~~	31,223	~~W~~	24,857	~~W~~	37,226	~~W~~	—	~~W~~	1,755,364
Segment operating revenues(expenses)		208		(26,712)		85,995		59,491		(60,251)		1,322		(8,330)		79,820		(72,052)		—

		455,222		530,461		399,908		1,385,591		275,707		32,545		16,527		117,046		(72,052)		1,755,364

Net interest income		604,799		470,104		134,214		1,209,117		256,884		5,642		53,313		17,645		110		1,542,711
Interest income		1,011,370		1,116,153		337,176		2,464,699		349,797		10,452		53,323		25,401		(5,168)		2,898,504
Interest expense		(406,571)		(646,049)		(202,962)		(1,255,582)		(92,913)		(4,810)		(10)		(7,756)		5,278		(1,355,793)
Net fee and commission income		58,355		121,966		72,829		253,150		16,685		16,373		28		27,405		(256)		313,385
Fee and commission income		67,531		137,087		92,431		297,049		336,211		17,900		28		33,784		(67,163)		617,809
Fee and commission expense		(9,176)		(15,121)		(19,602)		(43,899)		(319,526)		(1,527)		—		(6,379)		66,907		(304,424)
Net gains(losses) on financial assets/ liabilities at fair value through profit or loss		151		(466)		41,623		41,308		—		10,593		3,377		15,241		—		70,519
Net other operating income(expense)		(208,083)		(61,143)		151,242		(117,984)		2,138		(63)		(40,191)		56,755		(71,906)		(171,251)
General and administrative expenses		(160,471)		(375,804)		(304,646)		(840,921)		(91,533)		(24,873)		(14,684)		(32,319)		13,466		(990,864)
Operating profit before provision for credit losses		294,751		154,657		95,262		544,670		184,174		7,672		1,843		84,727		(58,586)		764,500
Provision(reversal) for credit losses		(181,663)		(39,413)		(1,238)		(222,314)		(59,276)		(757)		(97)		1,672		(4)		(280,776)
Net operating income		113,088		115,244		94,024		322,356		124,898		6,915		1,746		86,399		(58,590)		483,724
Share of profit of associates		—		—		13,652		13,652		—		(1)		—		92		1,635		15,378
Net other non-operating income (expense)		204		—		3,686		3,890		(710)		5		(120)		(34)		(1,145)		1,886
Segment profits before income tax		113,292		115,244		111,362		339,898		124,188		6,919		1,626		86,457		(58,100)		500,988
Income tax expense		(26,639)		(34,538)		(34,780)		(95,957)		(29,749)		(2,770)		(1,618)		(7,544)		(4,116)		(141,754)
Profit for the period		86,653		80,706		76,582		243,941		94,439		4,149		8		78,913		(62,216)		359,234
Profit attributable to Shareholders of the parent company		86,653		80,706		76,582		243,941		94,439		4,149		8		78,913		(62,216)		359,234
Profit attributable to Non-controlling interests		—		—		—		—		—		—		—		—		—		—
Total assets[1]		94,313,469		111,074,156		70,066,039		275,453,664		15,886,769		4,131,568		7,680,184		25,965,518		(20,761,995)		308,355,708
Total liabilities[1]		83,780,834		123,792,699		45,939,658		253,513,191		12,406,314		3,554,828		7,096,459		5,347,261		(1,075,017)		280,843,036

[1]	Amounts as of December 31, 2014, before intra-group transaction adjustment.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

5.2 Services and Geographical Segments

5.2.1 Services information

Operating revenues from external customers by services for the three-month periods ended March 31, 2015 and 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015		Mar. 31, 2014
Banking service	~~W~~	1,310,762	~~W~~	1,326,100
Credit card service		336,908		335,958
Securities service		44,783		31,223
Life insurance service		33,858		24,857
Other service		80,383		37,226

	~~W~~	1,806,694	~~W~~	1,755,364

5.2.2 Geographical information

Geographical operating revenues from external customers for the three-month periods ended March 31, 2015 and 2014, and major non-current assets as of March 31, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015				Mar. 31, 2014
	Revenues from external customers		Major non- current assets		Revenues from external customers		Major non- current assets[1]
Domestic	~~W~~	1,785,769	~~W~~	3,765,310	~~W~~	1,727,164	~~W~~	3,807,792
United States		2,879		251		2,880		256
New Zealand		1,475		161		1,832		193
China		9,365		6,793		13,260		7,518
Japan		3,078		1,597		5,605		1,391
Vietnam		724		280		765		287
Cambodia		1,152		505		1,585		564
United Kingdom		2,252		101		2,273		108
Intra-group adjustment		—		133,660		—		131,342

	~~W~~	1,806,694	~~W~~	3,908,658	~~W~~	1,755,364	~~W~~	3,949,451

[1]	Major non-current assets are as of December 31, 2014.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

6. Financial Assets and Financial Liabilities

6.1 Classification and Fair value of Financial Instruments

Carrying amount and fair value of financial assets and liabilities as of March 31, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015				Dec. 31, 2014
	Carrying amount		Fair value		Carrying amount		Fair value
Financial assets
Cash and due from financial institutions	~~W~~	14,842,367	~~W~~	14,862,678	~~W~~	15,423,847	~~W~~	15,425,123
Financial assets held for trading		10,035,885		10,035,885		10,121,570		10,121,570
Debt securities		9,405,314		9,405,314		9,712,208		9,712,208
Equity securities		573,895		573,895		358,017		358,017
Others		56,676		56,676		51,345		51,345
Financial assets designated at fair value through profit or loss		533,291		533,291		636,340		636,340
Equity securities		150,912		150,912		134,172		134,172
Derivative linked securities		382,379		382,379		502,168		502,168
Derivatives held for trading		1,919,344		1,919,344		1,858,637		1,858,637
Derivatives held for hedging		115,980		115,980		109,553		109,553
Loans		238,266,466		239,053,751		231,449,653		232,084,413
Available-for-sale financial assets		22,512,820		22,512,820		22,391,466		22,391,466
Debt securities		19,502,118		19,502,118		19,359,822		19,359,822
Equity securities		3,010,702		3,010,702		3,031,644		3,031,644
Held-to-maturity financial assets		12,229,587		12,738,157		12,569,154		13,050,574
Other financial assets		9,142,963		9,142,963		7,559,631		7,559,631

	~~W~~	309,598,703	~~W~~	310,914,869	~~W~~	302,119,851	~~W~~	303,237,307

Financial liabilities
Financial liabilities held for trading	~~W~~	727,811	~~W~~	727,811	~~W~~	836,542	~~W~~	836,542
Financial liabilities designated at fair value through profit or loss	~~W~~	1,256,116	~~W~~	1,256,116		982,426		982,426
Derivatives held for trading		1,897,488		1,897,488		1,775,341		1,775,341
Derivatives held for hedging		21,379		21,379		22,049		22,049
Deposits		213,197,751		213,784,240		211,549,121		211,946,808
Debts		16,493,697		16,559,261		15,864,500		15,944,770
Debentures		29,138,478		29,927,416		29,200,706		29,752,202
Other financial liabilities		15,985,123		15,985,196		11,918,820		11,918,865

	~~W~~	278,717,843	~~W~~	280,158,907	~~W~~	272,149,505	~~W~~	273,179,003

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

The fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. For each class of financial assets and financial liabilities, the Group discloses the fair value of that class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is a quoted price in an active market.

Methods of determining fair value for financial instruments are as follows:

Cash and due from financial institutions	The carrying amounts of cash and demand due from financial institutions and payment due from financial institutions are a reasonable approximation of fair values. These financial instruments do not have a fixed maturity and are receivable on demand. Fair value of ordinary due from financial institutions is measured using DCF model (Discounted Cash Flow Model).

Investment securities	The fair value of financial instruments that are quoted in active markets is determined using the quoted prices. Fair value is determined through the use of independent third-party pricing services where quoted prices are not available. Pricing services use one or more of the following valuation techniques including DCF Model, Free Cash Flow to Equity Model, Comparable Company Analysis, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method.

Loans	DCF model is used to determine the fair value of loans. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at appropriate discount rate.

Derivatives	For exchange traded derivatives, quoted price in an active market is used to determine fair value and for OTC derivatives, fair value is determined using valuation techniques. The Group uses internally developed valuation models that are widely used by market participants to determine fair values of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including the Finite Difference Method and the Monte Carlo Simulation or independent third-party valuation service.

Deposits	Carrying amount of demand deposits is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of time deposits is determined using a DCF model. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Debts	Carrying amount of overdraft in foreign currency is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of other debts is determined using a DCF model discounting contractual future cash flows at an appropriate discount rate.

Debentures	Fair value is determined by using the valuations of independent third-party pricing services, which are calculated using market inputs.

Other financial assets and liabilities	The carrying amounts are reasonable approximation of fair values. These financial instruments are temporary accounts used for other various transactions and their maturities are relatively short or not defined. However, fair value of finance lease liabilities is measured using a DCF model.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

Fair value hierarchy

The Group believes that valuation methods used for measuring the fair values of financial instruments are reasonable and that the fair values recognized in the statements of financial position are appropriate. However, the fair values of the financial instruments recognized in the statements of financial position may be different if other valuation methods or assumptions are used. Additionally, as there is a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Group classifies and discloses fair value of the financial instruments into the following three-level hierarchy:

Level 1: The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2: The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: The fair values are based on unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety shall be determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

Fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position

The fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position as of March 31, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets held for trading
Debt securities	~~W~~	4,200,127	~~W~~	5,205,187	~~W~~	—	~~W~~	9,405,314
Equity securities		329,755		244,140		—		573,895
Others		56,676		—		—		56,676
Financial assets designated at fair value through profit or loss
Equity securities		—		150,912		—		150,912
Derivative linked securities		—		30,012		352,367		382,379
Derivatives held for trading		1,777		1,866,981		50,586		1,919,344
Derivatives held for hedging		—		113,142		2,838		115,980
Available-for-sale financial assets[1]
Debt securities		5,874,089		13,627,623		406		19,502,118
Equity securities		1,046,657		116,021		1,848,024		3,010,702

	~~W~~	11,509,081	~~W~~	21,354,018	~~W~~	2,254,221	~~W~~	35,117,320

Financial liabilities
Financial liabilities held for trading	~~W~~	727,811	~~W~~	—	~~W~~	—	~~W~~	727,811
Financial liabilities designated at fair value through profit or loss		—		1,995		1,254,121		1,256,116
Derivatives held for trading		1,215		1,876,675		19,598		1,897,488
Derivatives held for hedging		—		20,826		553		21,379

	~~W~~	729,026	~~W~~	1,899,496	~~W~~	1,274,272	~~W~~	3,902,794

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

(In millions of Korean won)	Dec. 31, 2014
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets held for trading
Debt securities	~~W~~	4,371,105	~~W~~	5,341,103	~~W~~	—	~~W~~	9,712,208
Equity securities		248,689		109,328		—		358,017
Others		51,345		—		—		51,345
Financial assets designated at fair value through profit or loss
Equity securities		—		134,172		—		134,172
Derivative linked securities		—		—		502,168		502,168
Derivatives held for trading		348		1,793,894		64,395		1,858,637
Derivatives held for hedging		—		109,293		260		109,553
Available-for-sale financial assets[1]
Debt securities		6,982,339		12,377,142		341		19,359,822
Equity securities		1,052,269		178,377		1,800,998		3,031,644

	~~W~~	12,706,095	~~W~~	20,043,309	~~W~~	2,368,162	~~W~~	35,117,566

Financial liabilities
Financial liabilities held for trading	~~W~~	836,542	~~W~~	—	~~W~~	—	~~W~~	836,542
Financial liabilities designated at fair value through profit or loss		—		—		982,426		982,426
Derivatives held for trading		1,146		1,751,617		22,578		1,775,341
Derivatives held for hedging		—		19,768		2,281		22,049

	~~W~~	837,688	~~W~~	1,771,385	~~W~~	1,007,285	~~W~~	3,616,358

[1]	The amounts of equity securities carried at cost in “Level 3” which do not have a quoted market price in an active market and cannot be measured reliably at fair value are ~~W~~105,870 million and ~~W~~93,435 million as of March 31, 2015 and December 31, 2014, respectively. These equity securities are carried at cost because it is practically difficult to quantify the intrinsic values of the equity securities issued by unlisted public and non-profit entities. In addition, due to significant fluctuations in estimated cash flows arising from entities being in its initial stages, which further results in varying and unpredictable probabilities, unlisted equity securities issued by project financing cannot be reliably and reasonably assessed. Therefore, these equity securities are carried at cost. The Group has no plan to sell these instruments in the near future.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

Valuation techniques and the inputs used in the fair value measurement classified as Level 2

The financial assets and liabilities measured at fair value classified as Level 2 in the statements of financial position as of March 31, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015
	Fair value		Valuation techniques	Inputs
Financial assets
Financial assets held for trading
Debt securities	~~W~~	5,205,187	DCF Model	Discount rate
Equity securities		244,140	DCF Model, Net Asset Value	Discount rate, Fair value of underlying asset

		5,449,327

Financial assets designated at fair value through profit or loss
Equity securities		150,912	DCF Model	Discount rate
Derivative linked securities		30,012	DCF Model	Discount rate

		180,924

Derivatives held for trading		1,866,981	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate, Stock price and others
Derivatives held for hedging		113,142	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate and others
Available-for-sale financial assets
Debt securities		13,627,623	DCF Model	Discount rate
Equity securities		116,021	DCF Model, Net Asset Value	Discount rate, Fair value of underlying asset

		13,743,644

	~~W~~	21,354,018

Financial liabilities
Financial liabilities designated at fair value through profit or loss
Derivative linked securities	~~W~~	1,955	DCF Model	Discount rate

		1,955

Derivatives held for trading		1,876,675	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate, Stock price and others
Derivatives held for hedging		20,826	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate and others

	~~W~~	1,899,496

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

(In millions of Korean won)	Dec. 31, 2014
	Fair value		Valuation techniques	Inputs
Financial assets
Financial assets held for trading
Debt securities	~~W~~	5,341,103	DCF Model	Discount rate
Equity securities		109,328	DCF Model, Net Asset Value	Discount rate, Fair value of underlying asset

		5,450,431

Financial assets designated at fair value through profit or loss
Equity securities		134,172	DCF Model	Discount rate

		134,172

Derivatives held for trading		1,793,894	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate, Stock price and others
Derivatives held for hedging		109,293	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate and others
Available-for-sale financial assets
Debt securities		12,377,142	DCF Model	Discount rate
Equity securities		178,377	DCF Model, Net Asset Value	Discount rate, Fair value of underlying asset

		12,555,519

	~~W~~	20,043,309

Financial liabilities
Derivatives held for trading	~~W~~	1,751,617	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate, Stock price and others
Derivatives held for hedging		19,768	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate and others

	~~W~~	1,771,385

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

Fair value hierarchy of financial assets and liabilities whose the fair values are disclosed

The fair value hierarchy of financial assets and liabilities which the fair value is disclosed as of March 31, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	2,824,184	~~W~~	10,217,933	~~W~~	1,820,561	~~W~~	14,862,678
Loans		—		—		239,053,751		239,053,751
Held-to-maturity financial assets		2,645,637		10,092,520		—		12,738,157
Other financial assets[2]		—		—		9,142,963		9,142,963

	~~W~~	5,469,821	~~W~~	20,310,453	~~W~~	250,017,275	~~W~~	275,797,549

Financial liabilities
Deposits[1]	~~W~~	—	~~W~~	86,157,543	~~W~~	127,626,697	~~W~~	213,784,240
Debts[3]		—		279,835		16,279,426		16,559,261
Debentures		—		29,330,989		596,427		29,927,416
Other financial liabilities[4]		—		—		15,985,196		15,985,196

	~~W~~	—	~~W~~	115,768,367	~~W~~	160,487,746	~~W~~	276,256,113

(In millions of Korean won)	Dec. 31, 2014
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	2,588,407	~~W~~	10,879,916	~~W~~	1,956,800	~~W~~	15,425,123
Loans		—		—		232,084,413		232,084,413
Held-to-maturity financial assets		2,639,552		10,411,022		—		13,050,574
Other financial assets[2]		—		—		7,559,631		7,559,631

	~~W~~	5,227,959	~~W~~	21,290,938	~~W~~	241,600,844	~~W~~	268,119,741

Financial liabilities
Deposits[1]	~~W~~	—	~~W~~	82,709,205	~~W~~	129,237,603	~~W~~	211,946,808
Debts[3]		—		48,984		15,895,786		15,944,770
Debentures		—		29,256,810		495,392		29,752,202
Other financial liabilities[4]		—		—		11,918,865		11,918,865

	~~W~~	—	~~W~~	112,014,999	~~W~~	157,547,646	~~W~~	269,562,645

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

[1]	The amounts included in Level 2 are the carrying amounts which are reasonable approximations of the fair values.
[2]	The ~~W~~9,142,963 million and ~~W~~7,559,631 million of other financial assets included in Level 3 are the carrying amounts which are reasonable approximations of fair values as of March 31, 2015 and December 31, 2014, respectively.
[3]	The ~~W~~19,424 million and ~~W~~48,984 million of debts included in Level 2 are the carrying amounts which are reasonable approximations of fair values as of March 31, 2015 and December 31, 2014, respectively.
[4]	The ~~W~~15,972,426 million and ~~W~~11,905,579 million of other financial liabilities included in Level 3 are the carrying amounts which are reasonable approximations of fair values as of March 31, 2015 and December 31, 2014, respectively.

Valuation techniques and the inputs used in the fair value measurement

Valuation techniques and inputs of financial assets and liabilities which are disclosed by the carrying amounts because it is a reasonable approximation of fair value are not subject to be disclosed.

Valuation techniques and inputs of financial assets and liabilities whose the fair values are disclosed and classified as Level 2 as of March 31, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015
	Fair value		Valuation technique	Inputs
Financial assets
Held-to-maturity financial assets	~~W~~	10,092,520	DCF Model	Discount rate
Financial liabilities
Debts		260,411	DCF Model	Discount rate
Debentures		29,330,989	DCF Model	Discount rate

(In millions of Korean won)	Dec. 31, 2014
	Fair value		Valuation technique	Inputs
Financial assets
Held-to-maturity financial assets	~~W~~	10,411,022	DCF Model	Discount rate
Financial liabilities
Debentures		29,256,810	DCF Model	Discount rate

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

Valuation techniques and inputs of financial assets and liabilities whose the fair values are disclosed and classified as Level 3 as of March 31, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015
	Fair value		Valuation technique	Inputs	Unobservable inputs
Financial assets
Cash and due from financial institutions	~~W~~	1,820,561	DCF Model	Credit spread, Other spread, Interest rates	Credit spread, Other spread
Loans		239,053,751	DCF Model	Credit spread, Other spread, Prepayment rate, Interest rates	Credit spread, Other spread, Prepayment rate

	~~W~~	240,874,312

Financial liabilities
Deposits	~~W~~	127,626,697	DCF Model	Other spread, Prepayment rate, Interest rates	Other spread, Prepayment rate
Debts		16,539,426	DCF Model	Other spread, Interest rates	Other spread
Debentures		596,427	DCF Model	Other spread, Implied default probability, Interest rates	Other spread, Implied default probability
Other financial liabilities		12,770	DCF Model	Other spread, Interest rates	Other spread

	~~W~~	144,515,320

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

(In millions of Korean won)	Dec. 31, 2014
	Fair value		Valuation technique	Inputs	Unobservable inputs
Financial assets
Cash and due from financial institutions	~~W~~	1,956,800	DCF Model	Credit spread, Other spread, Interest rates	Credit spread, Other spread
Loans		232,084,413	DCF Model	Credit spread, Other spread, Prepayment rate, Interest rates	Credit spread, Other spread, Prepayment rate

	~~W~~	234,041,213

Financial liabilities
Deposits	~~W~~	129,237,603	DCF Model	Other spread, Prepayment rate, Interest rates	Other spread, Prepayment rate
Debts		15,895,786	DCF Model	Other spread, Interest rates	Other spread
Debentures		495,392	DCF Model	Other spread, Implied default probability, Interest rates	Other spread, Implied default probability
Other financial liabilities		13,286	DCF Model	Other spread, Interest rates	Other spread

	~~W~~	145,642,067

6.2 Level 3 of the fair value hierarchy disclosure

6.2.1 Valuation policy and process of Level 3 fair value

The Group uses external, independent and qualified independent third-party valuation service in addition to internal valuation models to determine the fair value of the Group’s assets at the end of every reporting period.

Where a reclassification between the levels of the fair value hierarchy occurs for a financial asset or liability, the Group’s policy is to recognize such transfers as having occurred at the beginning of the reporting period.

6.2.2 Changes in fair value (Level 3) measured using valuation technique based on unobservable in market

Changes in Level 3 of the fair value hierarchy for the three-month periods ended March 31, 2015 and 2014, are as follows:

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

(In millions of Korean won)	Mar. 31, 2015
	Financial assets at fair value through profit or loss		Financial investments		Financial liabilities at fair value through profit or loss		Net derivatives
	Designated at fair value through profit or loss		Available-for- sale financial assets		Designated at fair value through profit or loss		Derivatives held for trading		Derivatives held for hedging
Beginning balance	~~W~~	502,168	~~W~~	1,801,339	~~W~~	(982,426)	~~W~~	41,817	~~W~~	(2,021)
Total gains or losses
- Profit or loss		15,585		(10,586)		(37,400)		17,134		4,306
- Other comprehensive income		—		17,431		—		—		—
Purchases		157,040		67,608		—		432		—
Sales		(322,426)		(34,165)		—		(2,038)		—
Issues		—		—		(631,564)		(4,933)		—
Settlements		—		—		397,269		(21,424)		—
Transfers into Level 3		—		6,803		—		—		—
Transfers out of Level 3		—		—		—		—		—

Ending balance	~~W~~	352,367	~~W~~	1,848,430	~~W~~	(1,254,121)	~~W~~	30,988	~~W~~	2,285

(In millions of Korean won)	Mar. 31, 2014
	Financial assets at fair value through profit or loss		Financial investments		Financial liabilities at fair value through profit or loss		Net derivatives
	Designated at fair value through profit or loss		Available-for- sale financial assets		Designated at fair value through profit or loss		Derivatives held for trading		Derivatives held for hedging
Beginning balance	~~W~~	233,928	~~W~~	1,662,053	~~W~~	(878,565)	~~W~~	7,802	~~W~~	(8,390)
Total gains or losses
- Profit or loss		2,368		(19,002)		(7,198)		7,585		299
- Other comprehensive income		—		39,295		—		—		—
Purchases		42,150		10,762		—		(315)		—
Sales		(89,647)		(39,561)		—		(374)		—
Issues		—		—		(300,689)		(262)		—
Settlements		—		—		355,781		(4,253)		(210)
Transfers into Level 3		—		1,927		—		—		—
Transfers out of Level 3		—		(10,435)		—		—		—
Business combination		—		6,834		—		—		—

Ending balance	~~W~~	188,799	~~W~~	1,651,873	~~W~~	(830,671)	~~W~~	10,183	~~W~~	(8,301)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

In relation to changes in Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period, and total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period in the statements of comprehensive income for the three-month periods ended March 31, 2015 and 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015
	Net income from financial investments at fair value through profit or loss		Other operating income		Net interest income
Total gains or losses included in profit or loss for the period	~~W~~	(4,681)	~~W~~	(6,282)	~~W~~	2
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period	~~W~~	6,847	~~W~~	(10,850)	~~W~~	2

(In millions of Korean won)	Mar. 31, 2014
	Net income from financial investments at fair value through profit or loss		Other operating income		Net interest income
Total gains or losses included in profit or loss for the period	~~W~~	2,755	~~W~~	(18,760)	~~W~~	57
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period	~~W~~	9,208	~~W~~	(23,706)	~~W~~	57

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

6.2.3 Sensitivity analysis of changes in unobservable inputs

Information about fair value measurements using unobservable inputs

(In millions of Korean won)	Mar 31, 2015
	Fair value		Valuation technique	Inputs	Unobservable inputs	Range of unobservable inputs(%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets designated at fair value through profit or loss
Derivative linked securities	~~W~~	352,367	Monte Carlo Simulation, Closed Form, DCF Model, Hull and White Model

Price of the underlying asset, Interest rates, Dividend yield, Discount rate, Volatility of the underlying asset, Correlation between underlying asset, Probability of Default, Volatility of interest rate

					Volatility of the underlying asset	2.82~50.12	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	-3.57~59.13	The higher the correlation between underlying asset, the higher the fair value fluctuation
					Probability of Default	0.10~19.99	The higher the probability of default, the lower the fair value
					Interest rates	2.22~5.85	The higher interest rates, the lower the fair value
					Volatility of interest rate	0.44	The higher volatility of interest rate, the higher the fair value fluctuation

Derivatives held for trading Stock and index		50,242	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Binomial trees, Black-Scholes Model	Price of the underlying asset, Interest rates, Dividend yield, Discount rate, Correlation between underlying asset	Volatility of the underlying asset	4.80~46.04	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	-3.90~84.25	The higher the correlation between underlying asset, the higher the fair value fluctuation
Currency		344	DCF Model,	Interest rates, Foreign exchange rate, Loss given default	Loss given default	6.36~100.00	The higher the loss given default, the lower the fair value

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

Derivatives held for hedging Interest rate		2,838	DCF Model, Closed Form, FDM, MonteCarlo Simulation	Price of the underlying asset, Interest rates, Volatility of the underlying asset	Volatility of the underlying asset	5.05	The higher the volatility, the higher the fair value fluctuation

Available-for-sale financial assets

Debt securities		406	DCF Model	Discount rate	Discount rate	6.14	The lower the discount rate, the higher the fair value

Equity securities		1,848,024	DCF Model, Comparable Company Analysis, Adjusted discount rate method, Binomial trees, Discounted cash flows to equity, Net asset value method, Dividend discount model, Hull and White model	Growth rate, Discount rate, Volatility of interest rate, Volatilities of real estate selling price, Liquidation value, Recovery rate of receivables’ acquisition cost	Growth rate	0.00~3.00	The higher the growth rate, the higher the fair value
					Discount rate	2.29~23.25	The lower the discount rate, the higher the fair value
					Volatility of interest rate	22.95~26.35	The higher the volatility, the higher the fair value fluctuation
					Volatilities of real estate selling price	1.89	The higher the real estate selling price, the higher the fair value
					Liquidation value	0.00	The higher the liquidation value, the higher the fair value
					Recovery rate of receivables’ acquisition cost	155.83	The higher the recovery rate of receivables’ acquisition cost, the higher the fair value

	~~W~~	2,254,221

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

Financial liabilities
Financial liabilities designated at fair value through profit or loss
Derivative linked securities	~~W~~	1,254,121	Closed Form, MonteCarlo Simulation	Price of the underlying asset, Interest rates, Dividend yield, Volatility of the underlying asset, Correlation between underlying asset	Volatility of the underlying asset	9.96~50.12	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	-3.57~84.25	The higher the correlation between underlying asset, the higher the fair value fluctuation

Derivatives held for trading Stock and index		19,598	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model, Black-Scholes Model	Price of the underlying asset, Interest rates, Volatility of the underlying asset, Correlation between underlying asset, Dividend yield, Volatility of interest rate	Volatility of the underlying asset	11.78~45.12	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	-3.90~67.63	The higher the correlation between underlying asset, the higher the fair value fluctuation
					Volatility of interest rate	22.95~26.35	The higher the volatility, the higher the fair value fluctuation

Derivatives held for hedging Interest rate		553	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Price of the underlying asset, Interest rates, Volatility of the underlying asset	Volatility of the underlying asset	2.53	The higher the volatility, the higher the fair value fluctuation

	~~W~~	1,274,272

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

(In millions of Korean won)	Dec 31, 2014
	Fair value		Valuation technique	Inputs	Unobservable inputs	Range of unobservable inputs(%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets designated at fair value through profit or loss
Derivative linked securities	~~W~~	502,168	Monte Carlo Simulation, Closed Form, DCF Model, Black-Derman-Toy Model

Price of the underlying asset, Interest rates, Dividend yield, Discount rate, Volatility of the underlying asset, Correlation between underlying asset, Probability of Default, Volatility of interest rate

					Volatility of the underlying asset	2.82~48.96	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	-7.75~59.13	The higher the correlation between underlying asset, the higher the fair value fluctuation
					Probability of Default	0.17~4.42	The higher the probability of default, the lower the fair value
					Volatility of interest rate	4.48	The higher volatility of interest rate, the higher the fair value fluctuation

Derivatives held for trading Stock and index		61,400	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Binomial trees, Black-Scholes Model	Price of the underlying asset, Interest rates, Dividend yield, Discount rate, Volatility of the underlying asset, Correlation between underlying asset	Volatility of the underlying asset	4.80~45.82	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	-3.27~59.13	The higher the correlation between underlying asset, the higher the fair value fluctuation

Currency		2,995	DCF Model	Interest rates, Foreign exchange rate, Loss given default	Loss given default	6.78~90.56	The higher the loss given default, the lower the fair value

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

Derivatives held for hedging Interest rate		260	DCF Model, Closed Form, FDM, MonteCarlo Simulation	Price of the underlying asset, Interest rates, Volatility of the underlying asset	Volatility of the underlying asset	3.91	The higher the volatility, the higher the fair value fluctuation

Available-for-sale financial assets
Debt securities		341	DCF Model	Discount rate	Discount rate	9.21	The lower the discount rate, the higher the fair value

Equity securities		1,800,998	DCF Model, Comparable Company Analysis, Adjusted discount rate method, Binomial trees, Discounted cash flows to equity, Net asset value method, Dividend discount model, Hull and White model	Growth rate, Discount rate, Volatility of interest rate, Volatilities of real estate selling price, Liquidation value, Recovery rate of receivables’ acquisition cost	Growth rate	0.00~3.00	The higher the growth rate, the higher the fair value
					Discount rate	2.29~23.25	The lower the discount rate, the higher the fair value
					Volatility of interest rate	16.25~21.45	The higher the volatility, the higher the fair value fluctuation
					Volatilities of real estate selling price	1.10	The higher the real estate selling price, the higher the fair value
					Liquidation value	0.00	The higher the liquidation value, the higher the fair value
					Recovery rate of receivables’ acquisition cost	155.83	The higher the recovery rate of receivables’ acquisition cost, the higher the fair value

	~~W~~	2,368,162

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

Financial liabilities
Financial liabilities designated at fair value through profit or loss
Derivative linked securities	~~W~~	982,426	Closed Form, MonteCarlo Simulation	Price of the underlying asset, Interest rates, Dividend yield, Volatility of the underlying asset, Correlation between underlying asset	Volatility of the underlying asset	3.42~48.89	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	-7.75~59.13	The higher the correlation between underlying asset, the higher the fair value fluctuation
Derivatives held for trading Stock and index		22,578	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model, Black-Scholes Model	Price of the underlying asset, Interest rates, Volatility of the underlying asset, Correlation between underlying asset, Dividend yield, Volatility of interest rate	Volatility of the underlying asset	11.15~41.79	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	-3.83~68.20	The higher the correlation between underlying asset, the higher the fair value fluctuation
					Volatility of interest rate	16.25~21.45	The higher the volatility, the higher the fair value fluctuation
Derivatives held for hedging Interest rate		2,281	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Price of the underlying asset, Interest rates, Volatility of the underlying asset	Volatility of the underlying asset	2.35~3.91	The higher the volatility, the higher the fair value fluctuation

	~~W~~	1,007,285

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in the fair value of financial instruments which are affected by the unobservable parameters, using a statistical technique. When the fair value is affected by more than two input parameters, the amounts represent the most favorable or most unfavorable. Amongst Level 3 financial instruments subject to sensitivity analysis are equity-related derivatives, currency-related derivatives and interest rate-related derivatives whose fair value changes are recognized in profit and loss as well as debt securities and unlisted equity securities (including private equity funds) whose fair value changes are recognized in profit and loss or other comprehensive income and loss.

Sensitivity analyses by type of instrument as a result of varying input parameters are as follows:

(In millions of Korean won)	Mar. 31, 2015
	Recognition in profit or loss				Other comprehensive income or loss
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets designated at fair value through profit or loss
Derivative linked securities[1]	~~W~~	4,139	~~W~~	(5,319)	~~W~~	—	~~W~~	—
Derivatives held for trading[2]		7,055		(8,262)		—		—
Derivatives held for hedging[2]		88		(75)		—		—
Available-for-sale financial assets
Debt securities[3]		—		—		23		(21)
Equity securities[4]		—		—		251,481		(114,955)

	~~W~~	11,282	~~W~~	(13,656)	~~W~~	251,504	~~W~~	(114,976)

Financial liabilities
Financial liabilities designated at fair value through profit or loss[1]	~~W~~	16,638	~~W~~	(10,604)	~~W~~	—	~~W~~	—
Derivatives held for trading[2]		4,075		(6,359)		—		—
Derivatives held for hedging[2]		8		(7)		—		—

	~~W~~	20,721	~~W~~	(16,970)	~~W~~	—	~~W~~	—

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

(In millions of Korean won)	Dec. 31, 2014
	Recognition in profit or loss				Other comprehensive income or loss
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets designated at fair value through profit or loss
Derivative linked securities[1]	~~W~~	6,006	~~W~~	(10,768)	~~W~~	—	~~W~~	—
Derivatives held for trading[2]		9,851		(8,194)		—		—
Derivatives held for hedging[2]		17		(15)		—		—
Available-for-sale financial assets
Debt securities[3]		—		—		20		(18)
Equity securities[4]		—		—		388,278		(147,164)

	~~W~~	15,874	~~W~~	(18,977)	~~W~~	388,298	~~W~~	(147,182)

Financial liabilities
Financial liabilities designated at fair value through profit or loss[1]	~~W~~	23,283	~~W~~	(15,248)	~~W~~	—	~~W~~	—
Derivatives held for trading[2]		4,211		(6,812)		—		—
Derivatives held for hedging[2]		86		(76)		—		—

	~~W~~	27,580	~~W~~	(22,136)	~~W~~	—	~~W~~	—

[1]	For financial assets designated at fair value through profit or loss, the changes in fair value are calculated by shifting principal unobservable input parameters such as stock price fluctuation range of underlying assets by +/- 10%.
[2]	For stock and index-related derivatives, the changes in fair value are calculated by shifting principal unobservable input parameters such as the correlation of rates of return on stocks and the volatility of the underlying asset by ± 10%. For foreign currency derivatives, the changes in fair value are calculated by shifting the unobservable input parameters, such as the loss given default ratio by ± 1%. For interest rate-related derivatives, the correlation of the interest rates or the volatility of the underlying asset is shifted by ± 10% to calculate the fair value changes.
[3]	For debt securities, the changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate by +/- 1%.
[4]	For equity securities, the changes in fair value are calculated by shifting principal unobservable input parameters such as correlation between growth rate (0~0.5%) and discount rate, liquidation value (-1~1%) and discount rate, or recovery rate of receivables’ acquisition cost (-1~1%). Sensitivity of fair values to unobservable parameters of private equity fund is practically impossible, but in the case of equity fund composed of real estates, the changes in fair value are calculated by shifting correlation between discount rate (-1~1%) and volatilities of real estate price (-1~1%).

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

6.2.4 Day one gain or loss

If the Group uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of financial instruments, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price and the difference is deferred and not recognized in profit or loss, and is amortized by using the straight-line method over the life of the financial instrument. If the fair value of the financial instruments is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss.

The aggregate difference yet to be recognized in profit or loss at the beginning and end of the period and a reconciliation of changes in the balance of this difference, are as follows:

(In millions of Korean won)	Mar. 31, 2015		Mar. 31, 2014
Balance at the beginning of the period (A)	~~W~~	1,376	~~W~~	4,190
New transactions (B)		1,413		1,024
Amounts recognized in profit or loss during the period (C=a+b)		(549)		(887)
a. Amortization		(510)		(705)
b. Settlement		(39)		(182)

Balance at the end of the period (A+B+C)	~~W~~	2,240	~~W~~	4,327

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

6.3 Carrying amounts of financial instruments by category

Financial assets and liabilities are measured at fair value or amortized cost.

The carrying amounts of financial assets and liabilities by category as of March 31, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015
	Financial assets at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Loans and receivables		Available-for- sale financial assets		Held-to- Maturity financial assets		Derivatives held for hedging		Total
Financial assets
Cash and due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	14,842,367	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	14,842,367
Financial assets at fair value through profit or loss		10,035,885		533,291		—		—		—		—		10,569,176
Derivatives		1,919,344		—		—		—		—		115,980		2,035,324
Loans		—		—		238,266,466		—		—		—		238,266,466
Financial investments		—		—		—		22,512,820		12,229,587		—		34,742,407
Other financial assets		—		—		9,142,963		—		—		—		9,142,963

	~~W~~	11,955,229	~~W~~	533,291	~~W~~	262,251,796	~~W~~	22,512,820	~~W~~	12,229,587	~~W~~	115,980	~~W~~	309,598,703

(In millions of Korean won)	Mar. 31, 2015
	Financial liabilities at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Financial liabilities at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	727,811	~~W~~	1,256,116	~~W~~	—	~~W~~	—	~~W~~	1,983,927
Derivatives		1,897,488		—		—		21,379		1,918,867
Deposits		—		—		213,197,751		—		213,197,751
Debts		—		—		16,493,697		—		16,493,697
Debentures		—		—		29,138,478		—		29,138,478
Other financial liabilities		—		—		15,985,123		—		15,985,123

	~~W~~	2,625,299	~~W~~	1,256,116	~~W~~	274,815,049	~~W~~	21,379	~~W~~	278,717,843

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

(In millions of Korean won)	Dec. 31, 2014
	Financial assets at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Loans and receivables		Available-for- sale financial assets		Held-to- Maturity financial assets		Derivatives held for hedging		Total
Financial assets
Cash and due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	15,423,847	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	15,423,847
Financial assets at fair value through profit or loss		10,121,570		636,340		—		—		—		—		10,757,910
Derivatives		1,858,637		—		—		—		—		109,553		1,968,190
Loans		—		—		231,449,653		—		—		—		231,449,653
Financial investments		—		—		—		22,391,466		12,569,154		—		34,960,620
Other financial assets		—		—		7,559,631		—		—		—		7,559,631

	~~W~~	11,980,207	~~W~~	636,340	~~W~~	254,433,131	~~W~~	22,391,466	~~W~~	12,569,154	~~W~~	109,553	~~W~~	302,119,851

(In millions of Korean won)	Dec. 31, 2014
	Financial liabilities at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Financial liabilities at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	836,542	~~W~~	982,426	~~W~~	—	~~W~~	—	~~W~~	1,818,968
Derivatives		1,775,341		—		—		22,049		1,797,390
Deposits		—		—		211,549,121		—		211,549,121
Debts		—		—		15,864,500		—		15,864,500
Debentures		—		—		29,200,706		—		29,200,706
Other financial liabilities		—		—		11,918,820		—		11,918,820

	~~W~~	2,611,883	~~W~~	982,426	~~W~~	268,533,147	~~W~~	22,049	~~W~~	272,149,505

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

6.4 Offsetting financial assets and financial liabilities

The Group enters into International Derivatives Swaps and Dealers Association (“ISDA”) master netting agreements and other arrangements with the Group’s derivative and spot exchange counterparties. Similar netting agreements are also entered into with the Group’s reverse repurchase, securities and others. Pursuant to these agreements, in the event of default by one party, contracts are to be terminated and receivables and payables are to be offset. Further, as the law allows for the right to offset, domestic uncollected receivables balances and domestic accrued liabilities balances are shown in its net settlement balance in the consolidated statement of financial position.

The details of financial assets subject to offsetting, enforceable master netting arrangements or similar agreement as of March 31, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015
							Non-offsetting amount
	Gross amounts of recognized financial assets		Gross amounts of recognized financial liabilities offset in the statement of financial position		Net amounts of financial assets presented in the statement of financial position		Financial instruments		Cash collateral received		Net amount
Derivatives held for trading	~~W~~	1,884,185	~~W~~	—	~~W~~	1,884,185	~~W~~	(1,565,484)	~~W~~	(21,978)	~~W~~	296,723
Derivatives held for hedging		115,980		—		115,980		(13,617)		—		102,363
Receivable spot exchange		4,597,682		—		4,597,682		(4,594,872)		—		2,810
Reverse repurchase, securities borrowing and similar agreements		8,502,800		—		8,502,800		(8,502,800)		—		—
Other financial instruments		16,213,426		(15,141,239)		1,072,187		—		—		1,072,187

	~~W~~	31,314,073	~~W~~	(15,141,239)	~~W~~	16,172,834	~~W~~	(14,676,773)	~~W~~	(21,978)	~~W~~	1,474,083

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

(In millions of Korean won)	Dec. 31, 2014
							Non-offsetting amount
	Gross amounts of recognized financial assets		Gross amounts of recognized financial liabilities offset in the statement of financial position		Net amounts of financial assets presented in the statement of financial position		Financial instruments		Cash collateral received		Net amount
Derivatives held for trading	~~W~~	1,806,087	~~W~~	—	~~W~~	1,806,087	~~W~~	(1,477,495)	~~W~~	(1,635)	~~W~~	326,957
Derivatives held for hedging		109,553		—		109,553		(15,688)		—		93,865
Receivable spot exchange		2,343,308		—		2,343,308		(2,342,116)		—		1,192
Reverse repurchase, securities borrowing and similar agreements		3,529,900		—		3,529,900		(3,529,900)		—		—
Other financial instruments		18,680,680		(16,483,341)		2,197,339		—		—		2,197,339

	~~W~~	26,469,528	~~W~~	(16,483,341)	~~W~~	9,986,187	~~W~~	(7,365,199)	~~W~~	(1,635)	~~W~~	2,619,353

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

The details of financial liabilities subject to offsetting, enforceable master netting arrangements or similar agreement as of March 31, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015
							Non-offsetting amount
	Gross amounts of recognized financial liabilities		Gross amounts of recognized financial assets offset in the statement of financial position		Net amounts of financial liabilities presented in the statement of financial position		Financial instruments		Cash collateral received		Net amount
Derivatives held for trading	~~W~~	1,889,267	~~W~~	—	~~W~~	1,889,267	~~W~~	(1,460,853)	~~W~~	—	~~W~~	428,414
Derivatives held for hedging		20,306		—		20,306		(1,132)		—		19,174
Payable spot exchange		4,597,798		—		4,597,798		(4,594,872)		—		2,926
Repurchase agreements, securities lending and similar agreements[1]		1,512,396		—		1,512,396		(1,512,396)		—		—
Other financial instruments		15,412,562		(15,141,239)		271,323		(157,675)		—		113,648

	~~W~~	23,432,329	~~W~~	(15,141,239)	~~W~~	8,291,090	~~W~~	(7,726,928)	~~W~~	—	~~W~~	564,162

(In millions of Korean won)	Dec. 31, 2014
							Non-offsetting amount
	Gross amounts of recognized financial liabilities		Gross amounts of recognized financial assets offset in the statement of financial position		Net amounts of financial liabilities presented in the statement of financial position		Financial instruments		Cash collateral received		Net amount
Derivatives held for trading	~~W~~	1,765,781	~~W~~	—	~~W~~	1,765,781	~~W~~	(1,323,749)	~~W~~	—	~~W~~	442,032
Derivatives held for hedging		21,147		—		21,147		(3,013)		—		18,134
Payable spot exchange		2,343,234		—		2,343,234		(2,342,116)		—		1,118
Repurchase agreements, securities lending and similar agreements[1]		1,803,963		—		1,803,963		(1,803,963)		—		—
Other financial instruments		16,724,449		(16,483,341)		241,108		(122,797)		—		118,311

	~~W~~	22,658,574	~~W~~	(16,483,341)	~~W~~	6,175,233	~~W~~	(5,595,638)	~~W~~	—	~~W~~	579,595

[1]	Includes repurchase agreements sold to customers.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

7. Due from financial institutions

The details of due from financial institutions as of March 31, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)		Financial Institutions	Interest rate(%)	Mar. 31, 2015		Dec. 31, 2014
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	0.00~1.78	~~W~~	5,742,782	~~W~~	6,283,230
	Due from banking institutions	Hana Bank and others	0.00~8.00		859,021		1,191,877
	Due from others	Kyobo Securities Co., Ltd. and others	1.00~3.20		3,727,574		3,750,163

					10,329,377		11,225,270

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others	—		744,459		899,080
	Time deposits in foreign currencies	Agricultural Bank of China and others	0.00~5.60		949,735		708,926
	Due from others	Bank of Japan and others	—		51,682		45,154

					1,745,876		1,653,160

				~~W~~	12,075,253	~~W~~	12,878,430

Restricted due from financial institutions as of March 31, 2015 and December 31, 2014, are as follows:

(in millions of Korean won)		Financial Institutions	Mar. 31, 2015		Dec. 31, 2014		Reason for restriction
Due from financial institutions in Korean currencies	Due from Bank of Korea	Bank of Korea	~~W~~	5,742,782	~~W~~	6,283,230	Bank of Korea Act
	Due from Banking institution	Hana Bank and others		180,512		393,824	Agreement for allocation of deposit
	Due from others	The Korea Securities Finance Corporation and others		98,491		137,327	Market entry deposit and others

				6,021,785		6,814,381

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others		352,845		293,067	Bank of Korea Act and others
	Time deposit in foreign currencies	Agricultural Bank of China		16,575		16,488	Bank Act of the State of New York
	Due from others	Samsung Futures Co., Ltd. and others		12,097		8,158	Derivatives margin account and others

				381,517		317,713

			~~W~~	6,403,302	~~W~~	7,132,094

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

8. Derivative financial instruments and hedge accounting

The Group’s derivative operations focus on addressing the needs of the Group’s corporate clients to hedge their risk exposure and to hedge the Group’s risk exposure that results from such client contracts. The Group also engages in derivative trading activities to hedge the interest rate and foreign currency risk exposures that arise from the Group’s own assets and liabilities. In addition, the Group engages in proprietary trading of derivatives within the Group’s regulated open position limits.

The Group provides and trades a range of derivatives products, including:

•	Interest rate swaps, relating to interest rate risks in Korean won;

•	Cross-currency swaps, forwards and options relating to foreign exchange rate risks,

•	Stock price index options linked with the KOSPI index.

In particular, the Group uses cross currency swaps, interest rate swaps and others to hedge the risk of changes in fair values and in cash flows due to changes in interest rates and foreign exchange rates of subordinated debts in Korean won, structured debts and financial debentures in foreign currencies.

The details of derivative financial instruments for trading as of March 31, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015
	Notional amount		Assets		Liabilities
Interest rate
Futures[1]	~~W~~	1,331,013	~~W~~	—	~~W~~	—
Swaps		93,072,498		1,092,841		1,111,897
Options		7,988,000		94,892		162,680

		102,391,511		1,187,733		1,274,577

Currency
Forwards		24,460,153		301,205		205,043
Futures[1]		632,474		769		129
Swaps		19,740,727		373,976		392,503
Options		537,690		3,671		3,952

		45,371,044		679,621		601,627

Stock and index
Forwards		645,000		—		—
Futures[1]		130,405		356		440
Swaps		703,783		19,137		3,458
Options		2,631,203		32,505		7,758

		4,110,391		51,998		11,656

Commodity
Futures[1]		493		—		11
Swaps		19,546		(25)		12
Options		1,505		14		—

		21,544		(11)		23

Other		4,839		3		9,605

	~~W~~	151,899,329	~~W~~	1,919,344	~~W~~	1,897,488

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

(In millions of Korean won)	Dec. 31, 2014
	Notional amount		Assets		Liabilities
Interest rate
Futures[1]	~~W~~	678,798	~~W~~	—	~~W~~	—
Swaps		101,610,724		924,189		957,504
Options		8,398,000		86,277		128,185

		110,687,522		1,010,466		1,085,689

Currency
Forwards		21,363,840		340,339		217,357
Futures[1]		632,430		46		289
Swaps		18,430,843		415,842		441,696
Options		616,977		6,057		6,078

		41,044,090		762,284		665,420

Stock and index
Forwards		685,000		—		—
Futures[1]		162,766		90		753
Swaps		431,709		30,091		6,222
Options		1,860,561		31,632		8,199

		3,140,036		61,813		15,174

Commodity
Futures[1]		765		7		9

		765		7		9

Other		—		24,067		9,049

	~~W~~	154,872,413	~~W~~	1,858,637	~~W~~	1,775,341

[1]	A gain or loss from daily mark-to-market futures is reflected in the margin accounts.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

Fair value hedge

The details of derivatives designated as fair value hedging instruments as of March 31, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015
	Notional amount		Assets		Liabilities
Interest rate
Swaps	~~W~~	2,149,488	~~W~~	113,142	~~W~~	620
Other		140,000		2,838		553

	~~W~~	2,289,488	~~W~~	115,980	~~W~~	1,173

(In millions of Korean won)	Dec. 31, 2014
	Notional amount		Assets		Liabilities
Interest rate
Swaps	~~W~~	2,179,779	~~W~~	109,293	~~W~~	1,144
Other		140,000		260		2,281

	~~W~~	2,319,779	~~W~~	109,553	~~W~~	3,425

Gains and losses from fair value hedging instruments and hedged items attributable to the hedged risk for the three-month periods ended March 31, 2015 and 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015		Mar. 31, 2014
Gains(losses) on hedging instruments	~~W~~	6,781	~~W~~	10,741
Gains(losses) on the hedged item attributable to the hedged risk		(7,058)		(4,366)

	~~W~~	(277)	~~W~~	6,375

Cash flow hedge

The details of derivatives designated as cash flow hedging instruments as of March 31, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015
	Notional amount		Assets		Liabilities
Interest rate
Swaps	~~W~~	973,000	~~W~~	—	~~W~~	19,149
Currency
Swaps		331,500		—		1,057

	~~W~~	1,304,500	~~W~~	—	~~W~~	20,206

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

(In millions of Korean won)	Dec. 31, 2014
	Notional amount		Assets		Liabilities
Interest rate
Swaps	~~W~~	1,033,000	~~W~~	—	~~W~~	16,073
Currency
Swaps		329,760		—		2,551

	~~W~~	1,362,760	~~W~~	—	~~W~~	18,624

Gains and losses from cash flow hedging instruments and hedged items attributable to the hedged risk for the three-month periods ended March 31, 2015 and 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015		Mar. 31, 2014
Gains(losses) on hedging instruments	~~W~~	(1,706)	~~W~~	2,751
Gains(losses) on the hedged item attributable to the hedged risk		(1,858)		2,865

Ineffectiveness recognized in profit or loss	~~W~~	152	~~W~~	(114)

Amounts recognized in other comprehensive income and reclassified from equity to profit or loss for the three-month periods ended March 31, 2015 and 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015		Mar. 31, 2014
Amount recognized in other comprehensive income	~~W~~	(1,858)	~~W~~	2,865
Amount reclassified from equity to profit or loss		(1,579)		(4,111)
Tax effect		749		191

	~~W~~	(2,688)	~~W~~	(1,055)

9. Loans

Loans as of March 31, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015		Dec. 31, 2014
Loans	~~W~~	240,127,232	~~W~~	233,300,563
Deferred loan origination fees and costs		615,819		601,142
Less: Allowances for loan losses		(2,476,585)		(2,452,052)

Carrying amount	~~W~~	238,266,466	~~W~~	231,449,653

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

Loans to banks as of March 31, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015		Dec. 31, 2014
Loans	~~W~~	6,455,346	~~W~~	6,208,391
Less: Allowances for loan losses		—		—

Carrying amount	~~W~~	6,455,346	~~W~~	6,208,391

Loans to customers other than banks as of March 31, 2015 and December 31, 2014, consist of:

(In millions of Korean won)	Mar. 31, 2015
	Retail		Corporate		Credit card		Total
Loans in Korean won	~~W~~	114,594,779	~~W~~	88,514,131	~~W~~	—	~~W~~	203,108,910
Loans in foreign currencies		43,486		2,610,876		—		2,654,362
Domestic import usance bills		—		3,595,652		—		3,595,652
Off-shore funding loans		—		612,076		—		612,076
Call loans		—		278,889		—		278,889
Bills bought in Korean won		—		5,859		—		5,859
Bills bought in foreign currencies		—		2,035,368		—		2,035,368
Guarantee payments under payment guarantee		350		22,326		—		22,676
Credit card receivables in Korean won		—		—		11,535,048		11,535,048
Credit card receivables in foreign currencies		—		—		3,317		3,317
Reverse repurchase agreements		—		5,001,100		—		5,001,100
Privately placed bonds		—		824,913		—		824,913
Factored receivables		2,667,407		52,811		—		2,720,218
Lease receivables		898,518		53,157		—		951,675
Loans for installment credit		937,642		—		—		937,642

		119,142,182		103,607,158		11,538,365		234,287,705

Proportion (%)		50.85		44.23		4.92		100.00
Allowances		(521,390)		(1,570,188)		(385,007)		(2,476,585)

	~~W~~	118,620,792	~~W~~	102,036,970	~~W~~	11,153,358	~~W~~	231,811,120

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

(In millions of Korean won)	Dec. 31, 2014
	Retail		Corporate		Credit card		Total
Loans in Korean won	~~W~~	114,712,199	~~W~~	85,633,171	~~W~~	—	~~W~~	200,345,370
Loans in foreign currencies		50,047		2,574,041		—		2,624,088
Domestic import usance bills		—		3,693,951		—		3,693,951
Off-shore funding loans		—		664,794		—		664,794
Call loans		—		292,043		—		292,043
Bills bought in Korean won		—		6,678		—		6,678
Bills bought in foreign currencies		—		1,958,251		—		1,958,251
Guarantee payments under payment guarantee		418		12,975		—		13,393
Credit card receivables in Korean won		—		—		11,629,215		11,629,215
Credit card receivables in foreign currencies		—		—		3,081		3,081
Reverse repurchase agreements		—		1,082,200		—		1,082,200
Privately placed bonds		—		743,348		—		743,348
Factored receivables		2,741,789		50,435		—		2,792,224
Lease receivables		808,866		50,973		—		859,839
Loans for installment credit		984,839		—		—		984,839

		119,298,158		96,762,860		11,632,296		227,693,314

Proportion (%)		52.39		42.50		5.11		100.00
Allowances		(536,959)		(1,525,152)		(389,941)		(2,452,052)

	~~W~~	118,761,199	~~W~~	95,237,708	~~W~~	11,242,355	~~W~~	225,241,262

10. Allowances for Loan Losses

The changes in the allowances for loan losses for the three-month periods ended March 31, 2015 and 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015
	Retail		Corporate		Credit card		Total
Beginning	~~W~~	536,959	~~W~~	1,525,152	~~W~~	389,941	~~W~~	2,452,052
Written-off		(88,126)		(133,184)		(90,045)		(311,355)
Recoveries from written-off loans		47,994		46,641		31,501		126,136
Sale and repurchase		(301)		2,007		—		1,706
Provision[1]		24,271		132,919		54,040		211,230
Other changes		593		(3,347)		(430)		(3,184)

Ending	~~W~~	521,390	~~W~~	1,570,188	~~W~~	385,007	~~W~~	2,476,585

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

(In millions of Korean won)	Mar. 31, 2014
	Retail		Corporate		Credit card		Total
Beginning	~~W~~	580,510	~~W~~	1,870,874	~~W~~	409,800	~~W~~	2,861,184
Written-off		(58,391)		(110,911)		(96,365)		(265,667)
Recoveries from written-off loans		31,091		91,515		32,278		154,884
Sale		(335)		(1,421)		—		(1,756)
Provision[1]		37,235		188,619		64,257		290,111
Business combination		58,346		24,294		—		82,640
Other changes		613		(68,870)		(791)		(69,048)

Ending	~~W~~	649,069	~~W~~	1,994,100	~~W~~	409,179	~~W~~	3,052,348

[1]	Provision for credit losses in statements of comprehensive income also include provision(reversal) for unused commitments and guarantees (Note 22), reversal for financial guarantees contracts (Note 22), and provision for other financial assets (Note 17).

11. Financial assets at fair value through profit or loss and Financial investments

The details of financial assets at fair value through profit or loss and financial investments as of March 31, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015		Dec. 31, 2014
Financial assets held for trading
Debt securities:
Government and public bonds	~~W~~	3,018,267	~~W~~	3,067,490
Financial bonds		4,114,264		4,049,449
Corporate bonds		1,569,581		1,826,682
Asset-backed securities		257,108		318,893
Others		446,094		449,694
Equity securities:
Stocks		53,790		69,736
Beneficiary certificates		520,105		288,281
Others		56,676		51,345

		10,035,885		10,121,570

Financial assets designated at fair value through profit or loss
Equity securities:
Beneficiary certificates		150,912		134,172
Derivative linked securities		382,379		502,168

		533,291		636,340

Total financial assets at fair value through profit or loss	~~W~~	10,569,176	~~W~~	10,757,910

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

Available-for-sale financial assets
Debt securities:
Government and public bonds	~~W~~	3,696,588	~~W~~	4,702,036
Financial bonds		8,550,663		6,980,846
Corporate bonds		5,581,606		6,119,889
Asset-backed securities		1,334,324		1,211,343
Others		338,937		345,708
Equity securities:
Stocks		2,352,774		2,402,675
Equity investments and others		68,321		74,596
Beneficiary certificates		589,607		554,373

		22,512,820		22,391,466

Held-to-maturity financial assets
Debts securities:
Government and public bonds		3,512,272		3,556,913
Financial bonds		1,453,683		1,262,187
Corporate bonds		6,779,046		7,277,779
Asset-backed securities		484,586		472,275

		12,229,587		12,569,154

Total financial investments	~~W~~	34,742,407	~~W~~	34,960,620

The impairment losses and the reversal of impairment losses in financial investments for the three-month periods ended March 31, 2015 and 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015
	Impairment		Reversal		Net
Available-for-sale financial assets	~~W~~	69,128	~~W~~	—	~~W~~	69,128
Held-to-maturity financial assets		—		—		—

	~~W~~	69,128	~~W~~	—	~~W~~	69,128

(In millions of Korean won)	Mar. 31, 2014
	Impairment		Reversal		Net
Available-for-sale financial assets	~~W~~	27,143	~~W~~	—	~~W~~	27,143
Held-to-maturity financial assets		—		—		—

	~~W~~	27,143	~~W~~	—	~~W~~	27,143

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

12. Investments in associates

Investments in associates as of March 31, 2015 and December 31, 2014, are as follows:

(in millions of Korean won)	Mar. 31, 2015
	Ownership(%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
Associates
Balhae Infrastructure Fund[1]	12.61	~~W~~	123,256	~~W~~	124,452	~~W~~	124,452	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[1]	9.00		4,500		4,050		4,050	Credit Information	Korea
UAMCO., Ltd.[1]	17.50		85,050		120,110		125,711	Other finance	Korea
JSC Bank CenterCredit
Ordinary share[2]	29.56		954,104		47,042		37,832	Banking	Kazakhstan
Preference share[2]	93.15
KoFC KBIC Frontier Champ 2010-5(PEF)	50.00		31,635		26,066		23,341	Investment finance	Korea
United PF 1st Recovery Private Equity Fund[1]	17.72		191,617		200,692		195,511	Other finance	Korea
CH Engineering Co., Ltd.	41.73		—		(170)		—	Architectural services	Korea
Shinla Construction Co., Ltd.	20.24		—		(508)		—	Specialty construction	Korea
KB GwS Private Securities Investment Trust	26.74		113,880		128,941		125,490	Investment finance	Korea
Incheon Bridge Co., Ltd.[1]	14.99		24,677		(2,317)		—	Operation of Highways and Related facilities	Korea
KB Star office Private real estate Investment Trust No.1	21.05		20,000		20,806		20,393	Investment finance	Korea
KoFC POSCO HANHWA KB shared growth Private Equity Fund	25.00		26,250		24,267		23,605	Investment finance	Korea
NPS KBIC Private Equity Fund No. 1[1]	2.56		3,393		—		—	Investment finance	Korea
KBIC Private Equity Fund No. 3[1]	2.00		2,050		2,289		2,289	Investment finance	Korea
KB-Glenwood Private Equity Fund[1]	0.03		10		10		10	Investment finance	Korea
Terra Co., Ltd.	24.06		—		14		—	Manufacture of Hand-Operated Kitchen Appliances and Metal Ware	Korea
KB No.3 Special Purpose Acquisition Company[1,3]	0.19		20		39		39	SPAC	Korea
KB No.4 Special Purpose Acquisition Company[1,4]	0.19		30		39		39	SPAC	Korea
KB No.5 Special Purpose Acquisition Company[1,5]	0.19		10		20		20	SPAC	Korea
KB No.6 Special Purpose Acquisition Company[1,6]	0.25		40		77		77	SPAC	Korea
KB No.7 Special Purpose Acquisition Company[1,7]	0.93		88		87		87	SPAC	Korea

		~~W~~	1,580,610	~~W~~	696,006	~~W~~	682,946

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

(in millions of Korean won)	Dec. 31, 2014
	Ownership(%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
Associates
Balhae Infrastructure Fund[1]	12.61	~~W~~	122,623	~~W~~	125,119	~~W~~	125,119	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[1]	9.00		4,500		4,222		4,222	Credit Information	Korea
UAMCO., Ltd.[1]	17.50		85,050		114,240		121,182	Other finance	Korea
JSC Bank CenterCredit
Ordinary share[2]	29.56		954,104		36,763		29,279	Banking	Kazakhstan
Preference share[2]	93.15
KoFC KBIC Frontier Champ 2010-5(PEF)	50.00		31,635		26,176		23,559	Investment finance	Korea
United PF 1st Recovery Private Equity Fund[1]	17.72		191,617		203,270		198,089	Other finance	Korea
CH Engineering Co., Ltd.	41.73		—		178		20	Specialty construction	Korea
Shinla Construction Co., Ltd.	20.24		—		(504)		—	Specialty construction	Korea
KB GwS Private Securities Investment Trust	26.74		113,880		127,525		124,074	Investment finance	Korea
Incheon Bridge Co., Ltd.[1]	14.99		24,677		(1,716)		—	Operation of Highways and Related facilities	Korea
KB Star office Private real estate Investment Trust No.1	21.05		20,000		20,402		19,989	Investment finance	Korea
KoFC POSCO HANHWA KB shared growth Private Equity Fund	25.00		26,250		23,204		22,329	Investment finance	Korea
NPS KBIC Private Equity Fund No. 1[1]	2.56		3,393		—		—	Investment finance	Korea
KBIC Private Equity Fund No. 3[1]	2.00		2,050		2,287		2,287	Investment finance	Korea
KB-Glenwood Private Equity Fund 1	0.03		10		10		10	Investment finance	Korea
Terra Co., Ltd.	24.06		—		(99)		—	Manufacture of Hand-Operated Kitchen Appliances and Metal Ware	Korea
KB No.3 Special Purpose Acquition Company[1,3]	0.19		20		39		39	SPAC	Korea
KB No.4 Special Purpose Acquition Company[1,4]	0.19		30		38		38	SPAC	Korea
KB No.5 Special Purpose Acquition Company[1,5]	0.19		10		19		19	SPAC	Korea
KB No.6 Special Purpose Acquition Company[1,6]	0.25		40		77		77	SPAC	Korea

		~~W~~	1,579,889	~~W~~	681,250	~~W~~	670,332

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

[1]	As of March 31, 2015 and December 31, 2014, the Group is represented in the governing bodies of its associates. Therefore, the Group has significant influence over the decision-making process relating to their financial and business policies.
[2]	Fair values of ordinary shares of JSC Bank CenterCredit, reflecting the published market price, as of March 31, 2015 and December 31, 2014, are ~~W~~45,020 million and ~~W~~42,945 million, respectively. The Group determined that ordinary shares and convertible preference shares issued by JSC Bank CenterCredit are the same in economic substance except for the voting rights, and therefore, the equity method of accounting is applied on the basis of single ownership ratio of 41.93%, calculated based on ordinary and convertible preference shares held by the Group against the total outstanding ordinary and convertible preference shares issued by JSC Bank CenterCredit.
[3]	The fair value of KB No.3 Special Purpose Acquisition Company, reflecting the quoted market price as of March 31, 2015 and December 31, 2014, amounts to ~~W~~46 milion and ~~W~~40 milion, respectively.
[4]	The fair value of KB No.3 Special Purpose Acquisition Company, reflecting the quoted market price as of March 31, 2015 and December 31, 2014, amounts to ~~W~~50 milion and ~~W~~40 milion, respectively.
[5]	The fair value of KB No.3 Special Purpose Acquisition Company, reflecting the quoted market price as of March 31, 2015 and December 31, 2014, amounts to ~~W~~23 milion and ~~W~~20 milion, respectively.
[6]	The fair value of KB No.3 Special Purpose Acquisition Company, reflecting the quoted market price as of March 31, 2015 and December 31, 2014, amounts to ~~W~~92 milion and ~~W~~84 milion, respectively.
[7]	The fair value of KB No.7 Special Purpose Acquisition Company, reflecting the quoted market price as of March 31, 2015, amounts to ~~W~~116 milion.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

Summarized financial information on associates:

(In millions of Korean won)	Mar. 31, 2015[1]
	Total assets		Total liabilities		Share capital		Equity		Share of net asset amount		Unrealized gains		Consolidated carrying amount
Associates
Balhae Infrastructure Fund	~~W~~	989,408	~~W~~	2,091	~~W~~	1,004,453	~~W~~	987,317	~~W~~	124,452	~~W~~	—	~~W~~	124,452
Korea Credit Bureau Co., Ltd.		52,047		7,047		10,000		45,000		4,050		—		4,050
UAMCO., Ltd.		4,039,838		3,332,328		2,430		707,510		120,110		5,601		125,711
JSC Bank CenterCredit		6,165,314		6,021,846		546,794		143,468		47,042		(9,210)		37,832
KoFC KBIC Frontier Champ 2010-5(PEF)		52,275		143		63,270		52,132		26,066		(2,725)		23,341
United PF 1st Recovery Private Equity Fund		1,171,992		39,376		1,081,400		1,132,616		200,692		(5,181)		195,511
CH Engineering Co., Ltd.[2]		194		601		158		(407)		(170)		170		—
KB GwS Private Securities Investment Trust		483,205		1,001		425,814		482,204		128,941		(3,451)		125,490
Incheon Bridge Co., Ltd.		704,680		720,136		164,621		(15,456)		(2,317)		2,317		—
KB Star office Private real estate Investment Trust No.1		220,507		121,679		95,000		98,828		20,806		(413)		20,393
KoFC POSCO HANHWA KB shared growth Private Equity Fund		98,055		989		105,000		97,066		24,267		(662)		23,605
NPS KBIC Private Equity Fund No. 1		140		145		—		(5)		—		—		—
KBIC Private Equity Fund No. 3		114,758		229		102,500		114,529		2,289		—		2,289
KB-Glenwood Private Equity Fund		30,558		2,271		31,100		28,287		10		—		10
KB No.3 Special Purpose Acquisition Company		21,992		1,626		1,052		20,366		39		—		39
KB No.4 Special Purpose Acquisition Company		22,627		2,087		1,052		20,540		39		—		39
KB No.5 Special Purpose Acquisition Company		12,423		2,074		522		10,349		20		—		20
KB No.6 Special Purpose Acquisition Company		34,417		3,517		1,600		30,900		77		—		77
KB No.7 Special Purpose Acquisition Company		10,418		1,117		535		9,301		87		—		87

									~~W~~	696,500	~~W~~	(13,554)	~~W~~	682,946

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

(In millions of Korean won)	Mar. 31, 2015
	Operating income		Profit (Loss)		Other comprehensive income(loss)		Total comprehensive income(loss)		Dividends
Associates
Balhae Infrastructure Fund	~~W~~	11,572	~~W~~	9,479	~~W~~	—	~~W~~	9,479	~~W~~	2,495
Korea Credit Bureau Co., Ltd.		7,568		(2,781)		—		(2,781)		—
UAMCO., Ltd.		157,574		38,613		—		38,613		—
JSC Bank CenterCredit		69,743		22,004		(289)		21,715		—
KoFC KBIC Frontier Champ 2010-5(PEF)		459		287		(505)		(218)		—
United PF 1st Recovery Private Equity Fund		26,172		(14,550)		—		(14,550)		—
CH Engineering Co., Ltd.[2]		57		(98)		—		(98)		—
KB GwS Private Securities Investment Trust		20,053		19,796		—		19,796		3,879
Incheon Bridge Co., Ltd.		17,357		(3,724)		—		(3,724)		—
KB Star office Private real estate Investment Trust No.1		4,081		1,920		—		1,920		—
KoFC POSCO HANHWA KB shared growth Private Equity Fund		2,284		1,666		2,587		4,253		—
NPS KBIC Private Equity Fund No. 1		—		(11)		—		(11)		—
KBIC Private Equity Fund No. 3		189		115		—		115		—
KB-Glenwood Private Equity Fund		—		—		—		—		—
KB No.3 Special Purpose Acquisition Company		—		402		—		402		—
KB No.4 Special Purpose Acquisition Company		—		387		—		387		—
KB No.5 Special Purpose Acquisition Company		—		191		—		191		—
KB No.6 Special Purpose Acquisition Company		—		507		—		507		—
KB No.7 Special Purpose Acquisition Company		—		(30)		—		(30)		—

[1]	The amounts included in the financial statements of the associates are adjusted to reflect adjustments made by the entity, such as fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies.
[2]	As the financial statements as of March 31, 2015 are not available, the Group applied the equity method by using the financial statements as of February 28, 2015, adjusted for the effects of significant transactions or events that occurred between the date of those financial statements and the date of the consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

(In millions of Korean won)	Dec. 31, 2014[1]
	Total assets		Total liabilities		Share capital		Equity		Share of net asset amount		Unrealized gains		Consolidated carrying amount
Associates
Balhae Infrastructure Fund	~~W~~	994,768	~~W~~	2,158	~~W~~	999,430	~~W~~	992,610	~~W~~	125,119	~~W~~	—	~~W~~	125,119
Korea Credit Bureau Co., Ltd.		54,717		7,806		10,000		46,911		4,222		—		4,222
UAMCO., Ltd.		4,357,490		3,688,589		2,430		668,901		114,240		6,942		121,182
JSC Bank CenterCredit		6,278,391		6,156,255		546,794		122,136		36,763		(7,484)		29,279
KoFC KBIC Frontier Champ 2010-5(PEF)		52,499		148		63,270		52,351		26,176		(2,617)		23,559
United PF 1st Recovery Private Equity Fund		1,187,406		40,240		1,081,400		1,147,166		203,270		(5,181)		198,089
CH Engineering Co., Ltd.2		1,086		659		158		427		178		(158)		20
KB GwS Private Securities Investment Trust		477,646		738		425,814		476,908		127,525		(3,451)		124,074
Incheon Bridge Co., Ltd.		727,659		739,105		164,621		(11,446)		(1,716)		1,716		—
KB Star office Private real estate Investment Trust No.1		218,250		121,341		95,000		96,909		20,402		(413)		19,989
KoFC POSCO HANHWA KB shared growth Private Equity Fund		94,731		1,917		105,000		92,814		23,204		(875)		22,329
NPS KBIC Private Equity Fund No. 1		151		146		—		5		—		—		—
KBIC Private Equity Fund No. 3		114,575		162		102,500		114,413		2,287		—		2,287
KB-Glenwood Private Equity Fund		30,558		1,804		31,100		28,754		10		—		10
KB No.3 Special Purpose Acquition Company		21,904		1,531		1,052		20,373		39		—		39
KB No.4 Special Purpose Acquition Company		22,567		2,382		1,052		20,185		38		—		38
KB No.5 Special Purpose Acquition Company		12,399		2,382		522		10,017		19		—		19
KB No.6 Special Purpose Acquition Company		34,434		3,515		1,600		30,919		77		—		77

									~~W~~	681,853	~~W~~	(11,521)	~~W~~	670,332

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

[1]	The amounts included in the financial statements of the associates are adjusted to reflect adjustments made by the entity, such as fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies.
[2]	As the financial statements as of December 31, 2014, were not available, the Group applied the equity method by using the financial statements as of November 30, 2014, and adjusted for the effects of significant transactions or events that occurred between the date of those financial statements and the date of the consolidated financial statements.

(In millions of Korean won)	Mar. 31, 2014[1]
	Operating income		Profit (Loss)		Other comprehensive income(loss)		Total comprehensive income(loss)		Dividends
Associates
Balhae Infrastructure Fund	~~W~~	14,412	~~W~~	12,313	~~W~~	—	~~W~~	12,313	~~W~~	3,151
Korea Credit Bureau Co., Ltd.		6,608		(2,918)		—		(2,918)		—
UAMCO., Ltd.		160,006		22,785		—		22,785		35,041
JSC Bank CenterCredit		93,026		(5,939)		(18,247)		(24,186)		—
KoFC KBIC Frontier Champ 2010-5(PEF)		9,867		9,636		4,250		13,886		—
Semiland Co., Ltd.		3,595		56		—		56		21
United PF 1st Recovery Private Equity Fund		27,120		20,877		—		20,877		—
CH Engineering Co., Ltd.[2]		212		44		—		44		—
KB GwS Private Securities Investment Trust		37,856		18,609		—		18,609		4,605
Incheon Bridge Co., Ltd.		15,550		(6,628)		—		(6,628)		—
KB Star office Private real estate Investment Trust No.1		4,342		2,235		—		2,235		—
KoFC POSCO HANHWA KB shared growth Private Equity Fund		804		(599)		—		(599)		—
NPS KBIC Private Equity Fund No. 1		2,559		2,285		2,229		4,514		53
KBIC Private Equity Fund No. 3		146		72		—		72		—
KB-Glenwood Private Equity Fund		—		—		—		—		—
KB No.2 Special Purpose Acquisition Company		—		(19)		—		(19)		—

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

[1]	The amounts included in the financial statements of the associates are adjusted to reflect adjustments made by the entity, such as fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies.
[2]	As the financial statements as of March 31, 2014 are not available, the Group applied the equity method by using the financial statements as of February 28, 2014, adjusted for the effects of significant transactions or events that occurred between the date of those financial statements and the date of the consolidated financial statements.

The changes in investments in associates for the three-month periods ended March 31, 2015 and 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015
	Beginning		Acquisition		Disposal		Dividends		Gains (losses)		Other compre- hensive income		Impairment		Others		Ending
Associates
Balhae Infrastructure Fund	~~W~~	125,119	~~W~~	633	~~W~~	—	~~W~~	(2,495)	~~W~~	1,195	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	124,452
Korea Credit Bureau Co., Ltd.		4,222		—		—		—		(172)		—		—		—		4,050
UAMCO., Ltd.		121,182		—		—		—		4,529		—		—		—		125,711
JSC Bank CenterCredit		29,279		—		—		—		10,264		(1,711)		—		—		37,832
KoFC KBIC Frontier Champ 2010-5(PEF)		23,559		—		—		—		287		(505)		—		—		23,341
United PF 1st Recovery Private Equity Fund		198,089		—		—		—		(2,578)		—		—		—		195,511
CH Engineering Co., Ltd.2		20		—		—		—		(20)		—		—		—		—
KB GwS Private Securities Investment Trust		124,074		—		—		(3,879)		5,295		—		—		—		125,490
KB Star office Private real estate Investment Trust No. 1		19,989		—		—		—		404		—		—		—		20,393
KoFC POSCO HANHWA KB shared growth Private Equity Fund		22,329		—		—		—		474		802		—		—		23,605
NPS KBIC Private Equity Fund No.1		—		—		—		—		—		—		—		—		—
KBIC Private Equity Fund No. 3		2,287		—		—		—		2		—		—		—		2,289
KB-Glenwood Private Equity Fund		10		—		—		—		—		—		—		—		10
Terra Co., Ltd.		—		—		—		—		—		—		—		—		—
KB No.3 Special Purpose Acquisition Company		39		—		—		—		1		(1)		—		—		39
KB No.4 Special Purpose Acquisition Company		38		—		—		—		1		—		—		—		39
KB No.5 Special Purpose Acquisition Company		19		—		—		—		1		—		—		—		20
KB No.6 Special Purpose Acquisition Company		77		—		—		—		1		(1)		—		—		77
KB No.7 Special Purpose Acquisition Company		—		125		(37)		—		(1)		—		—		—		87

	~~W~~	670,332	~~W~~	758	~~W~~	(37)	~~W~~	(6,374)	~~W~~	19,683	~~W~~	(1,416)	~~W~~	—	~~W~~	—	~~W~~	682,946

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

(In millions of Korean won)	Mar. 31, 2014
	Beginning		Acquisition		Disposal		Dividends		Gains (losses)		Other compre- hensive income		Others		Ending
Associates
Balhae Infrastructure Fund	~~W~~	124,968	~~W~~	—	~~W~~	—	~~W~~	(3,151)	~~W~~	1,552	~~W~~	—	~~W~~	—	~~W~~	123,369
Korea Credit Bureau Co., Ltd.		4,185		—		—		—		(236)		—		—		3,949
UAMCO., Ltd.		150,826		—		—		(35,041)		2,175		—		—		117,960
JSC Bank CenterCredit		68,110		—		—		—		(1,758)		(33,177)		—		33,175
KoFC KBIC Frontier Champ 2010-5(PEF)		45,393		—		(9,960)		—		4,365		3,660		—		43,458
Semiland Co., Ltd.		2,639		—		(111)		(21)		40		—		—		2,547
United PF 1st Recovery Private Equity Fund		197,941		—		—		—		3,842		—		—		201,783
Kores Co., Ltd.		1,505		—		—		—		—		—		(1,505)		—
KB GwS Private Securities Investment Trust		123,085		—		—		(4,605)		4,709		—		—		123,189
KB Star office Private real estate Investment Trust No.1		19,934		—		—		—		470		—		—		20,404
KoFC POSCO HANHWA KB shared growth Private Equity Fund		10,329		6,625		—		—		421		(40)		—		17,335
NPS KBIC Private Equity Fund No. 1		4,238		—		—		(53)		58		58		—		4,301
KBIC Private Equity Fund No. 3		2,223		—		—		—		1		—		—		2,224
KB-Glenwood Private Equity Fund		10		—		—		—		—		—		—		10
Terra Co., Ltd.[1]		4		—		—		—		(4)		—		—		—
KB No.2 Special Purpose Acquisition Company		—		15		—		—		(1)		14		—		28

	~~W~~	755,390	~~W~~	6,640	~~W~~	(10,071)	~~W~~	(42,871)	~~W~~	15,634	~~W~~	(29,485)	~~W~~	(1,505)	~~W~~	693,732

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

13. Property and Equipment, and Investment Property

The details of property and equipment as of March 31, 2015 and December 31, 2014, are as follows:

	Mar. 31, 2015
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	1,959,120	~~W~~	—	~~W~~	—	~~W~~	1,959,120
Buildings		1,240,653		(380,263)		(2,117)		858,273
Leasehold improvements		605,571		(556,614)		—		48,957
Equipment and vehicles		1,667,783		(1,520,895)		—		146,888
Construction in progress		882		—		—		882
Financial lease assets		32,965		(4,189)		—		28,776

	~~W~~	5,506,974	~~W~~	(2,461,961)	~~W~~	(2,117)	~~W~~	3,042,896

	Dec. 31, 2014
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	1,970,010	~~W~~	—	~~W~~	—	~~W~~	1,970,010
Buildings		1,231,645		(373,306)		(2,117)		856,222
Leasehold improvements		602,438		(549,942)		—		52,496
Equipment and vehicles		1,725,901		(1,561,480)		—		164,421
Construction in progress		7,946		—		—		7,946
Financial lease assets		32,965		(1,075)		—		31,890

	~~W~~	5,570,905	~~W~~	(2,485,803)	~~W~~	(2,117)	~~W~~	3,082,985

The details of investment property as of March 31, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	244,268	~~W~~	—	~~W~~	(738)	~~W~~	243,530
Buildings		157,916		(9,885)		—		148,031

	~~W~~	402,184	~~W~~	(9,885)	~~W~~	(738)	~~W~~	391,561

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

(In millions of Korean won)	Dec. 31, 2014
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	229,437	~~W~~	—	~~W~~	(738)	~~W~~	228,699
Buildings		157,885		(9,040)		—		148,845

	~~W~~	387,322	~~W~~	(9,040)	~~W~~	(738)	~~W~~	377,544

14. Intangible Assets

The details of intangible assets as of March 31, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying Amount
Goodwill	~~W~~	331,707	~~W~~	—	~~W~~	(69,315)	~~W~~	262,392
Other intangible assets		922,591		(689,330)		(21,452)		211,809

	~~W~~	1,254,298	~~W~~	(689,330)	~~W~~	(90,767)	~~W~~	474,201

(In millions of Korean won)	Dec. 31, 2014
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying Amount
Goodwill	~~W~~	331,707	~~W~~	—	~~W~~	(69,315)	~~W~~	262,392
Other intangible assets		900,951		(649,723)		(24,698)		226,530

	~~W~~	1,232,658	~~W~~	(649,723)	~~W~~	(94,013)	~~W~~	488,922

The details of goodwill as of March 31, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015				Dec. 31, 2014
	Acquisition cost		Carrying amount		Acquisition cost		Carrying amount
Housing & Commercial Bank	~~W~~	65,288	~~W~~	65,288	~~W~~	65,288	~~W~~	65,288
KB Cambodia Bank		1,202		1,202		1,202		1,202
KB Investment Securities		70,265		58,889		70,265		58,889
KB Capital Co., Ltd.		79,609		79,609		79,609		79,609
KB Savings Bank Co., Ltd.		115,343		57,404		115,343		57,404

	~~W~~	331,707	~~W~~	262,392	~~W~~	331,707	~~W~~	262,392

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

The details of intangible assets, excluding goodwill, as of March 31, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Industrial property rights	~~W~~	1,482	~~W~~	(1,110)	~~W~~	—	~~W~~	372
Software		669,500		(601,533)		—		67,967
Other intangible assets		210,540		(84,418)		(21,452)		104,670
Finance leases assets		41,069		(2,269)		—		38,800

	~~W~~	922,591	~~W~~	(689,330)	~~W~~	(21,452)	~~W~~	211,809

(In millions of Korean won)	Dec. 31, 2014
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Industrial property rights	~~W~~	1,470	~~W~~	(1,079)	~~W~~	—	~~W~~	391
Software		644,485		(564,887)		—		79,598
Other intangible assets		213,927		(83,190)		(24,698)		106,039
Finance leases assets		41,069		(567)		—		40,502

	~~W~~	900,951	~~W~~	(649,723)	~~W~~	(24,698)	~~W~~	226,530

15. Deferred income tax assets and liabilities

The details of deferred income tax assets and liabilities as of March 31, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015
	Assets		Liabilities		Net amount
Other provisions	~~W~~	98,308	~~W~~	—	~~W~~	98,308
Allowances for loan losses		2,501		(24)		2,477
Impairment losses on property and equipment		5,112		(358)		4,754
Interest on equity index-linked deposits		104		—		104
Share-based payments		7,011		—		7,011
Provisions for guarantees		47,151		—		47,151
Losses(gains) from valuation on derivative financial instruments		4,768		(45,000)		(40,232)
Present value discount		7,425		(1,807)		5,618
Losses(gains) from fair value hedged item		14,475		—		14,475
Accrued interest		—		(67,570)		(67,570)
Deferred loan origination fees and costs		8,101		(135,796)		(127,695)
Gains from revaluation		—		(274,947)		(274,947)
Investments in subsidiaries and others		9,411		(79,824)		(70,413)
Derivative linked securities		382,512		(379,981)		2,531
Others		680,356		(373,972)		306,384

		1,267,235		(1,359,279)		(92,044)
Offsetting of deferred income tax assets and liabilities		(1,252,516)		1,252,516		—

	~~W~~	14,719	~~W~~	(106,763)	~~W~~	(92,044)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

(In millions of Korean won)	Dec. 31, 2014
	Assets		Liabilities		Net amount
Other provisions	~~W~~	99,369	~~W~~	—	~~W~~	99,369
Allowances for loan losses		2,416		(1,900)		516
Impairment losses on property and equipment		5,590		(358)		5,232
Interest on equity index-linked deposits		183		—		183
Share-based payments		8,134		—		8,134
Provisions for guarantees		50,115		—		50,115
Losses(gains) from valuation on derivative financial instruments		3,714		(52,714)		(49,000)
Present value discount		8,078		(10,694)		(2,616)
Losses(gains) from fair value hedged item		12,834		—		12,834
Accrued interest		—		(79,385)		(79,385)
Deferred loan origination fees and costs		9,265		(132,815)		(123,550)
Gains from revaluation		—		(274,947)		(274,947)
Investments in subsidiaries and others		12,635		(74,504)		(61,869)
Derivative linked securities		336,025		(338,587)		(2,562)
Others		703,497		(363,600)		339,897

		1,251,855		(1,329,504)		(77,649)
Offsetting of deferred income tax assets and liabilities		(1,236,293)		1,236,293		—

	~~W~~	15,562	~~W~~	(93,211)	~~W~~	(77,649)

16. Assets held for sale

The details of assets held for sale as of March 31, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015
	Acquisition cost[1]		Accumulated impairment		Carrying amount		Fair value less costs to sell
Land	~~W~~	45,163	~~W~~	(9,300)	~~W~~	35,863	~~W~~	38,005
Buildings		52,577		(22,789)		29,788		31,344

	~~W~~	97,740	~~W~~	(32,089)	~~W~~	65,651	~~W~~	69,349

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

(In millions of Korean won)	Dec. 31, 2014
	Acquisition cost[1]		Accumulated impairment		Carrying amount		Fair value less costs to sell
Land	~~W~~	47,418	~~W~~	(9,442)	~~W~~	37,976	~~W~~	40,530
Buildings		57,005		(24,624)		32,381		33,752

	~~W~~	104,423	~~W~~	(34,066)	~~W~~	70,357	~~W~~	74,282

[1]	Acquisition cost of buildings held for sale is net of accumulated depreciation.

17. Other Assets

The details of other assets as of March 31, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015		Dec. 31, 2014
Other financial assets
Other receivables	~~W~~	6,050,619	~~W~~	3,185,783
Accrued income		1,105,927		1,166,555
Guarantee deposits		1,261,070		1,339,572
Domestic exchange settlement debits		952,965		2,096,804
Others		124,059		119,733
Allowances for loan losses		(350,829)		(347,918)
Present value discount		(848)		(898)

		9,142,963		7,559,631

Other non-financial assets
Other receivables		33,405		1,469
Prepaid expenses		339,055		327,633
Guarantee deposits		4,073		4,081
Insurance assets		125,301		127,493
Separate account assets		712,206		689,701
Others		156,516		96,759
Allowances on other asset		(23,243)		(23,294)

		1,347,313		1,223,842

	~~W~~	10,490,276	~~W~~	8,783,473

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

The changes in allowances for loan losses on other assets for the three-month periods ended March 31, 2015 and 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015
	Other financial assets		Other non- financial assets		Total
Beginning	~~W~~	347,918	~~W~~	23,294	~~W~~	371,212
Written-off		(1,921)		(6)		(1,927)
Provision		4,276		(45)		4,231
Others		556		—		556

Ending	~~W~~	350,829	~~W~~	23,243	~~W~~	374,072

(In millions of Korean won)	Mar. 31, 2014
	Other financial assets		Other non- financial assets		Total
Beginning	~~W~~	580,651	~~W~~	16,402	~~W~~	597,053
Written-off		(258)		5,371		5,113
Provision		9,329		(648)		8,681
Business combination		1,085		—		1,085
Others		(1,072)		—		(1,072)

Ending	~~W~~	589,735	~~W~~	21,215	~~W~~	610,860

18. Financial liabilities at fair value through profit or loss

The details of financial liabilities at fair value through profit or loss as of March 31, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015		Dec. 31, 2014
Financial liabilities held for trading
Securities sold	~~W~~	671,152	~~W~~	784,892
Other		56,659		51,650

		727,811		836,542

Financial liabilities designated at fair value through profit or loss
Derivative linked securities		1,256,116		982,426

		1,256,116		982,426

Total financial liabilities at fair value through profit or loss	~~W~~	1,983,927	~~W~~	1,818,968

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

19. Deposits

The details of deposits as of March 31, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015		Dec. 31, 2014
Demand deposits
Demand deposits in Korean won	~~W~~	79,393,500	~~W~~	75,835,847
Demand deposits in foreign currencies		2,834,806		3,019,063

		82,228,306		78,854,910

Time deposits
Time deposits in Korean won		126,333,532		128,627,173
Fair value adjustments on valuation of fair value hedged items (current period portion)		90		(958)

		126,333,622		128,626,215
Time deposits in foreign currencies		2,456,816		2,484,949

		128,790,438		131,111,164

Certificates of deposits		2,179,007		1,583,047

Total deposits	~~W~~	213,197,751	~~W~~	211,549,121

20. Debts

The details of debts as of March 31, 2015 and December 31, 2014, consist of:

(In millions of Korean won)	Mar. 31, 2015		Dec. 31, 2014
Borrowings	~~W~~	11,555,796	~~W~~	11,908,698
Bonds sold under repurchase agreements and others		889,232		1,074,146
Call money		4,048,669		2,881,656

	~~W~~	16,493,697	~~W~~	15,864,500

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

The details of borrowings as of March 31, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)		Lender	Annual interest rate (%)	Mar. 31, 2015		Dec. 31, 2014
Borrowings in Korean won	Borrowings from the Bank of Korea	Bank of Korea	0.50 ~ 1.00	~~W~~	1,119,300	~~W~~	1,002,796
	Borrowings from the government	KEMCO and others	0.00~5.00		657,559		611,378
	Borrowings from banking institutions	Industrial Bank of Korea	1.59~4.04		35,633		37,874
	Borrowings from non-banking financial institutions	The Korea Development Bank	0.34~2.70		197,020		212,452
	Other borrowings	Korea Gas Corporation and others	0.00~7.50		3,664,519		3,980,812

					5,674,031		5,845,312

Borrowings in foreign currencies	Due to banks	HSBC Bank PLC and others	—		7,092		3,313
	Borrowings from banking institutions	Sumitomo Mitsui Banking Corp. and others	0.20~1.70		3,371,983		3,522,159
	Other borrowings	The Korea Development Bank	0.62~1.64		89,140		34,460
	Other borrowings	JP Morgan Chase Bank N.A. and others	—		2,413,550		2,503,454

					5,881,765		6,063,386

				~~W~~	11,555,796	~~W~~	11,908,698

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

21. Debentures

The details of debentures as of March 31, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	Annual interest rate (%)	Mar. 31, 2015		Dec. 31, 2014
Debentures in Korean won
Structured debentures	0.21~8.62	~~W~~	1,229,238	~~W~~	1,239,238
Subordinated fixed rate debentures in Korean won	3.08~7.51		4,655,931		4,761,124
Fixed rate debentures in Korean won	1.75~5.04		18,898,633		18,839,553
Floating rate debentures in Korean won	2.15		1,073,000		1,133,000

			25,856,802		25,972,915

Fair value adjustments on fair value hedged financial debentures in Korean won
Fair value adjustments on valuation of fair value hedged items			57,194		53,916
Discount or premium on debentures in Korean won
Discount on debentures			(32,853)		(43,291)

			25,881,143		25,983,540

Debentures in foreign currencies
Floating rate debentures	0.37~1.50		1,709,043		1,648,175
Fixed rate debentures	0.65~3.63		1,554,699		1,578,980

			3,263,742		3,227,155

Fair value adjustments on fair value hedged debentures in foreign currencies
Fair value adjustments on valuation of fair value hedged items			2,529		75
Discount or premium on debentures in foreign currencies
Discount on debentures			(8,936)		(10,064)

			3,257,335		3,217,166

		~~W~~	29,138,478	~~W~~	29,200,706

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

The changes in debentures based on face value for the three-month periods ended March 31, 2015 and 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015
	Beginning		Issues		Repayments		Others		Ending
Debentures in Korean won
Structured debentures	~~W~~	1,239,238	~~W~~	120,000	~~W~~	(130,000)	~~W~~	—	~~W~~	1,229,238
Subordinated fixed rate debentures in Korean won		4,761,124		—		(105,193)		—		4,655,931
Fixed rate debentures in Korean won		18,839,553		10,072,100		(10,013,020)		—		18,898,633
Floating rate debentures in Korean won		1,133,000		—		(60,000)		—		1,073,000

		25,972,915		10,192,100		(10,308,213)		—		25,856,802

Debentures in foreign currencies
Floating rate debentures		1,648,175		56,695		—		4,173		1,709,043
Fixed rate debentures		1,578,980		40,591		(72,927)		8,055		1,554,699

		3,227,155		97,286		(72,927)		12,228		3,263,742

	~~W~~	29,200,070	~~W~~	10,289,386	~~W~~	(10,381,140)	~~W~~	12,228	~~W~~	29,120,544

(In millions of Korean won)	Mar. 31, 2014
	Beginning	Issues	Repayments	Business combination	Others	Ending
Debentures in Korean won
Hybrid capital instrument	1,499,238	—	(160,000)	—	—	1,339,238
Structured debentures	8,648,474	—	(822,123)	195,000	—	8,021,351
Subordinated fixed rate debentures in Korean won	12,057,142	4,260,700	(4,205,200)	2,545,000	—	14,657,642
Fixed rate debentures in Korean won	1,505,858	400	(122,858)	—	—	1,383,400

	23,710,712	4,261,100	(5,310,181)	2,740,000	—	25,401,631

Debentures in foreign currencies
Floating rate debentures	1,143,360	645,265	(18,539)	—	11,519	1,781,605
Fixed rate debentures	2,335,059	25,728	(176,798)	—	21,393	2,205,382

	3,478,419	670,993	(195,337)	—	32,912	3,986,987

	27,189,131	4,932,093	(5,505,518)	2,740,000	32,912	29,388,618

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

22. Provisions

The details of provisions as of March 31, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015		Dec. 31, 2014
Provisions for unused loan commitments	~~W~~	201,305	~~W~~	209,964
Provisions for acceptances and guarantees		195,436		207,927
Provisions for financial guarantee contracts		2,775		2,718
Provisions for asset retirement obligation		73,361		73,442
Other		126,589		120,296

	~~W~~	599,466	~~W~~	614,347

The changes in provisions for unused loan commitments, acceptances and guarantees for the three-month periods ended March 31, 2015 and 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015
	Provisions for unused loan commitments		Provisions for acceptances and guarantees		Total
Beginning	~~W~~	209,964	~~W~~	207,927	~~W~~	417,891
Effects of changes in foreign exchange rate		91		556		647
Provision(reversal)		(8,750)		(13,047)		(21,797)

Ending	~~W~~	201,305	~~W~~	195,436	~~W~~	396,741

(In millions of Korean won)	Mar. 31, 2014
	Provisions for unused loan commitments		Provisions for acceptances and guarantees		Total
Beginning	~~W~~	226,110	~~W~~	209,118	~~W~~	435,228
Effects of changes in foreign exchange rate		225		1,462		1,687
Provision(reversal)		(21,531)		3,471		(18,060)

Ending	~~W~~	204,804	~~W~~	214,051	~~W~~	418,855

The changes in provisions for financial guarantee contracts for the three-month periods ended March 31, 2015 and 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015		Mar. 31, 2014
Beginning	~~W~~	2,718	~~W~~	2,699
Provision(reversal)		57		(604)

Ending	~~W~~	2,775	~~W~~	2,095

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

The changes in provisions for asset retirement obligation for the three-month periods ended March 31, 2015 and 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015		Mar. 31, 2014
Beginning	~~W~~	73,442	~~W~~	76,608
Provision		775		715
Reversal		—		(2)
Used		(1,383)		(1,552)
Unwinding of discount		528		732
Effects of changes in discount rate		(1)		—
Business combination		—		345

Ending	~~W~~	73,361	~~W~~	76,846

Provisions for asset retirement obligations are the present value of estimated costs to be incurred for the restoration of the leased properties. Actual expenses are expected to be incurred at the end of each lease contract. Three-year historical data of expired leases were used to estimate the average lease period. Also, the average restoration expense based on actual three-year historical data and the three-year historical average inflation rate were used to estimate the present value of estimated costs.

The changes in other provisions for the three-month periods ended March 31, 2015 and 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015
	Membership rewards program		Dormant accounts		Litigations		Others		Total
Beginning	~~W~~	11,274	~~W~~	33,996	~~W~~	24,506	~~W~~	50,520	~~W~~	120,296
Increase		7,651		5,181		8,640		1,743		23,215
Decrease		(6,603)		(5,181)		(2,236)		(2,902)		(16,922)

Ending	~~W~~	12,322	~~W~~	33,996	~~W~~	30,910	~~W~~	49,361	~~W~~	126,589

(In millions of Korean won)	Mar. 31, 2014
	Membership rewards program		Dormant accounts		Litigations		Others		Total
Beginning	~~W~~	5,402	~~W~~	16,839	~~W~~	23,455	~~W~~	117,842	~~W~~	163,538
Increase		4,153		2,510		743		10,860		18,266
Decrease		(3,344)		(5,828)		—		(39,692)		(48,864)
Business combination		—		—		—		273		273

Ending	~~W~~	6,211	~~W~~	13,521	~~W~~	24,198	~~W~~	89,283	~~W~~	133,213

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

23. Net Defined benefit liabilities

Defined benefit plan

The Group operates defined benefit plans which have the following characteristics:

•	The Group has the obligation to pay the agreed benefits to all its current and former employees.

•	Actuarial risk (that benefits will cost more than expected) and investment risk fall, in substance, on the Group.

The net defined benefit liability recognized in the statements of financial position is calculated in accordance with actuarial valuation methods using data such as interest rates, future salary increase rate, and mortality rate based on historical data. Actuarial assumptions may differ from actual results, due to changes in the market, economic trends and mortality trends.

The changes in the net defined benefit liabilities for the three-month periods ended March 31, 2015 and 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	~~W~~	1,271,078	~~W~~	(1,195,394)	~~W~~	75,684
Current service cost		46,268		—		46,268
Interest cost(income)		9,436		(8,881)		555
Remeasurements:
Return on plan assets (excluding amounts included in interest income)		—		3,311		3,311
Actuarial gains and losses by changes in demographic assumptions		(2,335)		—		(2,335)
Contributions		—		(21)		(21)
Payments from plans (benefit payments)		(37,668)		37,668		—
Payments from the Group		(1,899)		—		(1,899)
Transfer in		2,111		(2,111)		—
Transfer out		(2,111)		2,111		—
Effect of exchange rate changes		1		—		1

Ending	~~W~~	1,284,881	~~W~~	(1,163,317)	~~W~~	121,564

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

(In millions of Korean won)	Mar. 31, 2014
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	~~W~~	985,195	~~W~~	(920,722)	~~W~~	64,473
Current service cost		40,486		—		40,486
Interest cost(income)		9,729		(9,100)		629
Remeasurements:
Return on plan assets (excluding amounts included in interest income)		—		3,650		3,650
Contributions		—		(20,028)		(20,028)
Past service cost		1		—		1
Payments from plans (benefit payments)		(7,536)		7,523		(13)
Payments from the Group		(1,516)		—		(1,516)
Transfer in		2,773		(2,773)		—
Transfer out		(2,773)		2,761		(12)
Effect of exchange rate changes		13		—		13
Business combination		10,552		(5,421)		5,131

Ending	~~W~~	1,036,924	~~W~~	(944,110)	~~W~~	92,814

The details of the net defined benefit liabilities as of March 31, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015		Dec. 31, 2014
Present value of defined benefit obligation	~~W~~	1,284,881	~~W~~	1,271,078
Fair value of plan assets		(1,163,317)		(1,195,394)

Net defined benefit liabilities	~~W~~	121,564	~~W~~	75,684

The details of post-employment benefits recognized in profit or loss as employee compensation and benefits for the three-month periods ended March 31, 2015 and 2014, are as follows:

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

(In millions of Korean won)	Mar. 31, 2015		Mar. 31, 2014
Current service cost	~~W~~	46,268	~~W~~	40,486
Past service cost		—		1
Net interest expenses of net defined benefit liabilities		555		629

Post-employment benefits[1]	~~W~~	46,823	~~W~~	41,116

[1]	Post-employment benefits amounting to ~~W~~289 million and ~~W~~218 million for the three-month periods ended March 31, 2015 and 2014, respectively, are recognized as other operating expense in the statements of comprehensive income.

24. Other liabilities

The details of other liabilities as of March 31, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015		Dec. 31, 2014
Other financial liabilities
Other payables	~~W~~	7,682,803	~~W~~	4,712,587
Prepaid card and debit card		18,070		19,578
Accrued expenses		3,062,494		3,123,144
Financial guarantee liabilities		12,696		13,237
Deposits for letter of guarantees and others		385,104		351,041
Domestic exchange settlement credits		130,203		128,739
Foreign exchanges settlement credits		105,443		69,440
Borrowings from other business accounts		3,024		40,383
Other payables from trust accounts		2,684,158		2,548,577
Liability incurred from agency relationships		1,188,970		505,664
Account for agency businesses		341,907		340,062
Dividend payables		301,831		477
Other payables from factored receivables		32,783		37,734
Others		35,637		28,157

		15,985,123		11,918,820

Other non-financial liabilities
Other payables		31,320		72,370
Unearned revenue		178,142		154,066
Accrued expenses		343,161		208,226
Deferred revenue on credit card points		117,069		115,658
Withholding taxes		86,562		106,291
Insurance liabilities		6,402,291		6,265,198
Separate account liabilities		724,041		698,832
Others		70,141		57,741

		7,952,727		7,678,382

	~~W~~	23,937,850	~~W~~	19,597,202

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

25. Equity

25.1 Share capital

The details of outstanding shares of the Parent Company as of March 31, 2015 and December 31, 2014, are as follows:

	Ordinary shares
	Mar. 31, 2015		Dec. 31, 2014
Type	Ordinary share		Ordinary share
Number of authorized shares		1,000,000,000		1,000,000,000
Par value per share	~~W~~	5,000	~~W~~	5,000
Number of issued shares		386,351,693		386,351,693
Share capital[1]	~~W~~	1,931,758	~~W~~	1,931,758

[1]	In millions of Korean won.

25.2 Capital surplus

The details of capital surplus as of March 31, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015		Dec. 31, 2014
Share premium	~~W~~	12,226,596	~~W~~	12,226,596
Loss on sale of treasury shares		(568,544)		(568,544)
Other capital surplus		4,196,458		4,196,458

	~~W~~	15,854,510	~~W~~	15,854,510

25.3 Accumulated other comprehensive income

The details of accumulated other comprehensive income as of March 31, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015		Dec. 31, 2014
Remeasurements of net defined benefit liabilities	~~W~~	(111,531)	~~W~~	(110,814)
Exchange differences on translating foreign operations		(8,705)		(12,153)
Change in value of available-for-sale financial assets		792,975		680,900
Change in value of held-to-maturity financial assets		3,559		3,823
Shares of other comprehensive income of associates		(90,793)		(89,303)
Cash flow hedges		(13,400)		(10,774)

	~~W~~	572,105	~~W~~	461,679

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

25.4 Retained earnings

The details of retained earnings as of March 31, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015		Dec. 31, 2014
Legal reserves[1]	~~W~~	251,517	~~W~~	208,221
Voluntary reserves		982,000		982,000
Unappropriated retained earnings		8,137,239		7,876,924

	~~W~~	9,370,756	~~W~~	9,067,145

[1]	With respect to the allocation of net profit earned in a fiscal term, the Parent Company must set aside in its legal reserve an amount equal to at least 10% of its net income after tax as reported in the separate statement of comprehensive income each time it pays dividends on its net profits earned until its legal reserve reaches at least the aggregate amount of its share capital in accordance with Article 53 of the Financial Holding Company Act. The reserve is not available for the payment of cash dividends, but may be transferred to share capital, or used to reduce accumulated deficit.

Regulatory Reserve for Credit Losses

Measurement and Disclosure of Regulatory Reserve for Credit Losses are required in accordance with Articles 26 through 28 of Supervisory Regulations on Financial Holding Companies.

The details of the regulatory reserve for credit losses as of March 31, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015		Dec. 31, 2014
Regulatory reserve for credit losses attributable to:
Shareholders of the Parent Company	~~W~~	2,494,480	~~W~~	2,456,352
Non-controlling interests		18,530		16,808

	~~W~~	2,513,010	~~W~~	2,473,160

The adjustments to the regulatory reserve for credit losses for the three-month periods ended March 31, 2015 and 2014, are as follows:

(In millions of Korean won, except earnings per share)	Mar. 31, 2015		Mar. 31, 2014
Provision(reversal) of regulatory reserve for credit losses[1]	~~W~~	38,128	~~W~~	(16,829)
Adjusted profit after provision(reversal) of regulatory reserve for credit losses[2]		566,837		376,063
Adjusted basic earnings per share after provision (reversal) of regulatory reserve for credit losses[2]		1,467		973
Adjusted diluted earnings per share after provision (reversal) of regulatory reserve for credit losses[2]		1,462		969

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

[1]	Excluding the ~~W~~8,753 million as of March 31, 2014, increase in regulatory reserve for credit losses due to business combination of KB Capital Co., Ltd.
[2]	Adjusted profit after provision(reversal) of regulatory reserve for credit losses is not in accordance with Korean IFRS and calculated on the assumption that provision(reversal) of regulatory reserve for credit losses before income tax is adjusted to the profit.

26. Net Interest Income

The details of interest income and interest expense for the three-month periods ended March 31, 2015 and 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015		Mar. 31, 2014
Interest income
Due from financial institutions	~~W~~	40,698	~~W~~	43,807
Loans		2,386,723		2,519,935
Financial investments
Available-for-sale financial assets		129,085		150,347
Held-to-maturity financial assets		122,406		143,187
Other		32,778		41,228

		2,711,690		2,898,504

Interest expenses
Deposits		884,447		971,324
Debts		50,818		69,178
Debentures		218,804		297,821
Other		20,704		17,470

		1,174,773		1,355,793

Net interest income	~~W~~	1,536,917	~~W~~	1,542,711

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

27. Net Fee and Commission income

The details of fee and commission income, and fee and commission expense for the three-month periods ended March 31, 2015 and 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015		Mar. 31, 2014
Fee and commission income
Banking activity fees	~~W~~	41,137	~~W~~	41,023
Lending activity fees		19,746		17,478
Credit card related fees and commissions		301,618		265,308
Debit card related fees and commissions		78,100		68,987
Agent activity fees		38,150		36,487
Trust and other fiduciary fees		83,035		46,519
Fund management related fees		22,477		23,011
Guarantee fees		7,187		6,926
Foreign currency related fees		22,681		23,206
Commissions from transfer agent services		36,352		39,272
Other business account commission on consignment		6,479		6,496
Securities brokerage fees		19,177		14,494
Lease fees		7,788		—
Other		33,186		28,602

		717,113		617,809

Fee and commission expense
Trading activity related fees[1]		1,510		2,053
Lending activity fees		1,668		3,710
Credit card related fees and commissions		255,658		234,481
Outsourcing related fees		18,241		19,136
Foreign currency related fees		3,544		2,917
Management fees of written-off loans		688		955
Other		53,707		41,172

		335,016		304,424

Net fee and commission income	~~W~~	382,097	~~W~~	313,385

[1]	The fees from financial assets/liabilities at fair value through profit or loss.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

28. Net gains or losses on financial assets/liabilities at fair value through profit or loss

28.1 Net gains or losses on financial instruments held for trading

Net gain or loss from financial instruments held for trading includes interest income, dividend income and gains or losses arising from changes in the fair values, sales and redemptions. The details for the three-month periods ended March 31, 2015 and 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015		Mar. 31, 2014
Gains related to financial instruments held for trading
Financial assets held for trading
Debt securities	~~W~~	170,367	~~W~~	83,187
Equity securities		24,453		24,010

		194,820		107,197

Derivatives held for trading
Interest rate		465,100		262,402
Currency		363,031		349,029
Stock or stock index		45,271		50,592
Commodity		110		175
Other		323		10,375

		873,835		672,573

Financial liabilities held for trading		6,748		6,109

Other financial instruments		2,108		9

	~~W~~	1,077,511	~~W~~	785,888

Losses related to financial instruments held for trading
Financial assets held for trading
Debt securities	~~W~~	10,023	~~W~~	11,468
Equity securities		7,073		24,247

		17,096		35,715

Derivatives held for trading
Interest rate		501,006		273,219
Currency		330,315		352,059
Stock or stock index		25,130		36,138
Commodity		132		328
Other		689		918

		857,272		662,662

Financial liabilities held for trading		47,802		12,963

Other financial instruments		2,075		2

	~~W~~	924,245	~~W~~	711,342

Net gains or losses on financial instruments held for trading	~~W~~	153,266	~~W~~	74,546

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

28.2 Net gains or losses on financial instruments designated at fair value through profit or loss

Net gain or loss from financial instruments designated at fair value through profit or loss includes interest income, dividend income and gains or losses arising from changes in the fair values, sales and redemptions. The details for the three-month periods ended March 31, 2015 and 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015		Mar. 31, 2014
Gains related to financial instruments designated at fair value through profit or loss
Financial assets designated at fair value through profit or loss	~~W~~	19,774	~~W~~	4,637
Financial liabilities designated at fair value through profit or loss		4,325		8,990

		24,099		13,627

Losses related to financial instruments designated at fair value through profit or loss
Financial assets designated at fair value through profit or loss		2,510		4,427
Financial liabilities designated at fair value through profit or loss		41,721		13,227

		44,231		17,654

Net gains or losses on financial instruments designated at fair value through profit or loss	~~W~~	(20,132)	~~W~~	(4,027)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

29. Other operating income and expenses

The details of other operating income and expenses for the three-month periods ended March 31, 2015 and 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015		Mar. 31, 2014
Other operating income
Revenue related to available-for-sale financial assets
Gains on redemption of available-for-sale financial assets	~~W~~	66	~~W~~	—
Gains on sale of available-for-sale financial assets		52,884		23,098

		52,950		23,098

Gains on foreign exchange transactions		285,454		257,800
Income related to insurance		311,286		299,971
Dividend income		37,202		34,215
Others		32,967		55,649

		719,859		670,733

Other operating expenses
Expense related to available-for-sale financial assets
Loss on redemption of available-for-sale financial assets		25		7
Loss on sale of available-for-sale financial assets		4,700		1,912
Impairment on available-for-sale financial assets		69,128		27,143

		73,853		29,062

Loss on foreign exchanges transactions		267,866		231,424
Expense related to insurance		339,250		333,203
Others		284,344		248,295

		965,313		841,984

Net other operating expenses	~~W~~	(245,454)	~~W~~	(171,251)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

30. General and administrative expenses

30.1 General and administrative expenses

The details of general and administrative expenses for the three-month periods ended March 31, 2015 and 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015		Mar. 31, 2014
Employee Benefits
Salaries and short-term employee benefits—salaries	~~W~~	461,523	~~W~~	437,318
Salaries and short-term employee benefits—others		235,676		176,571
Post-employment benefits—defined benefit plans		46,534		40,898
Post-employment benefits—defined contribution plans		3,641		1,572
Termination benefits		1,783		37
Share-based payments		5,971		(1,130)

		755,128		655,266

Depreciation and amortization		60,054		61,029

Other general and administrative expenses
Rental expense		68,977		74,368
Tax and dues		38,800		46,794
Communication		8,609		8,865
Electricity and utilities		7,355		7,438
Publication		4,705		4,733
Repairs and maintenance		3,530		3,114
Vehicle		2,094		2,496
Travel		1,434		1,131
Training		5,298		4,009
Service fees		24,679		23,281
Others		96,372		98,340

		261,853		274,569

	~~W~~	1,077,035	~~W~~	990,864

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

30.2 Share-based payments

30.2.1 Share options

The changes in the number of granted share options and the weighted average exercise price for the three-month periods ended March 31, 2015 and 2014, are as follows:

(In Korean won, except number of shares)	Mar. 31, 2015
	Number of granted shares
	Beginning		Expired		Ending	Number of exercisable shares	Exercise price per share	Remaining contractual life(Years)
Series 22		657,498		657,498	—	—	—	—
Series 23		15,246		15,246	—	—	—	—

		672,744		672,744	—	—

Weighted average exercise price	~~W~~	77,268	~~W~~	77,268	—	—

(In Korean won, except number of shares)	Mar. 31, 2014
	Number of granted shares
	Beginning		Expired		Ending		Number of exercisable shares		Exercise price per share	Remaining contractual life(Years)
Series 19		751,651		751,651		—		—	—	—
Series 20		25,613		—		25,613		25,613	81,900	0.08
Series 21		18,987		—		18,987		18,987	76,600	0.58
Series 22		657,498		—		657,498		657,498	77,100	0.86
Series 23		15,246		—		15,246		15,246	84,500	0.98

		1,468,995		751,651		717,344		717,344

Weighted average exercise price	~~W~~	77,235	~~W~~	77,063	~~W~~	77,415	~~W~~	77,415

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

30.2.2 Share Grants

The Group changed the scheme of share-based payment from share options to share grants in November 2007. The share grant award program is an incentive plan that sets, on grant date, the maximum amount of shares that can be awarded. Actual shares granted at the end of the vesting period is determined in accordance with achievement of pre-specified targets over the vesting period.

The details of share grants linked to long-term performance as of March 31, 2015, are as follows:

(in number of shares)	Grant date	Number of granted shares[1]	Vesting conditions
Share grants (KB Financial Group Inc.)
Series 4	2010.07.13	180,707	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,3]
Series 8	2012.01.01	13,471	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,4]
Series 9	2013.07.17	37,904	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,4]
Series 10	2014.01.01	19,042	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,4]
Series 11	2013.07.13	69,892	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,3]
Series 12	2014.11.21	60,841	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,5]
Series 13	2015.01.01	36,210	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,6]
Deferred grant in 2010	—	2,798	Satisfied
Deferred grant in 2011	—	957	Satisfied
Deferred grant in 2012	—	5,318	Satisfied
Deferred grant in 2013	—	13,058	Satisfied
Deferred grant in 2014	—	4,547	Satisfied

		444,745

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

(Kookmin Bank)
Series 48	2014.07.23	14,470	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,7]
Series 49	2013.07.24	36,495	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,7]
Series 50	2013.07.24	9,214	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,7]
Series 52	2013.08.01	10,278	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,7]
Series 57	2014.01.01	8,853	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,7]
Series 58	2014.01.01	78,700	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,7]
Series 60	2015.01.01	349,984	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,7]
Deferred grant in 2010	—	105	Satisfied
Deferred grant in 2011	—	1,711	Satisfied
Deferred grant in 2012	—	16,802	Satisfied
Deferred grant in 2013	—	75,307	Satisfied
Deferred grant in 2014	—	124,509	Satisfied
Deferred grant in 2015	—	1,877	Satisfied

		728,305

(Other subsidiaries)
Share granted in 2010		3,086	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8]
Share granted in 2011		7,230	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8]
Share granted in 2012		22,834	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8]
Share granted in 2013		104,394	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8]
Share granted in 2014		81,882	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8]
Share granted in 2015		33,682	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8]

		253,108

		1,426,158

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

[1]	Granted shares represent the total number of shares initially granted to directors and employees at the end of reporting period.
[2]	Certain portion of the granted shares is compensated over a maximum period of three years.
[3]	The 37.5%, 37.5% and 25% of the number of certain granted shares to be compensated are determined based on the accomplishment of targeted relative TSR, targeted EPS and qualitative indicators, respectively. The 30%, 30% and 40% of the number of other granted shares to be compensated are determined based on the accomplishment of the targeted Value-up Index, targeted financial results of the Company and its subsidiaries (Group) and targeted relative TSR, respectively. The 40%, 40% and 20% of the number of the remaining granted shares to be compensated are determined based on the accomplishment of the targeted relative TSR, the targeted EPS and qualitative indicators, respectively.
[4]	The 30%, 30% and 40% of the number of granted shares to be compensated are determined upon the accomplishment of the targeted Value-up Index, targeted financial results of the Company and its subsidiaries (Group) and the targeted relative TSR, respectively. However, 50% and 50% of certain granted shares will be compensated based on the accomplishment of the targeted Value-up Index and the accomplishment of targeted relative TSR.
[5]	The 35%, 35% and 30% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted relative TSR, the ROA and the growth rate of total assets, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

[6]	The 40%, 30% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of the targeted Value-up Index, targeted financial results of the Company and its subsidiaries (Group) and the targeted relative TSR, respectively. However, 50% and 50% of certain granted shares will be compensated based on the accomplishment of the targeted Value-up Index and the accomplishment of targeted relative TSR.
[7]	The 30%, 40% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of the targeted financial results of the Bank, the targeted Value-up Index and the targeted relative TSR, respectively. However, as for certain number of shares, half of the number of granted shares to be compensated is determined based on the accomplishment of the targeted relative TSR, while the other half is determined by the targeted Value-up Index.
[8]	The 30%, 30% and 40% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted Value-up Index, the respective subsidiaries’ performance and the targeted relative TSR, respectively. The 60% and 40% of the number of certain granted shares to be compensated is determined based on the accomplishment of the respective subsidiaries’ performance and the accomplishment of the targeted relative TSR, respectively. The 40%, 30% and 30% of the number of certain granted shares to be compensated is determined based on the accomplishment of the targeted Value-up Index, the respective subsidiaries’ performance and the targeted relative TSR, respectively. The 50% and 50% of the number of certain granted shares to be compensated are determined based on the accomplishment of the respective subsidiaries’ performance and the targeted relative TSR, respectively. The 70% and 30% of the number of certain granted shares to be compensated are determined based on the accomplishment of the respective subsidiaries’ performance and the targeted relative TSR, respectively.

The share grant award program is an incentive plan that sets, on grant date, the maximum amount of shares that can be awarded. Actual shares granted at the end of the vesting period is determined in accordance with achievement of pre-specified targets over the vesting period.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

The details of share grants linked to short-term performance as of March 31, 2015, are as follows:

	Grant date	Number of vested shares[1]	Vesting conditions
(KB Financial Group Inc.)
Share granted in 2010	2010.01.01	322	Satisfied
Share granted in 2011	2011.01.01	1,728	Satisfied
Share granted in 2012	2012.01.01	9,215	Satisfied
Share granted in 2013	2013.01.01	11,496	Satisfied
Share granted in 2014	2014.01.01	23,304	Satisfied
Share granted in 2015	2015.01.01	2,532	Proportion to service period
(Kookmin Bank)
Share granted in 2010	2010.01.01	363	Satisfied
Share granted in 2011	2011.01.01	15,090	Satisfied
Share granted in 2012	2012.01.01	70,857	Satisfied
Share granted in 2013	2013.01.01	74,719	Satisfied
Share granted in 2014	2014.01.01	124,996	Satisfied
Share granted in 2015	2015.01.01	38,255	Proportion to service period
(Other subsidiaries)
Share granted in 2013		6,551	Satisfied
Share granted in 2014		39,964	Satisfied
Share granted in 2015		24,755	Proportion to service period

[1]	The number of shares, which are exercisable, is determined by the results of performance. The share grants are settled over three years.

The accrued expenses representing stock options, stock grants, and share-based payments, as of March 31, 2015 and December 31, 2014, are ~~W~~44,281 million and ~~W~~48,734 million, respectively. The compensation costs amounting to ~~W~~5,971 million were recognized as an expense for the three-month period ended March 31, 2015, and the compensation costs from share grants of ~~W~~1,130 million were reversed during the three-month period ended March 31, 2014. There is no intrinsic value of the vested share options as of March 31, 2015 and December 31, 2014.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

31. Other non-operating income and expenses

The details of other non-operating income and expenses for the three-month periods ended March 31, 2015 and 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015		Mar. 31, 2014
Other non-operating income
Gains of disposal in property and equipment	~~W~~	243	~~W~~	70
Rent received		6,063		2,500
Others		191,521		19,444

		197,827		22,014

Other non-operating expenses
Losses of disposal in property and equipment		173		526
Donation		4,230		3,970
Restoration cost		238		378
Others		7,081		15,254

		11,722		20,128

Net other non-operating income(expense)	~~W~~	186,105	~~W~~	1,886

32. Income tax expenses

Income tax expense for the three-month periods ended March 31, 2015 and 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015		Mar. 31, 2014
Tax payable
Current tax expense	~~W~~	153,337	~~W~~	76,927
Adjustments recognized in the period for current tax of prior years		(6,391)		(3,141)

		146,946		73,786

Changes in deferred income tax assets (liabilities)		14,395		70,933

Income tax recognized directly in equity
Remeasurements of net defined benefit liabilities		229		888
Change in value of available-for-sale financial assets		(34,065)		(4,308)
Change in value of held-to-maturity financial assets		84		(39)
Share of other comprehensive income of associates		(74)		(1,066)
Cash flow hedges		728		191

		(33,098)		(4,334)

Others		321		1,369

Tax expense	~~W~~	128,564	~~W~~	141,754

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

33. Dividends

The dividends to the shareholders of the Parent company in respect of the year ended December 31, 2014, of ~~W~~780 per share, amounting to total dividends of ~~W~~301,354 million, were declared at the annual general meeting on March 27, 2015. The Group’s interim consolidated financial statements as of March 31, 2015, reflect this dividend payable. The dividends paid to the shareholders of the Parent company in 2014 were ~~W~~193,176 million (~~W~~500 per share).

34. Accumulated other comprehensive income

The details of accumulated other comprehensive income for the three-month periods ended March 31, 2015 and 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(110,814)	~~W~~	(946)	~~W~~	—	~~W~~	229	~~W~~	(111,531)
Exchange differences on translating foreign operations		(12,153)		3,448		—		—		(8,705)
Change in value of available-for-sale financial assets		680,900		171,869		(25,729)		(34,065)		792,975
Change in value of held-to-maturity financial assets		3,823		(348)		—		84		3,559
Shares of other comprehensive income of associates		(89,303)		(1,416)		—		(74)		(90,793)
Cash flow hedges		(10,774)		(1,652)		(1,702)		728		(13,400)

	~~W~~	461,679	~~W~~	170,955	~~W~~	(27,431)	~~W~~	(33,098)	~~W~~	572,105

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

(In millions of Korean won)	Mar. 31, 2014
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(12,523)	~~W~~	(3,650)	~~W~~	—	~~W~~	888	~~W~~	(15,285)
Exchange differences on translating foreign operations		(29,433)		4,961		—		—		(24,472)
Change in value of available-for-sale financial assets		430,976		44,205		(13,688)		(4,308)		457,185
Change in value of held-to-maturity financial assets		4,904		(300)		—		(39)		4,565
Shares of other comprehensive income of associates		(57,097)		(29,238)		—		(1,066)		(87,401)
Cash flow hedges		(515)		2,865		(4,111)		191		(1,570)

	~~W~~	336,312	~~W~~	18,843	~~W~~	(17,799)	~~W~~	(4,334)	~~W~~	333,022

35. Earnings per share

35.1 Basic earnings per share

Basic earnings per share is calculated by dividing profit and loss attributable to ordinary equity holders of the Parent Company by the weighted average number of ordinary shares outstanding, excluding the treasury shares, during the three-month periods ended March 31, 2015 and 2014.

Weighted average number of ordinary shares outstanding:

(In number of shares)	Mar. 31, 2015
	Number of shares (a)	Days outstanding (b)	Total outstanding shares [(a) x (b)]
Beginning (A)	386,351,693	90	34,771,652,370

Weighted average number of ordinary shares outstanding [(B) =(A)/90]			386,351,693

(In number of shares)	Mar. 31, 2014
	Number of shares (a)	Days outstanding (b)	Total outstanding shares [(a) x (b)]
Beginning (A)	386,351,693	90	34,771,652,370

Weighted average number of ordinary shares outstanding [(B) =(A)/90]			386,351,693

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

Basic earnings per share:

(in Korean won and in number of shares)	Mar. 31, 2015
Profit attributable to ordinary shares (C)	~~W~~	604,965,487,548
Weighted average number of ordinary shares outstanding (D)		386,351,693
Basic earnings per share [(E)=(C)/(D)]	~~W~~	1,566

(in Korean won and in number of shares)	Mar. 31, 2014
Profit attributable to ordinary shares (C)	~~W~~	359,233,886,037
Weighted average number of ordinary shares outstanding (D)		386,351,693
Basic earnings per share [(E)=(C)/(D)]	~~W~~	930

35.2 Diluted earnings per share

Diluted earnings per share is calculated using the weighted average number of ordinary shares outstanding which is adjusted by the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. The Group’s dilutive potential ordinary shares include share grants.

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Group’s outstanding shares for the period) based on the monetary value of the subscription rights attached to the share options. The number of shares calculated above is compared with the number of shares that would have been issued assuming the exercise of share grants.

Adjusted profit for diluted earnings per share:

(In Korean won)	Mar. 31, 2015
Profit attributable to ordinary shares	~~W~~	604,965,487,548
Adjustment		—
Adjusted profit for diluted earnings per share	~~W~~	604,965,487,548

(In Korean won)	Mar. 31, 2014
Profit attributable to ordinary shares	~~W~~	359,233,886,037
Adjustment		—
Adjusted profit for diluted earnings per share	~~W~~	359,233,886,037

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

Adjusted weighted average number of ordinary shares outstanding to calculate diluted earnings per share:

(in number of shares)	Mar. 31, 2015	Mar. 31, 2014
Weighted average number of ordinary shares outstanding	386,351,693	386,351,693
Adjustment
Share grants	1,388,189	1,670,343
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	387,739,882	388,022,036

Diluted earnings per share:

(in Korean won and in number of shares)	Mar. 31, 2015
Adjusted profit for diluted earnings per share	~~W~~	604,965,487,548
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		387,739,882
Diluted earnings per share	~~W~~	1,560

(in Korean won and in number of shares)	Mar. 31, 2014
Adjusted profit for diluted earnings per share	~~W~~	359,233,886,037
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		388,022,036
Diluted earnings per share	~~W~~	926

36. Insurance Contracts

36.1 Insurance liabilities

The details of insurance liabilities presented within other liabilities as of March 31, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015		Dec. 31, 2014
Individual insurance
Pure Endowment insurance	~~W~~	4,419,047	~~W~~	4,334,823
Death insurance		121,946		112,858
Joint insurance		1,839,327		1,800,468
Group insurance		4,642		1,417
Other		17,329		15,632

	~~W~~	6,402,291	~~W~~	6,265,198

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

36.2 Insurance assets

The details of insurance assets presented within other assets as of March 31, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015		Dec. 31, 2014
Reinsurance assets	~~W~~	4,314	~~W~~	4,482
Deferred acquisition costs		120,987		123,011

	~~W~~	125,301	~~W~~	127,493

36.3 Insurance premiums and reinsurance

The details of insurance premiums for the three-month periods ended March 31, 2015 and 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Others		Total
Insurance premiums earned	~~W~~	187,126	~~W~~	18,181	~~W~~	90,005	~~W~~	4,645	~~W~~	9,353	~~W~~	309,310
Reinsurance premiums paid		(114)		(714)		(72)		(514)		(1,727)		(3,141)

Net premiums earned	~~W~~	187,012	~~W~~	17,467	~~W~~	89,933	~~W~~	4,131	~~W~~	7,626	~~W~~	306,169

(In millions of Korean won)	Mar. 31, 2014
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Others		Total
Insurance premiums earned	~~W~~	191,791	~~W~~	12,014	~~W~~	79,275	~~W~~	3,968	~~W~~	9,898	~~W~~	296,946
Reinsurance premiums paid		(96)		(654)		(60)		(675)		(2,063)		(3,548)

Net premiums earned	~~W~~	191,695	~~W~~	11,360	~~W~~	79,215	~~W~~	3,293	~~W~~	7,835	~~W~~	293,398

Insurance expenses for the three-month periods ended March 31, 2015 and 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Others		Total
Insurance expense	~~W~~	1,125	~~W~~	448	~~W~~	7,165	~~W~~	567	~~W~~	1,206	~~W~~	10,511
Dividend expense		117		5		—		—		—		122
Refund expense		117,071		2,496		51,515		86		—		171,168
Provision		84,224		9,088		38,859		3,225		1,697		137,093

		202,537		12,037		97,539		3,878		2,903		318,894

Reinsurance claims		(77)		(365)		(13)		(283)		(1,206)		(1,944)

Net insurance expense	~~W~~	202,460	~~W~~	11,672	~~W~~	97,526	~~W~~	3,595	~~W~~	1,697	~~W~~	316,950

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

(In millions of Korean won)	Mar. 31, 2014
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Others		Total
Insurance expense	~~W~~	537	~~W~~	651	~~W~~	3,944	~~W~~	1,904	~~W~~	982	~~W~~	8,018
Dividend expense		96		7		—		—		—		103
Refund expense		94,044		1,665		53,146		97		—		148,952
Provision		110,443		5,816		28,049		2,838		602		147,748

		205,120		8,139		85,139		4,839		1,584		304,821

Reinsurance claims		(25)		(607)		(4)		(991)		(986)		(2,613)

Net insurance expense	~~W~~	205,095	~~W~~	7,532	~~W~~	85,135	~~W~~	3,848	~~W~~	598	~~W~~	302,208

37. Supplemental Cash Flow Information

Cash and cash equivalents as of March 31, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015		Dec. 31, 2014
Cash	~~W~~	2,129,143	~~W~~	2,019,965
Checks with other banks		637,971		525,452
Due from Bank of Korea		6,020,997		6,508,623
Due from other financial institutions		6,054,256		6,369,807

		14,842,367		15,423,847

Restricted due from financial institutions		(6,403,302)		(7,132,094)
Due from financial institutions with original maturities over three-months		(1,384,122)		(1,272,957)

		(7,787,424)		(8,405,051)

	~~W~~	7,054,943	~~W~~	7,018,796

Cash inflow and outflow from income tax, interests and dividends for the three-month periods ended March 31, 2015 and 2014, are as follows:

(In millions of Korean won)	Activity	Mar. 31, 2015		Mar. 31, 2014
Income tax paid(received)	Operating	~~W~~	(107,813)	~~W~~	40,280
Interest received	Operating		2,895,917		3,009,675
Interest paid	Operating		1,172,774		1,452,346
Dividends received	Operating		37,828		41,157

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

38. Contingent liabilities and commitments

Acceptances and guarantees as of March 31, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015		Dec. 31, 2014
Confirmed acceptances and guarantees
Confirmed acceptances and guarantees in Korean won
Acceptances and guarantees for KB purchasing loan	~~W~~	497,945	~~W~~	428,815
Other acceptances and guarantees		682,287		669,233

		1,180,232		1,098,048

Confirmed acceptances and guarantees in foreign currency
Acceptances of letter of credit		344,949		327,963
Letter of guarantees		71,525		61,081
Bid bond		47,746		43,362
Performance bond		984,524		1,087,394
Refund guarantees		1,516,358		1,494,023
Other acceptances and guarantees		933,897		959,685

		3,898,999		3,973,508

Financial guarantees
Guarantees for Debenture-Issuing		51,200		51,200
Acceptances and guarantees for mortgage		72,498		75,651
Overseas debt guarantees		392,388		392,021
International financing guarantees in foreign currencies		30,059		35,949
Other acceptances and guarantees for financing		17,391		21,846

		563,536		576,667

		5,642,767		5,648,223

Unconfirmed acceptances and guarantees
Guarantees of letter of credit		2,517,412		2,825,919
Refund guarantees		925,458		1,060,413

		3,442,870		3,886,332

	~~W~~	9,085,637	~~W~~	9,534,555

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

Commitments as of March 31, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015		Dec. 31, 2014
Commitments
Corporate loan commitments	~~W~~	41,621,784	~~W~~	42,823,583
Retail loan commitments		14,343,192		13,886,999
Credit line on credit cards		39,242,328		37,584,381
Private placement commitments		125,300		121,300
Purchase of other security investment		1,769,750		1,746,430

		97,102,354		96,162,693

Financial Guarantees
Credit line		3,807,895		3,809,478
Purchase of security investment		105,200		73,500

		3,913,095		3,882,978

	~~W~~	101,015,449	~~W~~	100,045,671

Other Matters (including litigation)

a) The Group has filed 96 lawsuits (excluding minor lawsuits in relation to the collection or management of loans), involving aggregate claims of ~~W~~417,855 million, and faces 384 lawsuits (as the defendant) (excluding minor lawsuits in relation to the collection or management of loans) involving aggregate damages of ~~W~~528,098 million, which arose in the normal course of the business and are still pending as of March 31, 2015.

Meanwhile, certain customers of Kookmin Bank have filed lawsuits against Kookmin Bank in connection with fees paid for the registration of fixed collateral. The first and second trials are in progress as of March 31, 2015. The Court ruled in favor and partially in favor of Kookmin Bank in the first trial and ruled in favor of Kookmin Bank in the second and third trials. There is a low probability of potential losses related to the aforementioned lawsuits.

b) According to the shareholders’ agreement on September 25, 2009, between Kookmin Bank, the International Finance Corporation (“IFC”) and the remaining shareholders, Kookmin Bank granted a put option to IFC with the right to sell shares of JSC Bank Center Credit to itself or its designee. The exercise price is determined at its fair value by mutual agreement between Kookmin Bank and IFC. If the price is not agreed by the designated date, it is determined by the value measured by the selected independent external valuation institution. The put option may be exercised by IFC at any time from February 24, 2013, to February 24, 2017.

c) The face value of the securities which Kookmin Bank sold to general customers through tellers amounts to ~~W~~23,141 million and ~~W~~26,487 million as of March 31, 2015 and December 31, 2014, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

d) For the year ended December 31, 2013, Kookmin Bank underwent a tax investigation for the fiscal years 2008 to 2012 by the Seoul Regional Tax Office. As a result, Kookmin Bank was fined a total of ~~W~~124,357 million for income taxes (including local income taxes) and paid ~~W~~123,330 million, excluding local income tax amounting to ~~W~~1,027 million, and recognized as non-trade payable as of March 31, 2015. Meanwhile, the appeal to the tax tribunal over the ~~W~~114,283 million is currently pending as of March 31, 2015.

e) While setting up a fraud detection system, a computer contractor employed by the personal credit ratings firm Korea Credit Bureau caused a widespread data breach in June 2013, resulting in the theft of cardholders’ personal information. As a result of the leakage of customer personal information, the KB Kookmin Card received a notification from the Financial Services Commission that the KB Kookmin Card is subject to a temporary three-month operating suspension. In respect of the incident, the Group faces 101 legal claims filed as the defendant, with an aggregate claim of ~~W~~53,059 million as of March 31, 2015. In addition, the Group may be subject to additional fines, penalties or judgments, reimbursement to affected clients. Meanwhile, the final outcome of the cases cannot be reasonably ascertained.

f) The Company entered into a purchase agreement to acquire 11,682,580 common shares of LIG Insurance Co., Ltd. (19.47% of outstanding shares with an expected price of ~~W~~685,000 million) in June 2014. The Financial Services Commission approved LIG Insurance Co., Ltd. to be included as a subsidiary of the Group in December 2014. The Group entered into an agreement for changing the price to ~~W~~645,000 million in March 2015.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

39. Subsidiaries

The details of subsidiaries as of March 31, 2015, are as follows:

Investor	Investee	Ownership interests(%)	Location	Date of financial statements	Industry
KB Financial Group Inc.	Kookmin Bank	100.00	Korea	Dec. 31	Banking and domestic, foreign exchange transaction
	KB Kookmin Card Co., Ltd.	100.00	Korea	Dec. 31	Credit card
	KB Investment & Securities Co., Ltd.	100.00	Korea	Dec. 31	Financial investment
	KB Life Insurance Co., Ltd.	100.00	Korea	Dec. 31	Life insurance
	KB Asset Management Co., Ltd.	100.00	Korea	Dec. 31	Security investment trust management and advisory
	KB Capital Co., Ltd.	52.02	Korea	Dec. 31	Financial Leasing
	KB Savings Bank Co., Ltd.	100.00	Korea	Dec. 31	Savings banking
	KB Real Estate Trust Co., Ltd.	100.00	Korea	Dec. 31	Real estate trust management
	KB Investment Co., Ltd.	100.00	Korea	Dec. 31	Capital investment
	KB Credit Information Co., Ltd.	100.00	Korea	Dec. 31	Collection of receivables or credit investigation
	KB Data System Co., Ltd.	100.00	Korea	Dec. 31	Software advisory, development, and supply
Kookmin Bank	Kookmin Bank Int’l Ltd.(London)	100.00	United Kingdom	Dec. 31	Banking and foreign exchange transaction
	Kookmin Bank Hong Kong Ltd.	100.00	Hong Kong	Dec. 31	Banking and foreign exchange transaction
	Kookmin Bank Cambodia PLC.	100.00	Cambodia	Dec. 31	Banking and foreign exchange transaction
	Kookmin Bank (China) Ltd.	100.00	China	Dec. 31	Banking and foreign exchange transaction
	Personal pension trusts and 10 other trusts[1]	—	Korea	Dec. 31	Trust
	Kamco Value Recreation Third Securitization Specialty Co., Ltd. and 5 others[2]	—	Korea and others	Dec. 31	Asset-backed securitization and others
	Heungkuk Multi Private Securities H - 19 and 37 others	100.00	Korea	Dec. 31	Private equity fund
Kookmin Bank, KB Investment Co., Ltd.	KB12-1 Venture Investment	100.00	Korea	Dec. 31	Capital investment
	KB Start-up Creation Fund	62.50	Korea	Dec. 31	Capital investment
	KB Intellectual Property Fund	34.00	Korea	Dec. 31	Capital investment
KB Investment & Securities Co., Ltd.	Ashley Investment First Co., Ltd.[2]	—	Korea	Dec. 31	Asset-backed securitization and others
	Growth Investment First Co., Ltd.[2]	—	Korea	Dec. 31	Asset-backed securitization and others
KB Asset Management Co., Ltd.	KB Wellyan Private Equity Real Estate Fund No. 6	95.67	Korea	Dec. 31	Capital investment
	KB Wellyan Private Equity Real Estate Fund No. 7[3]	47.97	Korea	Dec. 31	Capital investment
	Boyoung Construction[4]	—	Korea	Dec. 31	Construction
KB Investment Co., Ltd.	09-5 KB Venture Fund[5]	33.33	Korea	Dec. 31	Capital investment
	KoFC-KB Pioneer Champ No.2010-8 Investment Partnership	50.00	Korea	Dec. 31	Capital investment
	2011 KIF-KB IT Venture Fund[5]	43.33	Korea	Dec. 31	Capital investment
	KoFC-KB Young Pioneer 1st Fund[5]	33.33	Korea	Dec. 31	Capital investment

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

KB Kookmin Card Co., Ltd	KB Kookmin Card Second Securitization Co., Ltd.[2]	0.50	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile First Securitization Specialty[2]	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile Second Securitization Specialty[2]	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile third Securitization Specialty[2]	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile fourth Securitization Specialty[2]	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile fifth Securitization Specialty[2]	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile sixth Securitization Specialty[2]	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile seventh Securitization Specialty[2]	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile eighth Securitization Specialty[2]	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile ninth Securitization Specialty[2]	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile tenth Securitization Specialty[2]	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile eleventh Securitization Specialty[2]	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile twelfth Securitization Specialty[2]	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile thirteenth Securitization Specialty[2]	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile fourteenth Securitization Specialty[2]	—	Korea	Dec. 31	Asset-backed securitization
KB Life Insurance Co., Ltd.	KB Haeoreum Private Securities Investment Trust 1st and 7 others	100.00	Korea	Dec. 31	Private equity fund
Kookmin Bank, KB Investment & Securities, KB life Insurance, KB Real Estate Trust Co., Ltd	KB Wise Star Private Real Estate Feeder Fund 1st.	100.00	Korea	Dec. 31	Investment trust
Kookmin Bank	Hanbando BTL Private Special Asset Fund 1st3	39.74	Korea	Dec. 31	Capital investment
Kookmin Bank, KB life Insurance	KB Hope Sharing BTL Private Special Asset[3]	40.00	Korea	Dec. 31	Capital investment
Kookmin Bank	KB Mezzanine Private Securities Fund 1st.(Mixed)[3]	46.51	Korea	Dec. 31	Capital investment
Kookmin Bank, KB life Insurance	KB Mezzanine Private Securities Fund 2nd.(Mixed)[3]	40.74	Korea	Dec. 31	Capital investment
Kookmin Bank	K-star KTB ETF(Bond)[3]	47.63	Korea	Dec. 31	Capital investment
KB Wise Star Private Real Estate Feeder Fund 1st.	KB Star Retail Real Estate Feeder Fund 1st.[6]	48.98	Korea	Dec. 31	Capital investment
	KB Star Office Real Estate Feeder Fund 2nd.[6]	44.44	Korea	Dec. 31	Capital investment

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

[1]	The Group controls the trust because it has power that determines the management performance over the trust and is exposed to variable returns to absorb losses through the guarantees of payment of principal, or payment of principal and fixed rate of return.
[2]	The Group controls these investees because it is exposed to variable returns from its involvement with the investees and has ability to affect those returns through its power, even though it holds less than a majority of the voting rights of the investees.
[3]	Although the Group holds less than a majority of the investee’s voting rights, the Group controls the investee as it has power over relevant activities by managing the fund; has significant percentage of ownership that is over 40%; is significantly exposed to variable returns which is affected by the performance of the investees; and has ability to affect the performance through its power.
[4]	Boyoung Construction is included in the consolidation scope as KB Wellyan Private Equity Real Estate Fund No. 7 is included in the consolidation scope.
[5]	Although the Group holds less than a majority of the investee’s voting rights, the Group controls the investee as it has power over relevant activities by taking the role of an operating manager and it is significantly exposed to variable returns which is affected by the performance of the investees, and has ability to affect the performance through its power.
[6]	KB Star Retail Private Master Real Estate 1st and KB Star Office Private Real Estate Investment Trust 2nd are included in the consolidation scope as KB Wise Star Private Real Estate Feeder Fund 1st is included in the consolidation scope.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

The condensed financial information of major subsidiaries as of March 31, 2015 and December 31, 2014, and for the three-month periods ended March 31, 2015 and 2014, is as follows:

(In millions of Korean won)	Mar. 31, 2015
	Assets		Liabilities		Equity		Operating income (revenue)		Profit(loss) for the period		Total compre- hensive income(loss) for the period
Kookmin Bank[1]	~~W~~	282,129,802	~~W~~	259,846,906	~~W~~	22,282,896	~~W~~	3,840,229	~~W~~	476,192	~~W~~	572,919
KB Kookmin Card Co., Ltd.[1]		15,725,596		12,148,106		3,577,490		742,099		98,087		97,035
KB Investment & Securities Co., Ltd. [1]		4,570,034		3,981,972		588,062		200,627		11,773		11,321
KB Life Insurance Co., Ltd.[1]		7,920,327		7,316,128		604,199		372,150		5,774		20,474
KB Asset Management Co., Ltd.[1]		168,840		34,503		134,337		25,275		11,919		12,398
KB Capital Co.,Ltd.		4,245,198		3,776,527		468,671		84,164		17,070		16,715
KB Savings Bank Co., Ltd.		797,968		643,986		153,982		12,757		1,405		1,188
KB Real Estate Trust Co., Ltd.		211,035		21,450		189,585		10,522		3,630		5,627
KB Investment Co., Ltd.[1]		215,464		83,831		131,633		2,064		(2,414)		(3,150)
KB Credit Information Co., Ltd.		28,186		7,915		20,271		9,795		(579)		(579)
KB Data System Co., Ltd.		22,309		8,260		14,049		9,856		(466)		(474)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

(In millions of Korean won)	Dec. 31, 2014
	Assets		Liabilities		Equity		Operating income (revenue)[3]		Profit(loss) for the period[3]		Total comprehensive income(loss) for the period[3]
Kookmin Bank [1]	~~W~~	275,453,664	~~W~~	253,513,191	~~W~~	21,940,473	~~W~~	3,774,007	~~W~~	243,941	~~W~~	246,254
KB Kookmin Card Co., Ltd. [1]		15,886,769		12,406,314		3,480,455		722,306		94,439		93,186
KB Investment & Securities Co., Ltd. [1,2]		4,131,568		3,554,828		576,740		124,906		4,149		2,579
KB Life Insurance Co., Ltd. [1]		7,680,184		7,096,459		583,725		357,422		8		1,570
KB Asset Management Co., Ltd. [1]		254,481		52,541		201,940		26,337		13,690		13,755
KB Capital Co., Ltd [2]		4,023,965		3,612,150		411,815		84,198		4,649		4,401
KB Savings Bank Co., Ltd.		772,676		619,882		152,794		17,638		4,405		4,652
KB Real Estate Trust Co., Ltd.		204,888		20,930		183,958		10,546		1,723		1,914
KB Investment Co., Ltd. [1]		225,353		90,569		134,784		7,457		1,361		2,601
KB Credit Information Co., Ltd.		28,805		7,955		20,850		9,271		(448)		(448)
KB Data System Co., Ltd.		31,397		16,874		14,523		9,436		(400)		(412)

[1]	Financial information is based on its consolidated financial statements.
[2]	The amount includes the fair value adjustments due to the merger.
[3]	Operating income(revenue), profit(loss) for the period, total comprehensive income(loss) for the period are for the three-month period ended March 31, 2014.

Nature of the risks associated with interests in consolidated structured entities

The terms of contractual arrangements to provide financial support to a consolidated structured entity

•	The Group has provided acceptances and guarantees of ~~W~~68,000 million to Ashley Investment First Co., Ltd. and Growth Investment First Co., Ltd., the Group’s subsidiaries, that issued debentures.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

•	The Group provides capital commitment to KB Wise Star Private Real Estate Feeder Fund 1st. and nine other subsidiaries. The unexecuted amount of the investment agreement is ~~W~~493,141 million. Based on the capital commitment, the Group is subject to increase its investment upon the request of the asset management company or the additional agreement among investors.

•	The Group provides the guarantees of payment of principal, or principal and fixed rate of return in case the operating results of the trusts are less than the guaranteed principal, or principal and fixed rate of return.

Changes in subsidiaries

KB Intellectual Property Investment Fund and Wise Mobile 13th~14th Securitization were newly consolidated during the three-month period ended March 31, 2015. KB Mortgage Loan No.1 Limited and KB Kookmin Card First Securitization Co., Ltd. have been excluded from consolidation during the three-month period ended March 31, 2015.

40. Unconsolidated Structured Entity

The nature, purpose and activities of the unconsolidated structured entities and how the structured entities are financed, are as follows:

Nature	Purpose	Activities	Methods of Financing
Asset-backed securitization	Early cash generation through transfer of securitization assets Fees earned as services to SPC, such as providing lines of credit and ABCP purchase commitments	Fulfillment of Asset-backed securitization plan Purchase and transfer of securitization assets Issuance and repayment of ABS and ABCP	Issuance of ABS and ABCP based on securitization assets

Project Financing	Granting PF loans to SOC and real estate Granting loans to ships/aircrafts SPC	Construction of SOC and real estate Building ships/ construction and purchase of aircrafts	Loan commitments through Credit Line, providing lines of credit and investment agreements

Trust	Management of financial trusts; -Development trust -Mortgage trust -Management trust -Disposal trust -Distribution and management trust -Other trusts	Development, management, and disposal of trusted real estate assets Payment of trust fees and allocation of trust profits.	Distribution of trusted real estate assets and financing of trust company Public auction of trusted real estate assets and financing of trust company

Investment funds	Investment in beneficiary certificates Investment in PEF and partnerships	Management of fund assets Payment of fund fees and allocation of fund profits	Sales of beneficiary certificate instruments Investment of managing partners and limited partners

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

As of March 31, 2015 and December 31, 2014, the size of the unconsolidated structured entities and the risks associated with its interests in unconsolidated structured entities, are as follows:

(In millions of Korean won)	Mar. 31, 2015
	Asset-backed securitization		Project Financing		Trusts		Investment funds		Others		Total
Total assets of unconsolidated Structured Entity	~~W~~	12,704,312	~~W~~	20,951,826	~~W~~	1,913,561	~~W~~	14,205,383	~~W~~	6,508,762	~~W~~	56,283,844
Carrying amount on financial statements
Assets
Derivative financial assets		824		—		—		—		—		824
Loans		238,139		2,933,757		—		1,557		397,661		3,571,114
Financial investments		628,109		93,021		—		984,213		66,831		1,772,174
Investment in associates		—		—		—		391,369		—		391,369
Other assets		55		19		207,997		6,699		—		214,770

	~~W~~	867,127	~~W~~	3,026,797	~~W~~	207,997	~~W~~	1,383,838	~~W~~	464,492	~~W~~	5,950,251

Liabilities
Deposits	~~W~~	284,433	~~W~~	606,490	~~W~~	—	~~W~~	16,406	~~W~~	25,824	~~W~~	933,153
Other liabilities		1		—		—		—		—		1

	~~W~~	284,434	~~W~~	606,490	~~W~~	—	~~W~~	16,406	~~W~~	25,824	~~W~~	933,154

Maximum exposure to loss[1]	~~W~~	5,292,132	~~W~~	5,339,411	~~W~~	207,997	~~W~~	3,162,894	~~W~~	588,613	~~W~~	14,591,047

Methods of determining the maximum exposure to loss		Providing lines of credit and purchase commitments		Investments / loans, loan commitments /investment agreements / purchase commitments and acceptances and guarantees		Dividends by results trust: Total amount of trust explosure		Investments / loans and capital commitments		Loan commitments

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

(In millions of Korean won)	Dec. 31, 2014
	Asset-backed securitization		Project Financing		Trusts		Investment funds		Others		Total
Total assets of unconsolidated Structured Entity	~~W~~	13,013,795	~~W~~	21,102,639	~~W~~	1,986,277	~~W~~	17,919,480	~~W~~	6,484,363	~~W~~	60,506,554
Carrying amount on financial statements
Assets
Loans		223,771		2,965,239		—		1,609		252,195		3,442,814
Financial investments		716,462		93,505		—		627,554		66,943		1,504,464
Investment in associates		—		—		—		390,337		—		390,337
Other assets		47		27		92,678		8,324		—		101,076

	~~W~~	940,280	~~W~~	3,058,771	~~W~~	92,678	~~W~~	1,027,824	~~W~~	319,138	~~W~~	5,438,691

Liabilities
Deposits	~~W~~	300,015	~~W~~	500,538	~~W~~	—	~~W~~	6,067	~~W~~	32,986	~~W~~	839,606
Other liabilities		12		—		—		—		—		12

	~~W~~	300,027	~~W~~	500,538	~~W~~	—	~~W~~	6,067	~~W~~	32,986	~~W~~	839,618

Maximum exposure to loss[1]	~~W~~	5,338,975	~~W~~	5,403,409	~~W~~	206,911	~~W~~	3,203,351	~~W~~	590,257	~~W~~	14,742,903

Methods of determining the maximum exposure to loss		Providing lines of credit and purchase commitments		Loan commitments /investment agreements / purchase commitments and acceptances and guarantees		Dividends by results trust: Total amount of trust explosure		Investments / loans and capital commitments		Loan commitments

[1]	Maximum exposure to loss includes the asset amounts, after deducting loss(provision for assets, impairment losses and others), recognized in the financial statements of the Group.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

41. Related Party Transactions

Profit and loss arising from transactions with related parties for the three-month periods ended March 31, 2015 and 2014, are as follows:

(In millions of Korean won)		Mar. 31, 2015		Mar. 31, 2014
Associates
Balhae Infrastructure Fund	Fee and commission income	~~W~~	1,943	~~W~~	1,933
Korea Credit Bureau Co., Ltd.	Interest expense		20		20
	Fee and commission income		1		1
	Other operating expense		900		948
UAMCO., Ltd.	Interest expense		3		5
	Fee and commission income		4		4
Incheon Bridge Co., Ltd.	Interest income		2,423		2,793
	Interest expense		132		127
	Reversal for credit loss		2		—
KB No.2 Special Purpose Acquisition Company [1]	Interest income		—		7
	Losses on financial assets/liabilities at fair value through profit or loss		—		14
KB No.3 Special Purpose Acquisition Company	Interest income		15		—
	Interest expense		3		—
	Gains on financial assets/liabilities at fair value through profit or loss		308		—
KB No.4 Special Purpose Acquisition Company	Interest income		18		—
	Interest expense		12		—
	Gains on financial assets/liabilities at fair value through profit or loss		864		—
KB No.5 Special Purpose Acquisition Company	Interest income		16		—
	Interest expense		8		—
	Gains on financial assets/liabilities at fair value through profit or loss		468		—
KB No.6 Special Purpose Acquisition Company	Interest income		13		—
	Interest expense		19		—
	Gains on financial assets/liabilities at fair value through profit or loss		315		—
KB No.7 Special Purpose Acquisition Company	Interest income		7		—
	Interest expense		6		—
	Fee and commission income		150		—
	Gains on financial assets/liabilities at fair value through profit or loss		1,322		—
	Other non-operating income		38		—
United PF 1st Recovery Private Equity Fund[1]	Interest expense		19		—
KBIC Private Equity Fund No. 3	Interest expense		9		10
	Fee and commission income		74		74
NPS KBIC Private Equity Fund No. 1	Fee and commission income		—		117
KoFC KBIC Frontier Champ 2010-5(PEF)	Fee and commission income		136		223
	Other operating expense		334		—
KoFC POSCO HANHWA KB Shared Growth Private	Fee and commission income		174		148
	Other operating expense		395		—
KB GwS Private Securities	Fee and commission income		220		221
Investment Trust	Other operating income		872		1,047
KB Star office Private real estate Investment Trust No.1	Interest income		120		—
	Fee and commission income		107		107
	Interest expense		25		25
Kores Co., Ltd. [1]	Interest income		—		100
	Reversal for credit loss		—		2,354
Semiland Co., Ltd. [1]	Interest income		—		4
Other
Retirement pension	Fee and commission income		150		108
	Interest expense		234		221

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

[1]	Not considered to be the Group’s related party as of March 31, 2015.

The details of receivables and payables, and related allowances for loans losses arising from the related party transactions as of March 31, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)		Mar. 31, 2015		Dec. 31, 2014
Associates
JSC Bank CenterCredit	Cash and due from financial institutions	~~W~~	312	~~W~~	178
Balhae Infrastructure Fund	Other assets		1,943		2,002
Korea Credit Bureau Co., Ltd.	Loans and receivables (Gross amount)		24		19
	Deposits		4,159		24,715
	Other liabilities		25		17
UAMCO., Ltd.	Loans and receivables (Gross amount)		4		2
	Deposits		1,421		1,654
	Other assets		1		—
Incheon Bridge Co., Ltd.	Loans and receivables (Gross amount)		231,494		247,885
	Allowances for loan losses		300		302
	Other assets		1,007		1,144
	Deposits		34,960		35,421
	Other liabilities		354		249
Terra Co., Ltd.	Deposits		—		1
KB No.3 Special Purpose Acquisition Company	Derivative financial assets		2,101		1,793
	Loans and receivables (Gross amount)		1,482		1,465
	Deposits		743		832
	Other liabilities		9		6
KB No.4 Special Purpose Acquisition Company	Derivative financial assets		3,031		2,167
	Loans and receivables (Gross amount)		1,896		1,876
	Deposits		2,388		2,500
	Other liabilities		12		1

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

KB No.5 Special Purpose Acquisition Company	Derivative financial assets	2,611	2,143
	Loans and receivables (Gross amount)	1,832	1,816
	Deposits	2,370	2,389
	Other liabilities	4	1
KB No.6 Special Purpose Acquisition Company	Derivative financial assets	2,152	1,837
	Loans and receivables (Gross amount)	1,451	1,438
	Deposits	4,376	4,406
	Other liabilities	22	3
KB No.7 Special Purpose Acquisition Company	Derivative financial assets	1,516	—
	Loans and receivables (Gross amount)	1,063	—
	Deposits	2,407	—
	Other liabilities	6	—
United PF 1st Recovery Private Equity Fund	Deposits	10,000	—
	Other liabilities	19	—
KBIC Private Equity Fund No. 3	Other assets	74	151
	Deposits	1,400	1,400
	Other liabilities	33	24
NPS KBIC Private Equity Fund No. 1	Other assets	9	9
KoFC KBIC Frontier Champ 2010-5(PEF)	Other assets	136	139
	Provisions	869	534
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund	Other assets	164	634
	Provisions	117	128
KB GwS Private Securities Investment Trust	Other assets	894	673
KB Star Office Private Real Estate Investment Trust No.1	Loans and receivables (Gross amount)	10,000	10,000
	Other assets	260	155
	Deposits	6,401	6,067
	Other liabilities	22	—
Key management
	Loans and receivables (Gross amount)	2,027	2,527
	Allowances for loan losses	1	—
	Other assets	3	3
	Deposits	5,485	18,462
	Insurance contract liabilities	512	1,292
	Other liabilities	89	173
Other
Retirement pension	Other assets	85	191
	Deposits	38,749	41,412
	Other liabilities	396	246

According to Korean IFRS 1024, the Group includes subsidiaries, associates, key management (including family members), and post-employment benefit plans of the Group in the scope of related parties. Additionally, the Group discloses balances (receivables and payables) and other amounts arising from the related party transactions in the notes to the interim consolidated financial statements. Refer to Note 12 for details on investments in associates.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

Key management includes the directors of the Parent Company, and the directors of Kookmin Bank and companies where the directors and/or their close family members have control or joint control.

Significant loan transactions with related parties for the three-month periods ended March 31, 2015 and 2014, are as follows:

(In millions of Korean won)	Mar. 31, 2015[1]
	Beginning		Loans		Repayments		Others		Ending
Associates
Incheon Bridge Co., Ltd.	~~W~~	247,885	~~W~~	13	~~W~~	(16,404)	~~W~~	—	~~W~~	231,494
KB Star Office Private Real Estate Investment Trust No.1		10,000		—		—		—		10,000
KB No.3 Special Purpose Acquisition Company		1,465		—		—		17		1,482
KB No.4 Special Purpose Acquisition Company		1,876		—		—		20		1,896
KB No.5 Special Purpose Acquisition Company		1,816		—		—		16		1,832
KB No.6 Special Purpose Acquisition Company		1,438		—		—		13		1,451
KB No.7 Special Purpose Acquisition Company		—		1,056				7		1,063
Korea Credit Bureau Co., Ltd.		19		5		—		—		24
UAMCO., Ltd.		2		2		—		—		4

(In millions of Korean won)	Mar. 31, 2014[1]
	Beginning		Loans		Repayments		Others		Ending
Associates
Incheon Bridge Co., Ltd.	~~W~~	249,362	~~W~~	3,060	~~W~~	(6,040)	~~W~~	—	~~W~~	246,382
KB No.2 Special Purpose Acquisition Company		—		865		—		8		873
Semiland Co., Ltd.[2]		19		233		(36)		—		216

[1]	Transactions and balances arising from operating activities between related parties, such as payments, are excluded.
[2]	Not considered to be the Group’s related party as of March 31, 2015.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

Unused commitments to related parties as of March 31, 2015 and December 31, 2014, are as follows:

(In millions of Korean won)		Mar. 31, 2015		Dec. 31, 2014
Balhae Infrastructure Fund	Purchase of security investment	~~W~~	20,304	~~W~~	21,744
UAMCO., Ltd.	Purchase of security investment		89,950		89,950
United PF 1st Recovery Private Equity Fund	Purchase of security investment		49,383		49,383
KoFC KBIC Frontier Champ 2010-(PEF)	Purchase of security investment		2,150		2,150
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund	Purchase of security investment		23,750		23,750
Incheon Bridge Co., Ltd.	Loan commitments in Korean won		46,963		33,163
KB GwS Private Securities Investment Trust	Purchase of security investment		1,119		1,119
Key Managemnet	Loan commitments		301		372

Compensation to key management for the three-month periods ended March 31, 2015 and 2014, consists of:

(In millions of Korean won)	Mar. 31, 2015
	Short- term employee benefits		Post- employment benefits		Termination benefits		Share- based payments		Total
Registered directors (executive)	~~W~~	264	~~W~~	10	~~W~~	—	~~W~~	638	~~W~~	912
Registered directors (non-executive)		250		—		—		—		250
Non-registered directors		825		26		163		1,167		2,181

	~~W~~	1,339	~~W~~	36	~~W~~	163	~~W~~	1,805	~~W~~	3,343

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2015 and 2014, and December 31, 2014

(In millions of Korean won)	Mar. 31, 2014
	Short-term employee benefits		Post-employment benefits		Share-based payments		Total
Registered directors (executive)	~~W~~	527	~~W~~	9	~~W~~	(96)	~~W~~	440
Registered directors (non-executive)		306		—		(15)		291
Non-registered directors		2,243		13		114		2,370

	~~W~~	3,076	~~W~~	22	~~W~~	3	~~W~~	3,101

Collateral received from related party entities as of March 31, 2015 and December 31, 2014, is as follows:

(In millions of Korean won)		Mar. 31, 2015		Dec. 31, 2014
Associates
Incheon Bridge Co., Ltd.	Fund management account for Standby loan commitment	~~W~~	65,000	~~W~~	65,000
KB Star Office Private Real Estate Investment Trust No.1	Real estate		13,000		13,000
Key management	Time deposits and others		697		296
	Real estate		2,398		3,583

As of March 31, 2015, Incheon Bridge Co., Ltd, a related party, provides fund management account, civil engineering completed risk insurance, shares and management rights as senior collateral amounting to ~~W~~816,400 million to a financial syndicate consisting of the Group and four other institutions, and as subordinated collateral amounting to ~~W~~201,100 million to subordinated debt holders consisting of the Group and two other institutions.

42. Events after the Reporting Period

On May 12, 2015, Kookmin Bank and its labor union agreed on the voluntary early retirement program, which is aimed to increase the efficiency and productivity of human resources. Meanwhile, due to the uncertainty of the volume of retirements under the voluntary early retirement program, the financial effect could not be estimated.